As confidentially submitted to the Securities and Exchange Commission on May 13, 2021.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMMUNEERING CORPORATION
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	26-1976972 (I.R.S. Employer Identification No.)
245 Main Street, Second Floor
Cambridge, Massachusetts 02142
Telephone: (617) 500-8080
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Benjamin J. Zeskind, Ph.D.
Chief Executive Officer
Immuneering Corporation
245 Main Street, Second Floor
Cambridge, Massachusetts 02142
Telephone: (617) 500-8080
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John Chory Nathan Ajiashvili Evan Smith Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Frank F. Rahmani Samir A. Gandhi Sidley Austin LLP 555 California Street, Suite 2000 San Francisco, California 94104 (415) 772-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(3)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION,
DATED           , 2021
          Shares
Immuneering Corporation
Class A Common Stock

We are offering           shares of our Class A common stock. This is our initial public offering and no public market currently exists for our Class A common stock. We anticipate that the initial public offering price will be between $      and $      per share. We intend to apply to list our Class A common stock on the Nasdaq Global Market under the symbol “IMRX.”
Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights. Each share of Class A common stock will be entitled to one vote and will not be convertible into any other class of our capital stock. The shares of Class B common stock do not have associated voting rights (except as may be required by law) and each share of Class B common stock is convertible at any time at the election of the holder into one share of Class A common stock, subject to certain limitations. See “Description of Capital Stock—Common Stock” for more information on the rights of the holders of our Class A common stock and Class B common stock.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See “Underwriting” for a description of all compensation payable to the underwriters. We have agreed to reimburse the underwriters for certain FINRA-related expenses.

We have granted the underwriters an option for a period of 30 days to purchase up to           additional shares of Class A common stock.
The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on or about           , 2021.

MORGAN STANLEY	JEFFERIES	COWEN	GUGGENHEIM SECURITIES
Prospectus dated                 , 2021.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

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BASIS OF PRESENTATION
Except where the context otherwise requires or where otherwise indicated, the terms “Immuneering,” “we,” “us,” “our,” “our company,” “Company” and “our business” refer to Immuneering Corporation.
The consolidated financial statements include the accounts of Immuneering Corporation and its subsidiary. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. Our fiscal year ends on December 31 of each year. References to 2020 refer to the year ended December 31, 2020. Our most recent fiscal year ended on December 31, 2020.
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
TRADEMARKS AND TRADENAMES
Solely for convenience, trademarks, service marks and tradenames referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and tradenames. This prospectus may also contain trademarks, service marks, tradenames and copyrights of other companies, which are the property of their respective owners.
INDUSTRY AND OTHER DATA
This prospectus contains industry, market and competitive position data from our own internal estimates and research as well as industry and general publications and research surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believe to be reliable, although they do not guarantee the accuracy or completeness of such information. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor definitions have been verified by an independent source.

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PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Overview
We are a biopharmaceutical company with an emerging pipeline focused on improving patient outcomes across a spectrum of debilitating oncologic and neurologic diseases by applying our deep knowledge of translational bioinformatics to every stage of the drug development process. With more than a decade of leadership in translational bioinformatics, we have established a track record of generating insights into drug mechanisms of action and patient treatment responses. Building on these insights, we developed a disease-agnostic platform that enables us to utilize human data, novel biology and chemistry, and translational planning to create and advance our wholly owned pipeline. Our current development programs in oncology are focused on providing treatments for patients with solid tumors caused by mutations of the MAPK pathway and other oncologic signaling pathways. Our lead product candidate, IMM-1-104, is designed to be a highly selective dual-MEK inhibitor that further disrupts KSR for the treatment of advanced solid tumors in patients harboring RAS mutant tumors. We plan to submit an IND for IMM-1-104 to the FDA by       . In addition, we anticipate filing at least two additional INDs for our other oncology programs, one in each of           and           .
Our platform is enabled by our ability to efficiently analyze high-throughput molecular-level biochemical assays, including transcriptomics, genomics and/or proteomics, collectively referred to as Omics data. These different types of biochemical assays each provide us with unique information about the molecular mechanisms of disease biology and drug response. Since our inception, we have partnered with industry-leading pharmaceutical and biotechnology companies to perform a variety of analyses that utilize our expertise in translational bioinformatics. Examples publicly disclosed by our partners include our analyses of ibrutinib, ipilimumab, daratumumab, glatiramer acetate and pridopidine.
In early 2018, we began applying our proprietary platform and approach to internally develop our wholly owned pipeline of orally administered small molecule drug programs. Our approach played a critical role in determining the most important characteristics for and creation of IMM-1-104. Specifically, our platform enables us to:
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leverage insights from human data to identify disease transcriptional profiles we aim to counteract;

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identify novel biology, specifically evaluating new ways to drug an existing target by utilizing our proprietary Disease Cancelling Technology, or DCT, and analyze mechanisms of existing drugs;

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generate novel chemistry that overcomes MAPK-feedback loops to achieve optimal signaling dynamics; and

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profile IMM-1-104 in a large number of 3D models using our own translational planning to identify the types of cancer most likely to be sensitive to the product candidate.

Our current oncology programs target mutations of the RAS/RAF/MEK/ERK, or MAPK, and the PI3K/AKT/mTOR, or mTOR, pathways. The MAPK and mTOR signaling pathways run parallel to each other, and in over half of all cancers, one or both of these pathways are inappropriately activated (as depicted below). Existing drugs targeting these pathways are limited by toxicity, resistance and/or are narrowly focused on subpopulations with specific mutations. The MAPK and mTOR pathways function to drive cell proliferation, differentiation, survival and a variety of other cellular functions that are critical for the formation of tumors.

Fundamental Cancer Signaling Cellular Pathways: MAPK and mTOR

RTK
RAS OFF
RAS ON
GAP
GEF
GRB2
SOS
SHP2
RAF
PI3K
MAPK
Pathway
MEK
AKT
mTOR
Pathway
ERK
mTOR
Cancer Cell: Growth, Survival, Inflammation, Metabolism, Metastasis

Each of the programs in our oncology pipeline are designed to cause cyclical disruption of abnormal activation of the MAPK and mTOR signaling pathways while limiting drug-related toxicity. Traditional drug approaches have been designed to sustain pathway inhibition, which can cause on-target drug-related toxicity and limit clinical durability as a result of drug holidays or treatment discontinuation. Based on insights derived from our translational bioinformatics platform, our differentiated approach is to design drugs with short half-lives that provide enhanced mechanistic control of the target of interest and break tumor addiction, which is the tumor’s ability to indefinitely self-replicate, metastasize and evade the host’s immune system, among others capabilities, through deep cyclic disruption of these pathways (i.e., signaling dynamics). By cyclically disrupting these core oncogenic signaling pathways in cancer cells, we believe we can create novel therapeutics that maximize therapeutic activity in broad patient populations while providing an improved tolerability profile (as depicted below). We believe we are pioneers in this unique approach of leveraging signaling dynamics against tumor addiction.
Signaling Dynamics: Traditional Sustained Inhibition Versus Our Cyclic Approach
Our Wholly Owned Pipeline
Our oncology programs target clinically validated pathways, but we seek to improve patient outcomes across a wide range of addressable solid tumor types through our differentiated programs. In addition to our oncology pipeline, we are also leveraging our platform to build a neuroscience pipeline initially focusing on Alzheimer’s disease, or AD. Our current pipeline of product candidates and discovery programs is depicted below.
Dual-MEK Program
Our dual mitogen-activated protein kinase kinase, or MEK, product candidate, IMM-1-104, is designed to be a highly selective inhibitor of mitogen-activated protein kinase kinase kinase, or ERK, activation (i.e., phosphorylation), prevent MAPK pathway reactivation and have a short plasma half-life that reduces sustained pathway inhibition (as depicted below). Unlike MEK inhibitors approved by the U.S. Food and Drug Administration, or the FDA, IMM-1-104 is designed to prevent RAF-mediated activation of MEK by engagement of the RAF activation loop on MEK, such as CRAF-bypass, and further disrupt the kinase suppressor of RAS 1 and 2, or KSR. Additionally, with a short plasma half-life, IMM-1-104 can achieve deep cyclic inhibition of the MAPK pathway. We believe this innovative method of pathway inhibition normalizes cancer cell signaling dynamics and prevents further damage to normal healthy cells. Collectively, we believe these qualities differentiate IMM-1-104 from known MEK inhibitors by potentially enabling IMM-1-104 to avoid drug resistance while improving tolerability.
Dual-MEK Inhibition Prevents Activation of MEK and Downstream Activation of ERK

In preclinical studies, we observed that IMM-1-104 inhibits MEK and ERK across a wide range of human and murine solid tumor models, including those with activating mutations in KRAS, NRAS, HRAS and BRAF. In addition, we evaluated IMM-1-104 in murine-based KRAS and BRAF mutant solid tumor models representing lung, colon, pancreas and skin cancer, and observed therapeutic activity with improved tolerability when compared to current FDA-approved MEK and BRAF inhibitors. We are also currently evaluating IMM-1-104 in a murine-based NRAS melanoma tumor model. Given the activity and tolerability observed in these preclinical studies, we believe that IMM-1-104 will deliver clinical benefit as monotherapy and, in the future, may potentially be administered in select drug combinations for patients with RAS and/or RAF mutant solid tumors who currently have limited treatment options.
IMM-1-104 is currently undergoing Investigational New Drug, or IND, enabling studies. We plan to submit an IND for IMM-1-104 to the FDA by         . We intend to initiate our first-in-human Phase 1 clinical trial of IMM-1-104 for the treatment of advanced solid tumors in patients harboring RAS mutant tumors, if our IND for IMM-1-104 is accepted.
MEK-Immuno-Oncology and Other Oncology Programs
Our MEK-immuno-oncology, or MEK-io, program is focused on developing innovative allosteric MEK inhibitors to be administered in combination with select immune modulators (e.g., checkpoint inhibitors) for the treatment of “cold” solid tumors, which are immunologically inaccessible. We believe our investigational MEK-io program inhibitors target MEK in a way that disrupts the MAPK pathway at ERK and also reduces baseline MEK activation. We are designing these inhibitors with unique pharmacokinetic, or PK, and pharmacodynamic, or PD, profiles that enhance cycle inhibition time of MEK and ERK to optimize the patient’s immune response and promote maximal antitumor responses when administered in combination with select immune modulators.
We observed an initial in vivo proof-of-concept for our MEK-io program in a widely utilized syngeneic murine model where we observed synergistic antitumor activity in combination with a checkpoint inhibitor. Our MEK-io program is currently in the lead optimization stage of development and we are screening multiple advanced drug analogues for optimal PK and PD profiles that maximally modulate antitumor responses through cyclic inhibition of MEK and ERK. Top candidates will further be evaluated in vivo for drug-like properties that demonstrate synergistic therapeutic activity when combined with select immune modulators in preclinical immunologically cold solid tumor models.
We are leveraging our platform to continue expanding our oncology pipeline by targeting the MAPK and mTOR pathways in novel ways. We have five additional programs in various stages of drug discovery focused on targeting these pathways through novel pharmacological approaches.
In addition to the expected IND filing of IMM-1-104, we anticipate filing at least two additional INDs for our other oncology programs, one in each of         and         .
Neuroscience Programs
AD is the most common form of dementia and one in three adults over the age of 65 succumb to AD-related dementia or another form of dementia. We believe there are specific subgroups of AD that can be stratified through gene expression and brain pathology. To identify AD subgroups, we have leveraged our platform to employ a patient-centric, data-driven approach. AD is a neurodegenerative disorder of uncertain cause and pathogenesis characterized by memory impairment and further cognitive decline that can ultimately affect the patient’s behavior, speech, visuospatial orientation and motor system. AD is a complex multifactorial disease driven by genetic and environmental causes that affects older adults and is one of the leading sources of morbidity and mortality in the aging population. The estimated total healthcare costs for the treatment of AD was approximately $305 billion in 2020, with the cost expected to increase to more than $1 trillion by 2050.
Our neuroscience programs are in the early stages of drug discovery, and we are evaluating undisclosed targets to pursue a unique approach to treating AD. We believe we can slow the progression of AD by developing targeted therapies for distinct biological mechanisms that we have identified in specific AD subgroups. Our platform and expertise in neurology and neuroscience have allowed us to determine biological differences in

AD patients to help develop novel therapies that may potentially address the significant unmet needs of this underserved patient population.
Our Team
We were founded in 2008 by our Chief Executive Officer, Benjamin J. Zeskind, Ph.D., and a member of our board of directors, Robert J. Carpenter, with the goal of leveraging translational bioinformatics to generate insights into the mechanisms that cause certain patients to respond to specific medicines across multiple therapeutic areas. Our multi-disciplinary team brings together experts across translational bioinformatics, preclinical and clinical development in both oncology and neuroscience and includes individuals with extensive experience at some of the leading pharmaceutical companies, including Johnson & Johnson, AstraZeneca and Incyte. We are supported by a high-quality group of investors, including entities affiliated with Cormorant Asset Management, Surveyor Capital (a Citadel company), Rock Springs Capital, T. Rowe Price Associates, Inc., Perceptive Advisors and LYFE Capital.
Our History
Our company is built on more than a decade of leadership in translational bioinformatics. Since our founding in 2008, we have established a track record of generating insights into the mechanisms that cause certain patients to respond to specific medicines across therapeutic areas by analyzing Omics data. Our computational biology services business has helped us to better understand how translational bioinformatics can contribute to each stage of drug development, from early drug discovery to clinical development and through commercialization. However, we recognized the limitations of applying translational bioinformatics in isolation to specific stages of the drug development process and realized that bioinformatics could be even more helpful if applied continuously throughout the drug development process. Over time, we have developed a proprietary technology platform to facilitate that process and, in early 2018, we began applying the extensive insights from and capabilities of our platform and approach to create a wholly owned pipeline of drug programs, initially focusing on oncology.
Our Strategy
Our mission is to develop novel therapies by utilizing our disease-agnostic platform to address areas of high unmet medical need, initially in cancer and neurologic diseases. Our platform allows us to leverage human biological data in new and creative ways, which provides counterintuitive insights that are not constrained by the inherent limitations of conventional approaches or prevailing scientific views. We are developing novel therapies that aim to optimize both safety and efficacy for diseases with suboptimal treatment options. To achieve our mission, we are executing a near-term strategy with the following key elements:
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Rapidly Advance IMM-1-104 into Clinical Development.

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Progress Our Pipeline of Additional MAPK and mTOR Pathway Programs to IND-Enabling Studies.

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Utilize Our Platform to Advance Our Neuroscience Programs.

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Continue to Grow and Advance Our Platform.

Summary Risk Factors
Investing in our Class A common stock involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks include the following:
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We have a limited operating history, have not completed any clinical trials and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

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We have incurred significant net losses for the past several years and we expect to continue to incur significant net losses for the foreseeable future and may never maintain profitability.

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Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts.

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The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, or to obtain regulatory approval to treat the indications we seek to treat with our product candidates, we will be unable to generate product revenue or the level of planned product revenue and our business will be substantially harmed.

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We may encounter substantial delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

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The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA or other comparable foreign regulatory authorities.

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Our current or future product candidates may cause adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

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We are early in our development efforts. Our business is substantially dependent on the successful development of our current and future product candidates. If we are unable to advance our current or future product candidates through clinical trials, obtain marketing approval to treat the indications we seek to treat with our product candidates, and ultimately commercialize any product candidates we develop, or experience significant delays in doing so, our business will be materially harmed.

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We are substantially dependent on our platform, including our proprietary technologies such as DCT and Fluency, which are supported by our information technology systems. Any failure of these or other elements of our platform will materially harm our business.

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Our long-term prospects depend in part upon discovering, developing and commercializing product candidates, which may fail in development or suffer delays that adversely affect their commercial viability.

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We have never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize any products on our own or together with suitable collaborators.

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We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted.

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The COVID-19 pandemic and potential future pandemics could continue to adversely impact our business, including our anticipated clinical trials, supply chain and business development activities.

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We substantially rely, and expect to continue to rely, on third parties, including independent clinical investigators and contract research organizations, or CROs, to conduct certain aspects of our preclinical studies, and in the future, our clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

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We contract with third parties for the manufacture of our product candidates for preclinical studies, and expect to continue to do so for clinical trials and ultimately, for commercialization of any approved product candidate. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or drugs or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

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The manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.
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If we are unable to obtain and maintain patent and other intellectual property protection for our product candidates and technologies or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be impaired, and we may not be able to compete effectively in our market.

Corporate Information
Our corporate headquarters are located at 245 Main Street, Second Floor, Cambridge, Massachusetts 02142. Our telephone number is (617) 500-8080. Our principal website address is www.immuneering.com. The information on or accessed through our website is not incorporated in this prospectus or the registration statement of which this prospectus forms a part.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or JOBS Act. As an “emerging growth company” we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
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the option to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

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not being required to comply with any requirements that may be adopted by the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements;

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reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if any of the following events occur prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period, or (iii) we become a “large accelerated filer,” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies. In particular, we have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.
We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The Offering
Class A common stock offered by us
       shares (or          shares if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares
We have granted the underwriters an option for a period of 30 days to purchase up to         additional shares of Class A common stock.
Class A common stock to be outstanding immediately after this offering
       shares (or          shares if the underwriters exercise their option to purchase additional shares in full).
Class B common stock to be outstanding immediately after this offering shares of Class B common stock outstanding.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $       million (or approximately $       million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We anticipate that we will use the net proceeds of this offering to advance and expand our clinical and preclinical development programs and for working capital and other general corporate purposes. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”
Voting rights
Following the closing of this offering, we will have two classes of common stock, Class A common stock and Class B common stock. Holders of our Class A common stock will be entitled to one vote per share and the Class A common stock will not be convertible into any other class of our capital stock. The Class B common stock will not confer upon their holders any voting rights (except as may be required by law) and each Class B common stock will be convertible at any time following the closing of this offering, at the election of the holder, into one Class A common stock, subject to certain beneficial ownership limitations. The Class B common stock, once converted to Class A common stock, may not be converted back to Class B common stock. See “Description of Capital Stock—Common Stock” for more information on the rights of the holders of our Class A common stock and Class B common stock.
Risk factors
You should read the section titled “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our Class A common stock.
Dividend policy
We do not currently pay dividends and we do not anticipate declaring or paying any dividends for the foreseeable future.
Proposed Nasdaq Global Market
symbol
“IMRX.”

The number of shares of Class A common stock to be outstanding after this offering is based on           shares of our Class A common stock outstanding as of December 31, 2020, and includes an additional           shares of our Class A common stock issuable upon the conversion of all outstanding shares of our preferred stock on a one-for-one basis immediately prior to the closing of this offering into          shares of Class A common stock, subject to certain beneficial ownership limitations, and excludes:
•
         shares of Class A common stock issuable upon exercise of outstanding stock options granted under the Immuneering Corporation Long Term Incentive Plan, or the 2015 Plan, as of December 31, 2020, at a weighted average exercise price of $      per share;

•
         shares of Class A common stock available for future issuance under the 2015 Plan, as of December 31, 2020, which such shares will cease to be available for issuance at the time our 2021 Plan (as defined below) becomes effective;

•
         shares of our Class A common stock that will become available for future issuance under the 2021 Incentive Award Plan, or the 2021 Plan, which will become effective in connection with the completion of this offering;

•
         shares of Class A common stock that will become available for future issuance under the employee stock purchase plan, or the ESPP, which will become effective in connection with this offering, and shares of our Class A common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP; and

•
         shares of our Class A common stock issuable upon the exercise of outstanding warrants as of December 31, 2020 at a weighted average exercise price of $      per share.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes or gives effect to:
•
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering;

•
the conversion of all outstanding shares of our Series A convertible preferred stock, or Series A Preferred Stock, and Series B convertible preferred stock, or Series B Preferred Stock, into shares of our Class A common stock immediately prior to the closing of this offering;

•
a      for      split of our common stock, effected on           , 2021;

•
no exercise of the outstanding stock options, restricted stock units, or RSUs, or warrants described above after December 31, 2020;

•
no issuances of Class B common stock upon the closing of this offering;

•
no exercise by the underwriters of their option to purchase up to         additional shares of Class A common stock; and

•
an assumed initial public offering price of $      per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables set forth our summary consolidated financial data for the periods indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2020 and 2019, and the consolidated balance sheet data as of December 31, 2020, from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected for any future period. You should read the following summary consolidated financial data together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
	Year Ended December 31,
	2020	2019
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$2,311	$1,920
Cost of revenue	1,280	1,223
Gross profit	1,031	697
Operating expenses
Research and development	15,004	4,279
General and administrative	3,110	2,709
Total operating expenses	18,114	6,988
Loss from operations	(17,083)	(6,291)
Other income (expense), net
Interest income (expense), net	43	(293)
Loss on conversion of convertible notes	—	(1,125)
Net loss	$(17,040)	$(7,709)
Net loss per share attributable to common stockholders, basic and diluted	$(4.82)	$(2.18)
Weighted-average common shares outstanding used to compute net loss per share, basic and diluted(1)	3,535,811	3,535,811
Pro Forma net loss per share attributable to common shareholders, basic and diluted(2)	$(2.78)
Pro Forma weighted average shares outstanding used to compute net loss per share, basic and diluted(2)	6,127,858

(1)
See Note 8 to our consolidated financial statements for the years ended December 31, 2020 and 2019 appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)
The unaudited pro forma net loss per share for the year ended December 31, 2020 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later. The information presented in this table does not give effect to the sale and issuance of our Series B Preferred Stock that occurred in April and May 2021.

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$37,090	$	$
Working capital(3)	35,475
Total assets	38,423
Total liabilities	2,801
Convertible preferred stock	58,104
Accumulated deficit	(25,738)
Total stockholders’ equity (deficit)	(22,481)

(1)
Gives effect to (i) the receipt of approximately $24.8 million in aggregate net proceeds from the issuance and sale of our Series B Preferred Stock that occurred in April and May 2021, and (ii) the conversion of all of the outstanding shares of our Series A Preferred Stock and Series B Preferred Stock into an aggregate of        shares of our Class A common stock (and no shares of Class B common stock) upon the closing of this offering, as if such conversion had occurred on December 31, 2020.

(2)
Gives further effect to the sale of         shares of Class A common stock in this offering at an assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting fees and commissions and estimated offering expenses payable by us.

(3)
We define working capital as current assets less current liabilities.

The pro forma as adjusted balance sheet data give further effect to our issuance and sale of           shares of our Class A common stock in this offering at an assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $      million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS
You should carefully consider the risks and uncertainties described below and the other information in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Class A common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our Class A common stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.
Risks Related to Our Financial Condition and Capital Requirements
We have a limited operating history in developing pharmaceutical products, have not completed any clinical trials and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.
Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a biopharmaceutical company with a limited operating history in developing pharmaceutical products which makes it difficult to evaluate our business and prospects in future product development. We have no products approved for commercial sale and have not generated any revenue from product sales. To date, we have devoted substantially all of our resources and efforts to providing computational biology services to pharmaceutical and biotechnology companies, organizing and staffing our company, business planning, executing partnerships, raising capital, discovering, identifying and developing potential product candidates, securing related intellectual property rights and undertaking research and preclinical studies of our product candidates, including the anticipated Phase 1 clinical trial of IMM-1-104 for the treatment of advanced solid tumors in patients harboring RAS mutant tumors. We have not yet demonstrated our ability to successfully initiate any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our future success or viability to develop new pharmaceutical products than it could be if we had a longer operating history.
In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by biopharmaceutical companies developing products in rapidly evolving fields. We also may need to transition from a company with a research focus to a company capable of supporting commercial activities. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.
We have incurred significant net losses for the past several years and we expect to continue to incur significant net losses for the foreseeable future and may never maintain profitability.
We have incurred net losses in each reporting period for the past several years, have not generated any revenue from product sales to date and have financed our operations principally through our computational biology services to pharmaceutical and biotechnology companies, the issuance of convertible debt and the sale of our convertible preferred stock and Class A common stock. We have incurred net losses of approximately $17.0 million and $7.7 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, we had an accumulated deficit of approximately $25.7 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates, from management and administrative costs and other expenses that we have incurred while building our business infrastructure. Our lead product candidate, IMM-1-104, is undergoing IND-enabling studies and we expect to submit an IND to the FDA by           . We intend to initiate a Phase 1 clinical trial of IMM-1-104 for the treatment of advanced solid tumors in patients harboring RAS mutant tumors if our IND for IMM-1-104 is accepted. Our other product candidates are in much earlier stages of drug development. As a result, we expect that it will be several years, if ever, before we have a commercialized product and generate revenue from product sales. Even if we succeed in receiving marketing approval for and commercializing one or more of our product candidates, we expect that we will continue to incur substantial research and development and other expenses as we discover, develop and market additional potential product candidates.
We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially if and as we:
•
advance the development of our lead product candidate, IMM-1-04, and our other product candidates through preclinical and clinical development, and, if approved by the FDA or other comparable foreign regulatory authorities, commercialization;

•
incur manufacturing costs for our product candidates;

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seek regulatory approvals for any of our product candidates that successfully complete clinical trials;

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increase our research and development activities to identify and develop new product candidates;

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hire additional personnel;

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expand our operational, financial and management systems;

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invest in measures to protect and expand our intellectual property;

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establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval and intend to commercialize;

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expand our manufacturing and develop our commercialization efforts; and

•
operate as a public company.

The net losses we incur may fluctuate significantly from quarter to quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our working capital and our ability to achieve and maintain profitability.
Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts.
Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities, particularly as we initiate and conduct clinical trials of, and seek marketing approval for our current and any future product candidates. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA or other comparable foreign regulatory authorities to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to drug sales, marketing, manufacturing and distribution. Because the design and outcome of our anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate we develop. Following this offering, we also expect to incur additional costs associated with operating as a public company. Accordingly, it is likely that we will need to obtain substantial additional funding in order to maintain our continuing operations in the future.
As of December 31, 2020, we had approximately $37.1 million in cash and cash equivalents. Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital expenditures requirements through                 . Our estimate as to how long we expect the net proceeds from this offering, together with our existing cash and cash equivalents, to be able to continue to fund our operating expenses and capital expenditures requirements is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.
Our future funding requirements will depend on many factors, including, but not limited to:
•
the initiation, progress, timeline, cost and results of our clinical trials for our product candidates;

•
the initiation, progress, timeline, cost and results of additional research and preclinical studies related to pipeline development and other research programs we initiate in the future;

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the cost and timing of manufacturing activities as we advance our product candidates through preclinical and clinical development, and commercialization;

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the potential expansion of our current development programs to seek new indications;

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the continued negative impact of the COVID-19 pandemic or future pandemics on our business;

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the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

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the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, in-licensed or otherwise;

•
the effect of competing technological and market developments;

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the payment of licensing fees, potential royalty payments and potential milestone payments;

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the cost of general operating expenses;

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the cost and timing of completion of commercial-scale manufacturing activities;

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the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own; and

•
the cost of operating as a public company.

We plan to use the net proceeds from this offering to advance IMM-1-104 into clinical development, including to fund our anticipated Phase 1 clinical trial of IMM-1-104 for the treatment of advanced solid tumors in patients harboring RAS mutant tumors, and additional clinical trials; advance our other preclinical drug programs and the design and development of new product candidates, in oncology and neuroscience, and to advance these programs into IND-enabling studies that would support an IND filing for one or more product candidates; and for working capital and other general corporate purposes, including the continued advancement of our platform and hiring of additional staff as we expand our operations. Advancing the development of our product candidates will require a significant amount of capital. The net proceeds from this offering and our existing cash and cash equivalents will not be sufficient to fund all of the activities that are necessary to complete the development of our product candidates.
We will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources, which may dilute our stockholders or restrict our operating activities. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. Additionally, the impact of the COVID-19 pandemic on the capital markets may affect the availability, amount and type of financing available to us in the future. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research-stage programs, clinical trials or future commercialization efforts.
Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.
We may seek additional capital through a variety of means, including through public or private equity offering, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt or equity securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
Our ability to use our net operating losses and other tax attributes may be limited.
As of December 31, 2020, we had approximately $22.0 million of federal and $14.3 million of state net operating loss carryforwards, or NOLs, available to offset future taxable income. Under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership over a three-year period is subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes such as research tax credits to offset future taxable income. We have not performed an analysis to determine whether our past issuances of stock and other changes in our stock ownership may have resulted other ownership changes. If it is determined that we have in the past experienced other ownership changes, or if we undergo one or more ownership changes as a result of this offering or future transactions in our stock, which may be outside our control, then our ability to utilize NOLs and other pre-change tax attributes could be further limited by Sections 382 and 383 of the Code, and certain of our NOLs and other pre-change tax attributes may expire unused. As a result, if or when we earn net taxable income, our ability to use our pre-change NOLs or other tax attributes to offset such taxable income or otherwise reduce any liability for income taxes may be subject to limitations, which could adversely affect our future cash flows.
Risks Related to Development, Regulatory Approval and Commercialization
The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, or to obtain regulatory approval to treat the indications we seek to treat with our product candidates, we will be unable to generate product revenue or the level of planned product revenue and our business will be substantially harmed.
We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities impose similar requirements. The time required to obtain approval by the FDA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested. We have not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.
Further, development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control. For example, a U.S. federal government shutdown or budget sequestration, such as ones that occurred during 2013, 2018 and 2019, may result in significant reductions to the FDA’s budget, employees and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates.

Applications for our product candidates could fail to receive regulatory approval for many reasons, including the following:
•
the FDA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;

•
the FDA or other comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

•
the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•
the FDA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•
the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a New Drug Application, or NDA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•
we may be unable to demonstrate to the FDA or other comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•
the FDA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•
the approval policies or regulations of the FDA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects. In addition, the FDA or comparable foreign regulatory authorities may change their policies, adopt additional regulations or revise existing regulations or take other actions, which may prevent or delay approval of our future product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained.
In addition, even if we obtain approval of our product candidates, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may impose significant limitations in the form of narrow indications, warnings, or a Risk Evaluation and Mitigation Strategy, or REMS. Regulatory authorities may not approve the price we intend to charge for products we may develop, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could seriously harm our business.
We may not be able to file INDs or IND amendments or comparable documents in foreign jurisdictions to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.
While we plan to submit INDs or comparable documents for our potential product candidates, we may not be able to file such INDs or comparable documents on the timeline we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND or comparable document will result in the FDA or other comparable foreign regulatory authorities allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the timelines we expect or to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.
Our company has limited experience in designing clinical trials and may experience delays or unexpected difficulties in obtaining regulatory approval for our current and future product candidates.
We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. We cannot be certain that our planned clinical trials or any future clinical trials will be successful. It is possible that the FDA may refuse to accept any or all of our planned NDAs for substantive review or may conclude after review of our data that our application is insufficient to obtain regulatory approval for any product candidates. If the FDA does not approve any of our planned NDAs, it may require that we conduct additional costly clinical trials, preclinical studies or manufacturing validation studies before it will reconsider our applications. Depending on the extent of these or any other FDA-required studies, approval of any NDA or other application that we submit may be significantly delayed, possibly for several years, or may require us to expend more resources than we have available. Any failure or delay in obtaining regulatory approvals would prevent us from commercializing our product candidates, generating revenues and achieving and sustaining profitability. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve any NDA or other application that we submit. If any of these outcomes occur, we may be forced to abandon the development of our product candidates, which would materially adversely affect our business and could potentially cause us to cease operations. We face similar risks for our applications in foreign jurisdictions.
We may encounter substantial delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.
Before obtaining marketing approval from the FDA or other comparable foreign regulatory authorities for the sale of our product candidates, we must complete preclinical development and extensive clinical trials to demonstrate the safety and efficacy of our product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete and its ultimate outcome is uncertain. A failure of one or more clinical trials can occur at any stage of the process. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials.
In addition, we are substantially dependent on preclinical, clinical and quality data generated by CROs and other third parties for regulatory submissions for our product candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance. If these third parties do not make data available to us, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed, and we may need to conduct additional studies or collect additional data independently. In either case, our development costs would increase, perhaps substantially.
We do not know whether our future clinical trials will begin on time or enroll patients on time, or whether our future clinical trials will be completed on schedule or at all. Clinical trials can be delayed for a variety of reasons, including delays related to:
•
the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

•
obtaining regulatory authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;

•
any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•
obtaining approval from one or more institutional review boards, or IRBs;

•
IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•
delays in enrollment due to travel or quarantine policies, or other factors related to COVID-19, other pandemics or other events outside our control;

•
changes to clinical trial protocol;

•
clinical sites deviating from trial protocol or dropping out of a trial;

•
manufacturing sufficient quantities of product candidates or obtaining sufficient quantities of combination therapies for use in clinical trials;

•
subjects failing to enroll or remain in our trial at the rate we expect, or failing to return for post-treatment follow-up;

•
subjects choosing an alternative treatment for the indication for which we are developing our product candidates, or participating in competing clinical trials;

•
lack of adequate funding to continue the clinical trial;

•
subjects experiencing severe or unexpected drug-related adverse effects;

•
occurrence of serious adverse events in trials of the same class of agents conducted by other companies;

•
selection of clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;

•
a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice, or cGMP, regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•
any changes to our manufacturing process that may be necessary or desired;

•
third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices, or GCP, or other regulatory requirements;

•
third-party contractors not performing data collection or analysis in a timely or accurate manner; or

•
third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

For instance, the ongoing COVID-19 pandemic and the measures taken by the governmental authorities could disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products for our product candidates for use in our research and clinical trials, delay, limit or prevent our employees and CROs from continuing research and development activities, impede the ability of patients to enroll or continue in clinical trials, or impede testing, monitoring, data collection and analysis or other related activities, any of which could delay our clinical trials and increase our development costs, and have a material adverse effect on our business, financial condition and results of operations.
We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.
Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.
Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:
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be delayed in obtaining marketing approval, if at all;

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obtain approval for indications or patient populations that are not as broad as intended or desired;

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obtain approval with labeling that includes significant use or distribution restrictions or safety warnings

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be subject to additional post-marketing testing requirements;

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be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

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have regulatory authorities withdraw, or suspend, their approval of the drug or impose restrictions on its distribution in the form of a modified REMS;

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be subject to the addition of labeling statements, such as warnings or contraindications;

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be sued; or

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experience damage to our reputation.

Our development costs will also increase if we experience delays in testing or obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all. Any delay in, or termination of, our clinical trials will delay the submission of an NDA to the FDA or similar applications with comparable foreign regulatory authorities and, ultimately, our ability to commercialize our product candidates, if approved, and generate product revenue. Even if our clinical trials are completed as planned, we cannot be certain that their results will support our claims for differentiation or the effectiveness or safety of our product candidate. The FDA has substantial discretion in the review and approval process and may disagree that our data support the claims we propose.
Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authorities may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authorities, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.
If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues.
In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.
The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA or other comparable foreign regulatory authorities.
Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for their intended uses. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Success in preclinical studies and early-stage clinical trials does not mean that future clinical trials will be successful. We do not know whether any of our product candidates will perform in current or future clinical trials as they have performed in preclinical studies. Product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA or other comparable foreign regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials.
In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with our product candidates may also be undergoing surgical, radiation and chemotherapy treatments and may be using other approved products or investigational new drugs, which can cause side effects or adverse events that are unrelated to our product candidate. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, our clinical trial outcomes. We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain marketing approval to market our product candidates. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.
We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. We cannot be certain that our planned clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could seriously harm our business.
Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or comparable foreign regulatory authority approval. We cannot guarantee that the FDA or comparable foreign regulatory authorities will interpret trial results as we do, and more trials could be required before we are able to submit applications seeking approval of our product candidates. To the extent that the results of the trials are not satisfactory to the FDA or comparable foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use of our product candidate, which may also limit its commercial potential. Furthermore, the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval, which may lead to the FDA or comparable foreign regulatory authorities delaying, limiting or denying approval of our product candidates.
Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the top-line or preliminary data we previously published. As a result, top-line and preliminary data should be viewed with caution until the final data are available.
From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the trading price of our Class A common stock.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, results of operations, prospects or financial condition. Moreover, such disclosure could adversely affect the trading price of our Class A common stock.
Our current or future product candidates may cause adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.
As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with the use of our product candidates. Results of our preclinical studies and clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.
If our product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with approved or other investigational products we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.
Patients in our clinical trials may in the future suffer significant adverse events or other side effects not observed in our preclinical studies or previous clinical trials. Some of our product candidates may be used as chronic therapies or be used in pediatric populations, for which safety concerns may be particularly scrutinized by regulatory agencies. In addition, if our product candidates are used in combination with other therapies, our product candidates may exacerbate adverse events associated with the therapy. Patients treated with our product candidates may also be undergoing surgical, radiation and chemotherapy treatments, which can cause side effects or adverse events that are unrelated to our product candidate, but may still impact the success of our clinical trials. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses.
If significant adverse events or other side effects are observed in any of our future clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, other comparable regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.
Additionally, if any of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result. For example, the FDA could require us to adopt a REMS to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and costlier than what is typical for the industry. We or our collaborators may also be required to adopt a REMS or engage in similar actions, such as patient education, certification of health care professionals or specific monitoring, if we or others later identify undesirable side effects caused by any product that we develop alone or with collaborators. Other potentially significant negative consequences include that:
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we may be forced to suspend marketing of that product, or be forced to or decide to remove the product form the marketplace;

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regulatory authorities may withdraw or change their approvals of that product in one or more countries;

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regulatory authorities may require additional warnings on the label or limit access of that product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

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we may be required to create a medication guide outlining the risks of the product for patients, or to conduct post-marketing studies;

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we may be required to change the way the product is administered;

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we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or to sued and held liable for harm caused to subjects or patients; and

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the product may become less competitive, and our reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of our product candidates and prevent us from achieving or maintaining market acceptance of the affected product candidate, if approved by applicable regulatory authorities.
If we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
Patient enrollment is a significant factor in the timing of clinical trials, and the timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by the FDA or other comparable foreign regulatory authorities. Additionally, our clinical trials will compete with other clinical trials for product candidates that focusing on the same therapeutic targets (e.g., evaluating patients harboring RAS mutant tumors) as our current and potential future product candidates, which may further limit enrollment of eligible patients or may result in slower enrollment than we anticipate. The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants.
Patient enrollment may also be affected if our competitors have ongoing clinical trials for product candidates that are under development for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment for any of our clinical trials may be affected by other factors, including:
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size and nature of the patient population;

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severity of the disease under investigation;

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availability and efficacy of approved drugs for the disease under investigation;

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patient eligibility criteria for the trial in question as defined in the protocol;

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perceived risks and benefits of the product candidate under study;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

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efforts to facilitate timely enrollment in clinical trials;

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patient referral practices of physicians;

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the ability to monitor patients adequately during and after treatment;

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proximity and availability of clinical trial sites for prospective patients;

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continued enrollment of prospective patients by clinical trial sites;

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the risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they may be late-stage cancer patients, will not survive the full terms of the clinical trials; and

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delays or difficulties in enrollment and completion of studies due to the COVID-19 pandemic or any future pandemic.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain marketing approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.
Even if approved, our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.
Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, healthcare payors and others in the medical community. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:
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the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;

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the timing of market introduction of the product candidate as well as competitive products;

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the clinical indications for which the product candidate is approved;

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restrictions on the use of our product candidates, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;

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the potential and perceived advantages of product candidates over alternative treatments;

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the cost of treatment in relation to alternative treatments;

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the availability of coverage and adequate reimbursement, as well as pricing, by third-party payors, including government authorities;

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the availability of the approved product candidate for use as a combination therapy;

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relative convenience and ease of administration;

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the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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the effectiveness of sales and marketing efforts;

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unfavorable publicity relating to our products or product candidates or similar approved products or product candidates in development by third parties; and

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the approval of other new therapies for the same indications.

If any of our product candidates is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted.
We may be unable to obtain U.S. or foreign regulatory approvals and, as a result, may be unable to commercialize our product candidates.
Our product candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the United States and in many foreign jurisdictions before a new drug can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. We cannot provide any assurance that any product candidate we may develop will progress through required clinical testing and obtain the regulatory approvals necessary for us to begin selling them.
We have not conducted, managed or completed large-scale or pivotal clinical trials nor managed the regulatory approval process with the FDA or any other regulatory authority. The time required to obtain approvals from the FDA and other regulatory authorities is unpredictable, and requires successful completion of extensive clinical trials which typically takes many years, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when evaluating clinical trial data can and often changes during drug development, which makes it difficult to predict with any certainty how they will be applied. We may also encounter unexpected delays or increased costs due to new government regulations, including future legislation or administrative action, or changes in FDA policy during the period of drug development, clinical trials and FDA regulatory review.
Any delay or failure in seeking or obtaining required approvals would have a material and adverse effect on our ability to generate revenue from the particular product candidate for which we are developing and seeking approval. Furthermore, any regulatory approval to market a drug may be subject to significant limitations on the approved uses or indications for which we may market the drug or the labeling or other restrictions. In addition, the FDA has the authority to require a REMS as part of approving a NDA, or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. These requirements or restrictions might include limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may significantly limit the size of the market for the drug and affect reimbursement by third-party payors.
We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries, and generally includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval.

Our approach to the discovery and development of product candidates is unproven, and we may not be successful in our efforts to use and expand our DCT platform to build a pipeline of product candidates with commercial value.
A key element of our strategy is to use and expand our DCT platform to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of various cancers. Although our research and development efforts to date have resulted in our discovery and preclinical development of IMM-1-104, it and other product candidates may not be safe or effective for the indications for which we study them in clinical trials, and we may not be able to develop any other product candidates. Our DCT platform is evolving and may not reach a state at which building a pipeline of product candidates is possible.
We have not commenced clinical trials for any product candidates developed with our DCT platform. The scientific research that forms the basis of our efforts to develop product candidates with our platforms is still ongoing. Further, the scientific evidence to support the feasibility of developing therapeutic treatments based on our DCT platform is both preliminary and limited. As a result, we are exposed to a number of unforeseen risks and it is difficult to predict the types of challenges and risks that we may encounter during development of our product candidates. For example, we have not tested any of the product candidates being developed using our DCT platform in humans, and our current data is limited to animal models and preclinical cell lines, the results of which may not translate into humans. As a result, it is possible that safety events or concerns could negatively affect the development of our product candidates, including adversely affecting patient enrollment among the patient populations that we intend to treat.
Given the novelty of our technologies, we intend to work closely with the FDA and comparable foreign regulatory authorities to perform the requisite scientific analyses and evaluation of our methods to obtain regulatory approval for our product candidates; however, due to a lack of comparable experiences, the regulatory pathway with the FDA and comparable regulatory authorities may be more complex and time-consuming relative to other more well-known therapeutics. Even if we obtain human data to support our product candidates, the FDA or comparable foreign regulatory agencies may lack experience in evaluating the safety and efficacy of our product candidates developed using our platforms, which could result in a longer than expected regulatory review process, increase our expected development costs, and delay or prevent commercialization of our product candidates. The validation process takes time and resources, may require independent third-party analyses, and may not be accepted or approved by the FDA and comparable foreign regulatory authorities. We cannot be certain that our approach will lead to the development of approvable or marketable products, alone or in combination with other therapies.
Additionally, a key element of our strategy is to use and expand our platforms to build a pipeline of product candidates and progress those product candidates through clinical development for the treatment of a variety of different types of diseases. Although our research and development efforts to date have been focused on identifying a pipeline of product candidates directed at various disease types, we may not be able to develop product candidates that are safe and effective. Even if we are successful in building our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be approvable or marketable products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop, get approval for and begin to commercialize any product candidates, we will face difficulty in obtaining product revenue in future periods, which could result in significant harm to our financial position and adversely affect our share price.
Even if we are successful in building our pipeline of product candidates, the potential product candidates that we identify may not be suitable for clinical development or generate acceptable clinical data, including as a result of being shown to have unacceptable toxicity or other characteristics that indicate that they are unlikely to be products that will receive marketing approval from the FDA or other regulatory authorities or achieve market acceptance. If we do not successfully develop and commercialize product candidates, we will not be able to generate product revenue in the future, which likely would result in significant harm to our financial position and adversely affect our stock price.

We may develop our current and future product candidates in combination with other therapies, which exposes us to additional risks.
We may also develop certain product candidates as biologic/drug combination products. Additional time may be required to obtain regulatory approval for our product candidates if they are combination products. Our product candidates that may be biologic/drug combination products will require coordination within the FDA and other comparable foreign regulatory authorities for review of their biologic and drug components. Although the FDA and other comparable foreign regulatory authorities have systems in place for the review and approval of combination products, we may experience delays in the development and commercialization of our product candidates that may be combination products due to regulatory timing constraints and uncertainties in the product development and approval process.
In addition, even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or comparable foreign regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA or comparable foreign regulatory authorities may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.
We also may choose to evaluate our current product candidates or any other future product candidates in combination with one or more cancer therapies that have not yet been approved for marketing by the FDA or comparable foreign regulatory authorities. We will not be able to market and sell our product candidates we develop in combination with an unapproved cancer therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product. In addition, unapproved cancer therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.
If the FDA or comparable foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with our product candidate we develop, we may be unable to obtain approval of or market such combination therapy.
If we successfully develop our product candidates, we may seek approval from the FDA through the use of accelerated approval pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we initially contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.
We may in the future seek an accelerated approval for one or more of our product candidates. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.
Prior to seeking accelerated approval for any of our product candidates, we intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or receive an expedited regulatory designation (e.g., breakthrough therapy designation) for our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.
We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Because we have limited financial and managerial resources, we focus on research programs, therapeutic platforms and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other therapeutic platforms or product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success than our product candidates. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs, therapeutic platforms and product candidates for specific indications may not yield any commercially viable products.
Risks Related to Our Business
We are early in our development efforts. Our business is substantially dependent on the successful development of our current and future product candidates. If we are unable to advance our current or future product candidates through clinical trials, obtain marketing approval to treat the indications we seek to treat with our product candidates, and ultimately commercialize any product candidates we develop, or experience significant delays in doing so, our business will be materially harmed.
We are early in our development efforts and we have not yet completed our IND-enabling studies for our lead product candidate, IMM-1-104. Our other product candidates are in much earlier stages of drug development. We have invested substantially all of our efforts and financial resources in the identification of targets and preclinical development of small molecules targeting the MAPK and mTOR pathways in cancer therapy and small molecules targeting central nervous system disorders, including AD.
The success of our business, including our ability to finance our company and generate revenue from products in the future, which we do not expect will occur for several years, if ever, will depend heavily on the successful development and eventual commercialization of the product candidates we develop, which may never occur. Our current product candidates, and any future product candidates we develop, will require additional preclinical and clinical development, management of clinical, preclinical and manufacturing activities, marketing approval in the United States and other markets, demonstrating effectiveness to pricing and reimbursement authorities, obtaining sufficient manufacturing supply for both clinical development and commercial production, building of a commercial organization, and substantial investment and significant marketing efforts before we generate any revenues from product sales.

The success of our current and future product candidates will depend on several factors, including the following:
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the successful and timely completion of additional preclinical studies;

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the successful initiation, patient enrollment and completion of our anticipated clinical trials on a timely basis, including any delays arising out of the COVID-19 pandemic or any future pandemic;

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maintaining and establishing relationships with CROs and clinical sites for clinical development, both in the United States and internationally;

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the frequency and severity of adverse events in the clinical trials;

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the efficacy, safety and tolerability profiles that are satisfactory to the FDA or any comparable foreign regulatory authority for marketing approval;

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the timely receipt of marketing approvals from applicable regulatory authorities;

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the extent of any required post-marketing approval commitments to applicable regulatory authorities;

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the maintenance of existing or the establishment of new supply arrangements with third-party drug product suppliers and manufacturers for clinical development;

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the maintenance of existing, or the establishment of new, scaled production arrangements with third-party manufacturers to obtain finished products that are appropriate for commercial sale of our product candidates, if approved;

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obtaining and maintaining patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

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the protection of our rights in our intellectual property portfolio;

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the successful launch of commercial sales following any marketing approval;

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a continued acceptable safety profile following any marketing approval;

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commercial acceptance by patients, the medical community and third-party payors; and

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our ability to compete with other therapies.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize the product candidates we develop, which would materially harm our business. If we do not receive marketing approvals for IMM-1-104, or any other product candidate we develop, we may not be able to continue our operations.
We are substantially dependent on our platform, including our proprietary technologies such as DCT and Fluency, which are supported by our information technology systems. Any failure of these or other elements of our platform will materially harm our business.
We are substantially dependent on our platform, including our proprietary technologies such as DCT and Fluency, which are supported by our information technology systems, for significant elements of our drug discovery process, bioinformatics and computational biology software systems, database of information relating to our product candidates and their role in the targeted disease process, amongst others. Although we invest substantially in the backup/restore, high-availability architecture, monitoring and reporting, documentation and preventive security controls of our systems and proprietary technologies, these elements of our platform are still vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious or inadvertent human acts, and natural disasters. Our information technology systems and proprietary technologies are potentially also vulnerable to physical or electronic break-ins, employee errors, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology systems and proprietary technologies, failures or significant downtime of these systems could prevent us from conducting research and development activities for our current and future product candidates, and ultimately delay our drug discovery process. Any failure of our information technology systems and proprietary technologies will materially harm our business.
Our long-term prospects depend in part upon discovering, developing and commercializing product candidates, which may fail in development or suffer delays that adversely affect their commercial viability.
Our future results of operations are dependent on our ability to successfully discover, develop, obtain regulatory approval for and commercialize product candidates beyond those we currently have in preclinical studies and early stage development. A product candidate can unexpectedly fail at any stage of preclinical and clinical development. The historical failure rate for product candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from preclinical studies or early clinical trials of a product candidate may not be predictive of the results that will be obtained in later stage clinical trials of the product candidate.
The success of the product candidates we have or may develop will depend on many factors, including the following:
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the success of our research methodology in identifying potential indications or product candidates;

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generating sufficient data to support the initiation or continuation of clinical trials;

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obtaining regulatory permission to initiate clinical trials;

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contracting with the necessary parties to conduct clinical trials;

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successful enrollment of patients in, and the completion of, clinical trials on a timely basis;

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the timely manufacture of sufficient quantities of the product candidate for use in clinical trials;

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adverse events in the clinical trials; and

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any potential interruptions or delays resulting from factors related to the COVID-19 pandemic or any future pandemic.

Even if we successfully advance any other product candidates into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in this “Risk Factors” section. Accordingly, we cannot assure you that we will ever be able to discover, develop, obtain regulatory approval of, commercialize or generate significant revenue from our other product candidates.
We have never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize any products on our own or together with suitable collaborators.
We have never commercialized a product candidate, and we currently have no sales force, marketing or distribution capabilities. We will have to develop our own sales, marketing and supply organization or outsource these activities to a third party to commercialize our products. If we decide to license our product candidate to others, we may need to rely on the marketing assistance and guidance of those collaborators.
Factors that may affect our ability to commercialize our product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization will be expensive and time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may not generate revenues from them or be able to reach or sustain profitability.
We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted.
The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Our competitors have developed, are developing or may develop products, product candidates and processes competitive with our product candidates. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop product candidates. In addition, our products may need to compete with off-label drugs used by physicians to treat the indications for which we seek approval. This may make it difficult for us to replace existing therapies with our products.
In particular, there is intense competition in the fields of oncology we are pursuing. We have competitors both in the United States and internationally, including major multinational biopharmaceutical companies, established biotechnology companies, specialty biopharmaceutical companies, emerging and start-up companies, universities and other research institutions. For example, our product candidates and programs for oncology and neuroscience will compete with products or programs being advanced by certain pharmaceutical and biotechnology companies. We also compete with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and in identifying and in-licensing new product candidates.
We have chosen to initially address well-validated biochemical targets, and therefore expect to face competition from existing products and products in development for each of our product candidates. There are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. Many of these current and potential competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources and commercial expertise than we do. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology products. These companies also have significantly greater research and marketing capabilities and experience than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result of all of these factors, our competitors may succeed in obtaining approval from the FDA or other comparable foreign regulatory authorities or in discovering, developing and commercializing products in our field before we do.
Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain marketing approval from the FDA or other comparable foreign regulatory authorities for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the product candidates we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.
If the market opportunity for any product candidate that we develop is smaller than we believe, our revenue may be adversely affected and our business may suffer.
We intend to initially focus our product candidate development on treatments for various oncology indications. Our projections of addressable patient populations that may benefit from treatment with our product candidates are based on our estimates. These estimates, which have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations and market research, may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. Additionally, the potentially addressable patient population for our product candidates may not ultimately be amenable to treatment with our product candidates. Our market opportunity may also be limited by future competitor treatments that enter the market. If any of our estimates prove to be inaccurate, the market opportunity for any product candidate that we develop could be significantly diminished and have an adverse material impact on our business.
We have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any product candidate.
We have never obtained marketing approval for a product candidate. It is possible that the FDA may refuse to accept for substantive review any NDAs that we submit for our product candidates or may conclude after review of our data that our applications are insufficient to obtain marketing approval of our product candidates. We believe our approach of treating conditions or diseases through neuroregeneration is novel and, as a result, the process for, and the outcome of, FDA approval is especially uncertain. If the FDA does not accept or approve our NDAs for our product candidates, it may require that we conduct additional clinical, preclinical, or manufacturing validation studies and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA-required studies, approval of any NDA that we submit may be delayed or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDAs.
Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing our product candidates, generating revenues, and achieving and sustaining profitability. If any of these outcomes occur, we may be forced to abandon our development efforts for our product candidates, which could significantly harm our business.
The COVID-19 pandemic and potential future pandemics could continue to adversely impact our business, including our anticipated clinical trials, supply chain and business development activities.
In December 2019, SARS-CoV-2, a novel strain of coronavirus, was first reported in Wuhan, China and has since become a global pandemic. The President of the United States declared the COVID-19 pandemic a national emergency and many states and municipalities in the United States have announced aggressive actions to reduce the spread of the disease, including limiting non-essential gatherings of people, ceasing all non-essential travel, ordering certain businesses and government agencies to cease non-essential operations at physical locations and issuing “shelter-in-place” orders which direct individuals to shelter at their places of residence (subject to limited exceptions). We may experience limitations on employee resources in the future, including because of sickness of employees or their families. The effects of government actions and our own policies and those of third parties to reduce the spread of COVID-19 may negatively impact productivity and slow down or delay our future clinical trials, preclinical studies and research and development activities, and may cause disruptions to our supply chain and impair our ability to execute our business development strategy. In the event that government authorities were to enhance current restrictions, our employees who currently are not telecommuting may no longer be able to access our facilities, and our operations may be further limited or curtailed.
As COVID-19 continues to spread, we may experience ongoing disruptions that could severely impact our business, preclinical studies and clinical trials, including:
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interruption or delays in our operations, which may impact our ability to conduct and produce preclinical results required for submission of an IND;

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delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

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delays or difficulties in enrolling patients in our clinical trials;

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delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

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delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;

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changes in local regulations as part of a response to the COVID-19 outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

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interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;

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interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

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risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events; and

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refusal of the FDA to accept data from clinical trials in affected geographies.

These and other disruptions in our operations and the global economy could negatively impact our business, results of operations and financial condition.
Our future clinical trials may be affected by the COVID-19 pandemic or any future pandemic. For example, some clinical trial sites have slowed down or stopped further enrollment of new patients in clinical trials, denied access to site monitors and otherwise curtailed certain operations. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be adversely impacted. Our planned clinical trials may also be impacted by interruptions or delays in the operations of the FDA and comparable foreign regulatory agencies. We and our CROs will act in accordance with the guidance issued by the FDA in our future clinical trials to ensure the monitoring and safety of patients and minimize risks to trial integrity during the COVID-19 pandemic. This may have unforeseen effects on the enrollment, progress and completion of these trials and the findings. These events could delay our clinical trials, increase the cost of completing our clinical trials and negatively impact the integrity, reliability or robustness of the data from our clinical trials.
In addition, quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities upon which we may rely in the future, or the availability or cost of materials, which could disrupt the supply chain for our product candidates. To the extent our future suppliers and service providers are unable to comply with their obligations under our future agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic, our future ability to continue meeting clinical supply demand for our product candidates or otherwise advancing development of our product candidates may become impaired.
The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, there could be a significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our Class A common stock or such sales may be on unfavorable terms.
COVID-19 and actions taken to reduce its spread continue to rapidly evolve. The extent to which COVID-19 may impede the development of our product candidates, reduce the productivity of our employees, disrupt our supply chains, delay our clinical trials, reduce our access to capital or limit our business development activities, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to the timing and results of our clinical trials and our financing needs.
We may fail to adequately meet the requirements under our computational biology service contracts to pharmaceutical and biotechnology companies, which may harm our reputation, growth opportunities and prospects, possibly resulting in related losses.
Over a decade ago, we began to offer computational biology services to pharmaceutical and biotechnology companies. We have deprioritized this business and plan to gradually wind down our computational biology services to pharmaceutical and biotechnology companies in the future. However, we are currently servicing several companies and in doing so, we must:
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accurately assess and meet the customer’s needs;

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ensure our computational biology services meet industry standards and practices for performance of similar services;

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retain the proper personnel to fulfill these service contracts; and

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compete effectively with other computational biology service providers performing similar services.

If we fail to adequately meet the requirements under our computational biology service contracts to our typical high standards, our reputation, growth opportunities and prospects could be adversely affected, possibly resulting in related losses. In addition, as is typical for contracts of this nature, there are inherent legal risks and potential liabilities associated with our work under each of our past, present and future contracts.
Risks Relating to Our Dependence on Third Parties
We substantially rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct certain aspects of our preclinical studies, and in the future, our clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
We substantially rely, and expect to continue to rely, on third parties, including independent clinical investigators and third-party CROs, to conduct certain aspects of our preclinical studies and to monitor and manage data for our ongoing preclinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We, our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our products candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be adversely affected if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
Further, there is no guarantee that any such CROs, investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. These risks are heightened as a result of the efforts of government agencies and the CROs themselves to limit the spread of COVID-19, including quarantines and shelter-in-place orders. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed or precluded entirely.
Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.
If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Additionally, CROs may lack the capacity to absorb higher workloads or take on additional capacity to support our needs. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.
We rely on, and in the future may rely on, third-party datasets and collaborations with third parties to inform patient selection, drug target identification and other bioinformatic and computational biology analyses for our existing product candidates and any future product candidates and for the supply of biomarker companion diagnostics.
We are using bioinformatics, including data analytics, biostatistics and computational biology, throughout our drug discovery and development process, including to identify new target and biomarker opportunities. As part of this approach, we interrogate public and proprietary datasets, including, but not limited to, human tumor genetic information and specific cancer-target dependency networks. We rely on these datasets and data analytics for multiple analyses, including identifying or validating some of our biomarker-target relationships and access to these databases may not continue to be available publicly or through a proprietary subscription on acceptable terms. Our past, present and future use of such datasets could also create potential liabilities for us if the data provided to us contains inherent errors, inaccuracies or artifacts, or if we improperly analyze, handle, store or utilize the data.
Many of our product candidates also rely on the availability and use of commercially available tumor diagnostics panels or data on the prevalence of our target patient population to inform the patient selection and drug target identification for our product candidates. In cases where such biomarker diagnostic is not already commercially available, we expect to establish strategic collaborations for the clinical supply and development of companion diagnostics. If these diagnostics are not able to be developed, or if commercial tumor profiling panels are not able to be updated to include additional tumor-associated genes, or if clinical oncologists do not incorporate molecular or genetic sequencing into their clinical practice, we may not be successful in developing our existing product candidates or any future product candidates.
If we decide to establish new collaborations in the future, but are not able to establish those collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.
Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. We may seek to selectively form collaborations to expand our capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We may face significant competition in seeking appropriate collaborators and the related negotiation process is time-consuming and complex. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate. Further, we may not be successful in our efforts to establish a collaboration or other alternative arrangements for future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.
In addition, there have been a significant number of recent business combinations among large biopharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if we are successful in entering into a collaboration, the terms and conditions of that collaboration may restrict us from entering into future agreements on certain terms with potential collaborators.
If and when we seek to enter into collaborations, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.
We may enter into collaborations in the future with third parties for the development and commercialization of product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.
We may seek third-party collaborators in the future for the development and commercialization of one or more of our product candidates. Our likely collaborators for any future collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies.
We will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving our product candidates could pose numerous risks to us, including the following:
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collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

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collaborators may deemphasize or not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
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a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

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collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

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collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all; and

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if a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our drug development or commercialization program could be delayed, diminished or terminated.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse and compliance laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, submission of false claims, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting/rebating, marketing and promotion, consulting, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.
Risks Related to Manufacturing
The manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.
Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of our manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.
We contract with third parties for the manufacture of our product candidates for preclinical studies, and expect to continue to do so for clinical trials and ultimately, for commercialization of any approved product candidate. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or drugs or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.
We do not currently have the infrastructure or internal capability to manufacture supplies of our product candidates for use in development and commercialization. We rely, and expect to continue to rely, on third-party manufacturers for the production of our product candidates for preclinical studies and clinical trials under the guidance of members of our organization. We do not have long-term supply agreements. Furthermore, the raw materials for our product candidates may be sourced, in some cases, from a single-source supplier. If we were to experience an unexpected loss of supply of any of our product candidates or any of our future product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials.
We expect to continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. We may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:
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the failure of the third party to manufacture our product candidates according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

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the reduction or termination of production or deliveries by suppliers, or the raising of prices or renegotiation of terms;

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the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;

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the breach by the third-party contractors of our agreements with them;

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the failure of third-party contractors to comply with applicable regulatory requirements;

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the failure of the third party to manufacture our product candidates according to our specifications;

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the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

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the misappropriation of our proprietary information, including our trade secrets and know-how.

We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.
In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, including due to the impact of the COVID-19 pandemic, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third-party, which we may not be able to do on commercially reasonable terms, if at all. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. In addition, certain of our product candidates and our own proprietary methods have never been produced or implemented outside of our company, and we may therefore experience delays to our development programs if and when we attempt to establish new third-party manufacturing arrangements for these product candidates or methods. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our product candidates. If we are required to or voluntarily change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines and that the product produced is equivalent to that produced in a prior facility. The delays associated with the verification of a new manufacturer and equivalent product could negatively affect our ability to develop product candidates in a timely manner or within budget.
Our or a third-party’s failure to execute on our manufacturing requirements, do so on commercially reasonable terms and timelines and comply with cGMP requirements could adversely affect our business in a number of ways, including:
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inability to meet our product specifications and quality requirements consistently;

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inability to initiate or continue clinical trials of our product candidates under development;

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delays in submitting regulatory applications, or receiving marketing approvals, for our product candidates, if at all;

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inability to commercialize any product candidates that receive marketing approval on a timely basis;

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loss of the cooperation of future collaborators;

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subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

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requirements to cease development or to recall batches of our product candidates;

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in the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product or any other future product candidates; and

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our future profit margins.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.
As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved, and generate revenue.
Risks Related to Legal and Regulatory Compliance Matters
Our relationships with healthcare professionals, clinical investigators, CROs and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include, among others, the following:
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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

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the federal false claims laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties laws, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, with potential liability including mandatory treble damages and significant per claim penalties per false claim or statement. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal Criminal Statute on False Statements Relating to Healthcare Matters, which makes it a crime to knowingly and willfully falsify, conceal, or cover up a material fact, make any materially false, fictitious, or fraudulent statements or representations, or make or use any materially false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items, or services;

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the federal Civil Monetary Penalties Law, which authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicare and Medicaid Services, or CMS, information regarding payments and other transfers of value to physicians (as defined by statute), certain other healthcare providers starting in 2022 and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members. The information reported is publicly available on a searchable website, with disclosure required annually;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and

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some state laws require biotechnology companies to report information to state agencies and/or commercial purchasers on the pricing of certain drug products that exceed a certain level as identified in the relevant statute. Some of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations.

State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. For instance, the collection and use of health data in the European Union is governed by the General Data Protection Regulation, or the GDPR, which extends the geographical scope of European Union data protection law to non-European Union entities under certain conditions, tightens existing European Union data protection principles, creates new obligations for companies and new rights for individuals. Failure to comply with the GDPR may result in substantial fines and other administrative penalties. The GDPR may increase our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the GDPR This may be onerous and if our efforts to comply with GDPR or other applicable European Union laws and regulations are not successful, it could adversely affect our business in the European Union. Moreover, the United Kingdom leaving the EU could also lead to further legislative and regulatory changes. It remains unclear how the United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the EU will be regulated, especially following the United Kingdom’s departure from the EU on January 31, 2020 without a deal. However, the United Kingdom has transposed the

GDPR into domestic law with the Data Protection Act 2018, which remains in force following the United Kingdom’s departure from the EU. In addition, on June 28, 2018, the State of California enacted the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and similar laws have been proposed at the federal level and in other states.
Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that our business practices, including our arrangements with physicians, some of whom have ownership interests in us, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
Our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have an adverse effect on our business and financial condition.
Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA or other regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs. FDA or other regulatory authority investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources and substantial monetary awards to trial participants or patients. We currently have insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our product candidates, if approved. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have an adverse effect on our business and financial condition.
Any product candidates we develop may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.
The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of our product candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of our product candidates will be covered and reimbursed by third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.
There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our product candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.
Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as our product candidates. In many countries, particularly the countries of the European Union, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
If we are unable to establish or sustain coverage and adequate reimbursement for any future product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
We face potential liability related to the privacy of health information we obtain from clinical trials sponsored by us.
Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the HITECH. We are not currently classified as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.
Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals’ health information. Patients about whom we or our collaborators obtain health information, as well as the providers who share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.
If we or third-party contract manufacturing organizations, or CMOs, CROs or other contractors or consultants fail to comply with applicable federal, state or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or our contractors’ ability to develop and commercialize our product candidates and could harm or prevent sales of any affected products that we are able to commercialize, or could substantially increase the costs and expenses of developing, commercializing and marketing our products. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business. Increasing use of social media could give rise to liability, breaches of data security or reputational damage.
If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.
We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations in the future may involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations in the future may also produce hazardous waste products. In the future, we may generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.
Although we will maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the potential use of hazardous materials in the future, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous and flammable materials, including chemicals and biological materials.
In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
The FDA or other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.
We may choose to conduct international clinical trials in the future. The acceptance of study data by the FDA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the United States population and United States medical practice; (2) the trials are performed by clinical investigators of recognized competence; and (3) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any other comparable foreign regulatory authority will accept data from trials conducted outside of its applicable jurisdiction. If the FDA or any other comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval for commercialization in the applicable jurisdiction.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.
Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.
Even if our product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and oversight.
Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs and GCP for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA and other comparable foreign regulatory authority requirements may subject our company to administrative or judicially imposed sanctions, including:
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delays in or the rejection of product approvals;

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restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

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restrictions on the products, manufacturers or manufacturing process;

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warning or untitled letters;

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civil and criminal penalties;

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injunctions;

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suspension or withdrawal of regulatory approvals;

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product seizures, detentions or import bans;

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voluntary or mandatory product recalls and publicity requirements;

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total or partial suspension of production; and

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imposition of restrictions on operations, including costly new manufacturing requirements.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.
The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.
We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. We currently have a limited set of compliance policies and personnel, and intend to develop our compliance infrastructure in the future, as our clinical development programs progress. Developing a compliance infrastructure is costly and time-consuming, and even a well-designed and implemented compliance program cannot necessarily prevent all violations of relevant laws. Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our product candidates, if approved. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.
The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.
If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees or imposed permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.
Disruptions at the FDA, the SEC and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission, or the SEC, and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. On July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Additionally, on April 15, 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites. According to the guidance, the FDA intends to request such remote interactive evaluations in situations where an in-person inspection would not be prioritized, deemed mission-critical, or where direct inspection is otherwise limited by travel restrictions, but where the FDA determines that remote evaluation would still be appropriate. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.
We may face difficulties from changes to current regulations and future legislation.
Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the ACA, was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, subjected biologic products to potential competition by lower-cost biosimilars; increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price; required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs; implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; required reporting of certain financial arrangements between manufacturers of biologics, physicians and teaching hospitals under the federal Physician Payments Sunshine Act; expanded the types of entities eligible for the 340B Drug Pricing Program; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare & Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.
Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. By way of example, the Tax Cuts and Jobs Act, or the Tax Act, was signed into law, which included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was eliminated by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit affirmed the District Court’s ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the mandate could be severed from the ACA (i.e., whether the remaining provisions of the ACA are unconstitutional as well). The U.S. Supreme Court is currently reviewing this case. The case is expected to be decided in 2021, although it is unclear how the Supreme Court will rule. It is also unclear how other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or our business.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021 due to the coronavirus pandemic, unless additional congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.
Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. The likelihood of success of these and other measures initiated by the former Trump administration is uncertain, particularly in light of the new Biden administration. Since the Presidential inauguration, the Biden administration has taken several recent executive actions that signal changes in policy from the prior administration. For example, on January 20, 2021, the Biden administration directed all federal departments and agencies to consider taking steps to withdraw or delay certain regulations and guidance issued by the Trump administration that had not become effective as of January 20, 2021 to permit the Biden administration to review such actions for questions of fact, law, and policy. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
Further, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Beilina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new product candidates that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its products available to eligible patients as a result of the Right to Try Act.
We expect that other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.
Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.
Risks Related to Our Intellectual Property
If we are unable to obtain and maintain patent and other intellectual property protection for our product candidates and technologies or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be impaired, and we may not be able to compete effectively in our market.
We rely upon a combination of patents, trademarks, trade secret protection and confidentiality agreements to protect the intellectual property related to our products and technologies and to prevent third parties from copying and surpassing our achievements, thus eroding our competitive position in our market. Our commercial success depends in part on our ability to obtain and maintain patent, trade secret or other intellectual property protection for our product candidates, proprietary technologies and their uses as well as our ability to operate without infringing the proprietary rights of others. If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology or our product candidates, our competitive position could be harmed. We generally seek to protect our proprietary position by filing patent applications in the United States and, in some cases, abroad related to our product candidates, technology platforms and their uses that are important to our business.
As of December 31, 2020, we own pending patent applications, in the United States only, related to our platform technologies, as well as pending patent applications related to our product candidates. We currently do not have any issued patents related to our product candidates or platform technologies. Further, patent prosecution with respect to our pending patent applications related to our product candidates is in the early stages and, as such, no patent examiner has yet scrutinized the merits of such pending patent applications. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology and such third parties practice the technology in countries where such patents have issued. With respect to our patent applications related to our platform technology, we filed those applications only in the U.S., so it is possible that a competitor may practice outside the U.S. the aspects of our platform technology disclosed in those patent applications. We maintain other aspects of our platform technology as trade secrets, which were not disclosed in those patent applications. There can be no assurance that any of our current and future patent applications, if any, owned by us or our future in-licensed patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents if issued will not be infringed, designed around, invalidated or rendered unenforceable by third parties, or effectively prevent others from commercializing competitive products or technologies. Composition of matter patents for biological and pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our pending patent applications related to composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office, or USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the existence, issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.
Although we may obtain licenses to issued patents in the United States and foreign countries in the future, we cannot be certain that the claims in future in-licensed U.S. pending patent applications, corresponding international patent applications and patent applications in certain foreign countries will be considered patentable by the USPTO, courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in future in-licensed issued patents will not be found invalid or unenforceable if challenged.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or our licensors or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:
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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

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patent applications may not result in any patents being issued;

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patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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our competitors, many of whom have substantially greater resources than we or our licensors do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or block our ability to make, use and sell our product candidates;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the United States may have patent laws less favorable to patentees than the patent law typically applied by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products.

The patent prosecution process is also expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. In addition, we may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may be refused in other jurisdictions. It is also quite common that depending on the country, the scope of patent protection may vary for the same product or technology. For example, certain jurisdictions do not allow for patent protection with respect to method of treatment. Moreover, the scope of claims in a patent application can be significantly reduced before any claims in a patent is issued, and claim scope can be reinterpreted after issuance. Even if our current or future patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Consequently, we do not know whether our product candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner, which could materially adversely affect our business, financial condition, results of operations and prospects.
It is also possible that we may not identify patentable aspects of our research and development output before it is too late to obtain patent protection. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. In addition, the USPTO might require that the term of a patent issuing from a pending patent application be disclaimed and limited to the term of another patent that is commonly owned or names a common inventor. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, directed to technology that we license, including those from our licensors and from third parties. We also may require the cooperation of our potential future licensors in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by our potential future licensors have been or will be conducted in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. If they fail to do so, this could cause us to lose rights in any applicable intellectual property that we may in-license, and as a result our ability to develop and commercialize products or product candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing products.
Even if our current or future patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or potential future in-licensed patents by developing similar or alternative technologies or products in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and any future in-licensed patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review, or PGR, and inter partes review, or IPR, or other similar proceedings in the USPTO or foreign patent offices challenging our patent rights. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity of our patents, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. There is also no assurance that there is no prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our product candidates and compete directly with us, without payment to us. Such loss of patent rights, loss of exclusivity or our patent claims being narrowed, invalidated or held unenforceable could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.
In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable or trade secret aspects of our technology platforms and research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, licensors, and other third parties, any of these parties may breach such agreements and disclose such aspects or output before a patent application is filed, thereby jeopardizing our ability to seek patent protection or maintain the trade secret status of our technology platforms or research and development output.
As referenced above, we have filed patent applications directed to our platform technologies that involve certain of our proprietary software modules. Moreover, while software and other of our proprietary works may be protected under copyright law, we have chosen not to register any copyrights in these works, and instead, rely on the above-referenced patent applications for protection of certain modules and trade secret protection for other of our software modules. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.
If we fail to comply with our obligations in future agreements under which we may license intellectual property rights from licensors and third parties or otherwise experience disruptions to our business relationships with future licensors, we could lose license rights that may in the future be important to our business.
In the future, we may enter into license agreements under which we are granted rights to intellectual property that may be important to our business. We expect that any future license agreements where we in-license intellectual property would impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements (including as a result of COVID-19 impacting our operations), or we use the licensed intellectual property in an unauthorized manner or are subject to bankruptcy-related proceedings, the licensors may have the right to materially modify the terms of the licenses, such as by rendering currently exclusive licenses non-exclusive, or terminate the licenses, in which event we would not be able to market products covered by the licenses. We may also in the future enter into license agreements with third parties under which we are a sublicensee. If our sublicensor fails to comply with its obligations under its upstream license agreement with its licensor, the licensor may have the right to terminate the upstream license, which may terminate our sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property unless we are able to secure our own direct license with the owner of the relevant rights, which we may not be able to do on reasonable terms, or at all, which may impact our ability to continue to develop and commercialize our product candidates incorporating the relevant intellectual property.
We may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates or platform, and we cannot provide any assurances that third-party patents do not exist that might be enforced against our product candidates or platform in the absence of such a license. For example, our programs may involve additional product candidates that may require the use of additional proprietary rights held by third parties. Our product candidates may also require specific formulations to work effectively and efficiently. These formulations may be covered by intellectual property rights held by others. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive for commercializing our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.
In addition, disputes may arise between us and future licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted and obligations imposed under the license agreement and other interpretation-related issues;

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whether and the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;

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our right to sublicense patents and other rights to third parties;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;

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the amounts, if any, we owe to a licensor in respect of sublicense fees or income or in respect of backup product;

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our right to transfer or assign the license; and

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and its affiliates and sublicensees and by us and our partners and sublicensees.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our future licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize the affected product candidates, which would have a material adverse effect on our business.
In addition, certain of our agreements may limit or delay our ability to consummate certain transactions, may impact the value of those transactions, or may limit our ability to pursue certain activities. For example, we may in the future enter into license agreements that are not assignable or transferable, or that require the licensor’s express consent in order for an assignment or transfer to take place.
The patent protection and patent prosecution for some of our product candidates may be dependent on our future licensors and third parties.
We or our future potential licensors may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. It is possible that defects of form in the preparation or filing of our potential future in-licensed patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our future potential licensors fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our future potential licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our future potential in-licensed patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
As a future potential licensee of third parties, we would rely on third parties to file and prosecute patent applications and maintain patents and otherwise protect the licensed intellectual property under some of our future license agreements. We would not have primary control over these activities for certain of our patents or patent applications and other intellectual property rights. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Future potential licensors may have the right to control enforcement of our future potential licensed patents or defense of any claims asserting the invalidity of these patents and even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our future licensors. We cannot be certain that our future licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. If any of our future potential licensors or future collaborators fail to appropriately prosecute and maintain patent protection for patents covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

In addition, even where we have the right to control patent prosecution of patents and patent applications we have acquired or licensed from third parties in the future, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to us assuming control over patent prosecution.
Technology we may acquire or license from various third parties in the future may be subject to retained rights. Our future licensors may retain certain rights under their agreements with us, including the right to use the underlying technology for use in fields other than the fields licensed to us or for use in noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It may be difficult to monitor whether our future licensors may limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.
Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe or misappropriate their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.
Our commercial success depends in part on avoiding infringement or misappropriation of the patents and other proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Because the intellectual property landscape in the industry in which we participate is rapidly evolving and interdisciplinary, it is difficult to conclusively assess our freedom to operate without infringing on third party rights. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates and products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates, as well as related to our platform.
As the biopharmaceutical industry expands and more patents are issued, the risk increases that our product candidates or platform may be subject to claims of infringement of the patent rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published we may be unaware of third-party patents that may be infringed by commercialization of any of our product candidates, and we cannot be certain that others have not filed patent applications for a product candidate or technology covered by our pending patent applications, or that we were the first to file a patent application related to a product candidate or technology. Our competitors may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could require us to obtain rights to issued patents covering such technologies. Moreover, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe.
In addition, identification of third-party patent rights that may be relevant to our product candidates or platform is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.
Further, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Any claims of patent infringement asserted by third parties would be time consuming and could:
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result in costly litigation that may cause negative publicity;

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divert the time and attention of our technical personnel and management;

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cause development delays;

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prevent us from commercializing any of our product candidates until the asserted patent expires or is held finally invalid or unenforceable or not infringed in a court of law;

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require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

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subject us to significant liability to third parties; or

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require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

Although no third party has asserted a claim of patent infringement against us as of the date of this prospectus, others may hold proprietary rights that could prevent our product candidates from being marketed. Any patent-related legal action against us claiming damages and seeking to enjoin activities relating to our product candidates or processes could subject us to potential liability for damages, including treble damages if we were determined to willfully infringe, and require us to obtain a license to manufacture or develop our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our future strategic partners were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our product candidates or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing our product candidates, which could harm our business, financial condition and results of operations.
Parties making claims against us may be able to sustain the costs of complex patent or trade secret litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.
Moreover, if our product candidates or platform are found to infringe the intellectual property rights of third parties, these third parties may assert infringement claims against our licensees and other parties with whom we have business relationships, and we may be required to indemnify those parties for any damages they suffer as a result of these claims. The claims may require us to initiate or defend protracted and costly litigation on behalf of licensees and other parties regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of those parties or may be required to obtain licenses for the products they use.
We may be involved in lawsuits to protect or enforce our patents or the patents of our future licensors, which could be expensive, time-consuming and unsuccessful. Further, our future in-licensed issued patents could be found invalid or unenforceable if challenged in court.
Competitors may infringe or otherwise violate our, or our future licensors’, patents, trademarks or other intellectual property. To prevent infringement or other violations, we and/or our future licensors may be required to file claims, which can be expensive and time-consuming. Further, our future licensors may need to file such claims, but elect not to file them. In addition, in a patent infringement proceeding, a court may decide that a patent we own or license is not valid, is unenforceable and/or is not infringed. If we or any of our future licensors or potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty or written description, non-patentable subject matter (laws of nature, natural phenomena, or abstract idea), obviousness or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent intentionally withheld material information from the USPTO or the applicable foreign counterpart, or made a misleading statement, during prosecution. A litigant or the USPTO itself could challenge our patents on this basis even if we believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith. The outcome following such a challenge is unpredictable. With respect to challenges to the validity of our patents, there might be invalidating prior art, of which we and the patent examiner were unaware during prosecution.
If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. In addition, if the breadth or strength of protection provided by our patents and patent applications or those of our licensors is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Such a loss of patent protection would have a material adverse impact on our business. Even if a defendant does not prevail on a legal assertion of invalidity and/or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others.
Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights, particularly those in a foreign jurisdiction, may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Enforcing our intellectual property rights against third parties may also cause such third parties to file other counterclaims against us, which could be costly to defend, particularly in a foreign jurisdiction, and could require us to pay substantial damages, cease the sale of certain products or enter into a license agreement and pay royalties (which may not be possible on commercially reasonable terms or at all). We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.
Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.
During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs or intellectual property could be diminished. Accordingly, the market price of shares of our Class A common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.
Derivation or interference proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.
Derivation or interference proceedings provoked by third parties or brought by us or our future licensors, or declared by the USPTO or similar proceedings in foreign patent offices may be necessary to determine the priority of inventions with respect to our or our licensors’ patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our or our licensors’ defense of such proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our product candidates to market.
Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.
In September 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013 but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This requires us to be cognizant of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (1) file any patent application related to our product candidates or (2) invent any of the inventions claimed in our patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license.
The Leahy-Smith Act also includes a number of significant changes that (i) affect the way patent applications are prosecuted, (ii) redefine prior art and provide more efficient, and (iii) cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.
Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would have been insufficient to invalidate the claim if presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation increase the uncertainties and costs surrounding the prosecution of our or licensors’ patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.
As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Further, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.
In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our or our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our or our licensors’ ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.
We or our future licensors may be subject to claims challenging the inventorship or ownership of our or our in-licensed patents and other intellectual property.
We may also be subject to claims that former employees or other third parties have an ownership interest in our patents or other intellectual property. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we or our licensors are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.
Our future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the term of a patent, and the protection it affords, is limited. Even if patents directed to our product candidates are obtained, once the patent term has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of product candidates, patents directed to our product candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch- Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA-approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates. However, we or our licensors may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we or our licensors are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.
We may not be able to protect our intellectual property rights throughout the world.
Although we have pending patent applications in the United States and we seek to file patent applications in certain other countries, filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we or our licensors have patent protection but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our or our licensors’ patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our or our potential future licensors’ patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our potential future licensors’ patents at risk of being invalidated or interpreted narrowly and our or our potential future licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our potential future licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our or our potential future licensors’ efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on third parties to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. While an inadvertent lapse, including due to the effect of the COVID-19 pandemic on us, our patent maintenance vendors or law firms, can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to seeking patent protection for some of our technology and product candidates, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position, especially with respect to our technology platform. Any disclosure, either intentional or unintentional, by our employees or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Because we expect to rely on third parties in the development and manufacture of our product candidates, we must, at times, share trade secrets with them. Our reliance on third parties may require us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.
Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into non-disclosure and confidentiality agreements with third parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. With our consultants, contractors and outside scientific collaborators, these agreements typically include invention assignment obligations. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Further, we cannot provide any assurances that all such agreements have been duly executed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. In addition, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors.
Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we or our licensors do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.
We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or competitors or are in breach of non-competition or non-solicitation agreements with our competitors or their former employers.
As is common in the pharmaceutical and biotechnology industries, we employ individuals and engage the services of consultants who previously worked for other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information, trade secrets or other proprietary information of their former employers, or that our consultants have used or disclosed trade secrets or other proprietary information of their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
We use and will continue to use registered and/or unregistered trademarks or trade names to brand and market ourselves and our products. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.
Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.
We use third-party open source software, which could negatively affect our ability to offer our solutions and subject us to litigation or other actions.
We use open source software licensed to us by third-party authors under “open source” licenses in our platform and solutions and expect to continue to use such open source software in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our platform, delay introductions of new solutions, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, in conjunction, make our systems more vulnerable to data breaches. In addition, the public availability of such software may make it easier for others to compromise our platform.
Further, there are uncertainties regarding the proper interpretation of and compliance with open source licenses, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to use such open source software, and consequently to provide or distribute our platform and solutions. Some open source licenses contain express requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.
Despite our efforts to monitor our use of open source software to avoid subjecting our platform to conditions we do not intend, there is a risk that open source licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. Additionally, we may from time to time face claims from third parties claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of source code for the open source software, derivative works or our proprietary source code that was developed using, or that is distributed with, such open source software. These claims could also result in litigation and could require us to make our proprietary software source code freely available, devote additional research and development resources to re-engineer our platform, seek costly licenses from third parties, pay monetary damages to the owner of the copyright in the relevant open source software or otherwise incur additional costs and expenses, any of which could result in reputational harm and would have a negative effect on our business and results of operations. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer our platform, incur additional costs to comply with the changed license terms or replace the affected open source software. Although we have implemented policies to regulate the use and incorporation of open source software into our platform and solutions, we cannot be certain that that such policies will be effective and that we have not incorporated open source software in our platform and solutions in a manner that is inconsistent with such policies.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
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others may be able to develop products that are similar to our product candidates but that are not covered by the claims of the patents that we own or license;

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we or our potential future licensors might not have been the first to make the inventions covered by the issued patents or patent application that we own or license;

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we or our potential future licensors might not have been the first to file patent applications covering certain of our inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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it is possible that our future licensors’ pending patent applications will not lead to issued patents;

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future issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we may not develop additional proprietary technologies that are patentable; and

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the patents of others may have an adverse effect on our business.

Should any of these events occur, it could significantly harm our business, results of operations and prospects.
Risks Related to Employee Matters and Managing our Growth
If we are unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be able to successfully sell or market our product candidates that obtain regulatory approval.
We currently do not have and have never had a marketing or sales team. In order to commercialize any product candidates, if approved, we must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which we may have approval to sell or market our product candidates. We may not be successful in accomplishing these required tasks.
Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize our product candidates will be expensive and time-consuming, and will require significant attention of our executive officers to manage. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of our product candidates that we obtain approval to market, if we do not have arrangements in place with third parties to provide such services on our behalf. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval or any such commercialization may experience delays or limitations. If we are unable to successfully commercialize our approved product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.
Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.
To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and scientific and medical staff. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our results of operations. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the biotechnology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary, including bioinformatics and computational biologist specialists, for the future success of our business. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.
Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our product candidates will be limited and the potential for successfully growing our business will be harmed.
In order to successfully implement our plans and strategies, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.
As of December 31, 2020, we had 26 full-time employees, including 23 employees engaged in research and development. In order to successfully implement our development and commercialization plans and strategies, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:
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identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical, FDA and other comparable foreign regulatory agencies’ review process of IMM-1-104 and any other product candidate we develop, while complying with any contractual obligations to contractors and other third parties we may have; and

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improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully develop and, if approved, commercialize IMM-1-104 and any other product candidate will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.
We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including key aspects of clinical development and manufacturing. We cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by third party service providers is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of any current or future product candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing third party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.
If we are not able to effectively expand our organization by hiring new employees and/or engaging additional third party service providers, we may not be able to successfully implement the tasks necessary to further develop and commercialize IMM-1-104 and any other current or future product candidates and, accordingly, may not achieve our research, development and commercialization goals.
Risks Related to This Offering and Ownership of Our Class A common stock
There has been no prior public market for our Class A common stock. We do not know whether an active, liquid and orderly trading market will develop for our Class A common stock or what the market price of our Class A common stock will be and as a result it may be difficult for you to sell your shares of our Class A common stock.
Prior to this offering, no public market for shares of our Class A common stock existed and an active trading market for our Class A common stock may never develop or be sustained following this offering. We will determine the initial public offering price for our Class A common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our Class A common stock after this offering. The market value of our Class A common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our Class A common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our Class A common stock and may impair our ability to enter into strategic collaborations or acquire companies, technologies or other assets by using our shares of Class A common stock as consideration.
The price of our stock may be volatile, and you could lose all or part of your investment.
The trading price of our Class A common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. The trading prices for Class A common stock of other pharmaceutical and biotechnology companies have also been highly volatile as a result of the COVID-19 pandemic.
Broad market and industry factors may negatively affect the market price of our Class A common stock, regardless of our actual operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:
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the timing and results of preclinical studies and clinical trials of our product candidates or those of our competitors;

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the success of competitive products or announcements by potential competitors of their product development efforts;

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regulatory actions with respect to our products or our competitors’ products;

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actual or anticipated changes in our growth rate relative to our competitors;

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regulatory or legal developments in the United States and other countries;

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developments or disputes concerning patent applications, issued patents or other proprietary rights;

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the recruitment or departure of key personnel;

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announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

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actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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fluctuations in the valuation of companies perceived by investors to be comparable to us;

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market conditions in the pharmaceutical and biotechnology sector;

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changes in the structure of healthcare payment systems;

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share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

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announcement or expectation of additional financing efforts;

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sales of our Class A common stock by us, our insiders or our other stockholders;

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expiration of market stand-off or lock-up agreements;

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the ongoing and future impact of the COVID-19 pandemic, or any future pandemics, and actions taken to slow their spread; and

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general economic, industry and market conditions.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our Class A common stock.
Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the net proceeds from this offering in ways with which investors disagree.
We plan to use the net proceeds from this offering to advance IMM-1-104 into clinical development, including to fund our anticipated Phase 1 clinical trial of IMM-1-104 for the treatment of advanced solid tumors in patients harboring RAS mutant tumors, and additional clinical trials; advance our other preclinical drug programs and the design and development of new product candidates, in oncology and neuroscience, and to advance these programs into IND-enabling studies that would support an IND filing for one or more product candidates; and for working capital and other general corporate purposes, including the continued advancement of our platform and hiring of additional staff as we expand our operations. See “Use of Proceeds.” However, within the scope of our plan, and in light of the various risks to our business, including those discussed in this “Risk Factors” section and elsewhere in this prospectus, our management will have broad discretion over the use of net proceeds from this offering, and could spend the net proceeds in ways our stockholders may not agree with or that do not yield a favorable return, if at all. If we do not invest or apply the net proceeds from this offering in ways that improve our results of operations, we may fail to achieve expected financial results, which could cause our stock price to decline.
If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price and trading volume could decline.
The trading market for our Class A common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business or our market. We do not currently have and may never obtain research coverage by securities or industry analysts. If no or few securities or industry analysts commence coverage of us, the stock price would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately    % of our voting stock and, upon the closing of this offering, that same group will beneficially own approximately    % of our outstanding voting stock (based on the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares). Therefore, even after this offering these stockholders will be able to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our Class A common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their Class A common stock, and might affect the prevailing market price for our Class A common stock.
If you purchase shares of our Class A common stock in our initial public offering, you will experience substantial and immediate dilution.
The initial public offering price of $      per share is substantially higher than the net tangible book value per share of our outstanding Class A common stock immediately following the completion of this offering. If you purchase shares of Class A common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $      per share as of December 31, 2020. That is because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution when those holding stock options or warrants exercise their right to purchase Class A common stock under our equity incentive plans or when we otherwise issue additional shares of Class A common stock. See “Dilution.”

Sales of a substantial number of shares of our Class A common stock in the public market could cause our stock price to fall.
Our Class A common stock price could decline as a result of sales of a large number of shares of Class A and/or Class B common stock (collectively, including Class A common stock shares issuable upon conversion of the Class B common stock, the “common stock”) after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.
Upon the completion of this offering,                 shares of common stock will be outstanding (                 shares if the underwriters exercise their option to purchase additional shares from us in full), based on the number of shares outstanding as of December 31, 2020.
All shares of Class A common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as defined in Rule 144 under the Securities Act. The resale of the remaining                 shares, or    % of our outstanding shares of common stock following this offering, is currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by certain of our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters in connection with this offering. However, subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning 181 days after the date of this prospectus. Shares issued upon the exercise of stock options and warrants outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, market stand-off agreements and/or lock-up agreements, as well as Rules 144 and 701 under the Securities Act. For more information, see “Shares Eligible for Future Sale.”
Upon the completion of this offering, the holders of approximately                 shares, or    % of our outstanding shares following this offering, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or our other stockholders. We also intend to register the offer and sale of all shares of Class A common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares that may be issued under our equity incentive plans, these shares will be able to be sold in the public market upon issuance, subject to the lock-up agreements described under “Underwriting.”
In addition, in the future, we may issue additional shares of Class A common stock, or other equity or debt securities convertible into Class A common stock, in connection with a financing, acquisition, employee arrangement or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the price of our Class A common stock to decline.
We do not currently intend to pay dividends on our Class A common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our Class A common stock.
We have never declared or paid any cash dividends on our equity securities. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of our Class A common stock, which is not certain.
Provisions in our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our Class A common stock.
Our certificate of incorporation and bylaws, as we expect they will be in effect upon closing of the offering, will contain provisions that could depress the market price of our Class A common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:
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establish a classified board of directors so that not all members of our board are elected at one time;

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permit only the board of directors to establish the number of directors and fill vacancies on the board;

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provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

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authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan (also known as a “poison pill”);

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eliminate the ability of our stockholders to call special meetings of stockholders;

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prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

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prohibit cumulative voting;

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authorize our board of directors to amend the bylaws;

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establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

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require a super-majority vote of stockholders to amend some provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.
Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our Class A common stock.
Our amended and restated certificate of incorporation and amended and restated bylaws will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive-forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.
General Risks
Our internal computer systems, or those of any of our CROs, manufacturers, other contractors, consultants, collaborators or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.
Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs and other contractors, consultants, collaborators and third-party service providers, are vulnerable to damage from computer viruses, cybersecurity threats, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. If such an event were to occur and cause interruptions in our operations or result in the unauthorized acquisition of or access to personally identifiable information or individually identifiable health information (violating certain privacy laws such as HIPAA, HITECH and GDPR), it could result in a material disruption of our drug discovery and development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses and remediation costs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the lost data. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could be exposed to litigation and governmental investigations, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or international privacy and security laws.
Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption, failure or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.
Our operations are vulnerable to interruption by fire, severe weather conditions, power loss, telecommunications failure, terrorist activity, future pandemics and other events beyond our control, which could harm our business.
Our facilities are located in regions which experience severe weather from time to time. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major tornado, flood, fire, earthquake, power loss, terrorist activity, future pandemics or other disasters and do not have a recovery plan for such disasters. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.
We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:
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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements;

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reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements; and

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exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised accounting standards under the JOBS Act as an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.
The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may also need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.
These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
By disclosing information in this prospectus and in future filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Class A common stock.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.
We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are a smaller reporting company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation.
We may be subject to securities litigation, which is expensive and could divert management attention.
The market price of our Class A common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation.

We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.
New tax legislation may impact our results of operations and financial condition.
The U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. No specific United States tax legislation has been proposed at this time and the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur. If such changes are enacted or implemented, we are currently unable to predict the ultimate impact on our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
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the timing, progress and results of clinical trials and preclinical studies for our programs and product candidates, including statements regarding the timing of initiation and completion of trials or studies and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

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our expectations regarding the potential clinical efficacy and safety of our programs and product candidates;

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the timing, scope or likelihood of regulatory submissions, filings and approvals;

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our ability to discover, develop and advance product candidates into, and successfully complete, clinical trials;

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our expectations regarding the potential market size and size of the patient populations for our product candidates, if approved for commercial use;

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the implementation of our business model and our strategic plans for our business, commercial product, product candidates, platform and technology;

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our commercialization, marketing and manufacturing capabilities and strategy;

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the pricing and reimbursement of our commercial product and product candidates, if approved;

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the rate and degree of market acceptance and clinical utility of our commercial product and product candidates;

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our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;

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our competitive position and the competitive position of our programs, product candidates and platform;

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the scope of protection we and/or our licensors are able to establish and maintain for intellectual property rights covering our commercial product and product candidates;

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developments and projections relating to our competitors and our industry;

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our expectations related to the use of proceeds from this offering;

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our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

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the impact of laws and regulations;

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our expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and

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the impact of the COVID-19 pandemic and potential future pandemics.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.
In addition, statements that “we believe” and similar statements such as such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” and “continue” reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.
This prospectus also contains estimates, projections and other information concerning our industry, our business and the markets for our programs and product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS
We estimate that the net proceeds to us from in this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $      million.
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by $      million, assuming the assumed initial public offering price stays the same.
We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:
•
approximately $      million to advance IMM-1-104 into clinical development, including to fund our anticipated Phase 1 clinical trial of IMM-1-104 for the treatment of advanced solid tumors in patients harboring RAS mutant tumors, and additional clinical trials;

•
approximately $      million to advance our other preclinical drug programs and the design and development of new product candidates, in oncology and neuroscience, and to advance these programs into IND-enabling studies that would support an IND filing for one or more product candidates; and

•
the remainder for working capital and other general corporate purposes, including the continued advancement of our platform and hiring of additional staff as we expand our operations.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Predicting the cost necessary to develop product candidates can be difficult and we anticipate that we will need additional funds to complete the development of any product candidates we identify. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from pre-clinical studies and any ongoing clinical trials or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.
We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through       . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.
Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development, commercialization and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on any class of our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.
Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock—We do not currently intend to pay dividends on our Class A common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our Class A common stock.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020, as follows:
•
on an actual basis;

•
on a pro forma basis to give effect to (i) the receipt of approximately $24.8 million in aggregate net proceeds from the issuance and sale of Series B Preferred Stock that occurred in April and May 2021, (ii) the conversion of all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock into an aggregate of       shares of our common stock, as if such conversion had occurred on December 31, 2020, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•
on a pro forma as adjusted basis to give further effect to our issuance and sale of       shares of Class A common stock in this offering at an assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other financial information contained in this prospectus.
	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$37,090	$	$
Convertible preferred stock, par value $0.001 per share: 8,528,116 shares authorized, 8,081,268 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	58,104
Stockholders’ (deficit) equity
Class A common stock, $0.001 par value per share: 15,733,000 shares authorized, 3,535,811 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	4
Class B common stock, $0.001 par value per share: 6,032,183 shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	–
Preferred stock, $0.001 par value per share: shares authorized, issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, pro forma and pro forma as adjusted	–
Additional paid-in capital	3,253
Accumulated deficit	(25,738)
Total stockholders’ equity (deficit)	(22,481)
Total capitalization	$38,423	$	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by approximately $      million.

The number of shares of our Class A common stock on a pro forma and pro forma as adjusted basis set forth in the table above is based on           shares of our Class A common stock outstanding as of December 31, 2020, and excludes:
•
      additional shares of Class A common stock reserved for future issuance under the 2021 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our Class A common stock reserved for future issuance under the 2021 Plan;

•
      shares of Class A common stock that will become available for future issuance under the ESPP, which will become effective in connection with this offering, and shares of our common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP;

•
      shares of Class A common stock issuable upon exercise of outstanding stock options granted under the 2015 Plan, as of December 31, 2020, at a weighted average exercise price of $      per share;

•
      shares of Class A common stock available for future issuance under the 2015 Plan as of December 31, 2020; and

•
      shares of Class A common stock that will become available for future issuance under our 2021 Plan, which will become effective in connection with this offering.

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering.
Our historical net tangible book value (deficit) as of December 31, 2020 was       , or $      per share of our Class A common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the           shares of our Class A common stock outstanding as of December 31, 2020.
Our pro forma net tangible book value (deficit) as of December 31, 2020 was $      million, or $      per share of our Class A common stock. Pro forma net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to (i) the receipt of approximately $24.8 million in net proceeds from the issuance and sale of Series B Preferred Stock that occurred in April and May 2021, and (ii) the conversion of all outstanding shares of our preferred stock into an aggregate of           shares of Class A common stock as if such conversion had occurred on December 31, 2020, subject to certain beneficial ownership limitations.
After giving further effect to our issuance and sale of           shares of our Class A common stock in this offering at an assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of           , would have been $      million, or $      per share of Class A common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $      per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock.
The following table illustrates this dilution:
Assumed initial public offering price per share of Class A common stock		$
Historical net tangible book value (deficit) per share as of December 31, 2020	$
Increase per share attributable to the conversion of outstanding preferred stock
Pro forma net tangible book value per share as of December 31, 2020 before this offering	$
Increase in pro forma as adjusted net tangible book value per share attributable to investors in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new Class A common stock investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (which is the midpoint of the price range listed on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $      , and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the pro forma as adjusted net tangible book value after the offering would be $      per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $      per share and the dilution in pro forma as adjusted net tangible book value to new investors would be $      per share,

in each case assuming an initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus.
The following table summarizes, as of           , after giving effect to this offering, the number of shares of our Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing stockholders and by the new investors. The calculation below is based on an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100%	$	100%	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $      million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of our Class A common stock and excludes:
•
      additional shares of our Class A common stock reserved for future issuance under the 2021 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our Class A common stock reserved for future issuance under the 2021 Plan;

•
      shares of Class A common stock that will become available for future issuance under the ESPP, which will become effective in connection with this offering, and shares of our Class A common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP;

•
      shares of Class A common stock issuable upon exercise of outstanding stock options granted under the 2015 Plan as of December 31, 2020, at a weighted average exercise price of $      per share;

•
      shares of Class A common stock available for future issuance under the 2015 Plan as of December 31, 2020.

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of           , the pro forma as adjusted net tangible book value per share after this offering would be $      , and total dilution per share to new investors would be $      .
If the underwriters exercise their option to purchase additional shares of our common stock in full:
•
the percentage of shares of our Class A common stock held by the existing stockholders will decrease to approximately    % of the total number of shares of our Class A common stock outstanding after this offering; and

•
the number of shares of our Class A common stock held by new investors will increase to           , or approximately    % of the total number of shares of our Class A common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA
The following tables set forth our selected financial data for the periods indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2020 and 2019, and the consolidated balance sheet data as of December 31, 2020 and 2019, from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected for any future period. You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.
	Year Ended December 31,
	2020	2019
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$2,311	$1,920
Cost of revenue	1,280	1,223
Gross profit	1,031	697
Operating expenses
Research and development	15,004	4,279
General and administrative	3,110	2,709
Total operating expenses	18,114	6,988
Loss from operations	(17,083)	(6,291)
Other income (expense), net
Interest income (expense), net	43	(293)
Loss on conversion of convertible notes	—	(1,125)
Net loss	$(17,040)	$(7,709)
Net loss per share attributable to common stockholders, basic and diluted	$(4.82)	$(2.18)
Weighted-average common shares outstanding used to compute net loss per share, basic and diluted(1)	3,535,811	3,535,811
Pro Forma net loss per share attributable to common shareholders, basic and diluted(2)	$(2.78)
Pro Forma weighted average shares outstanding used to compute net loss per share, basic and diluted(2)	6,127,858

(1)
See Note 8 to our consolidated financial statements for the years ended December 31, 2020 and 2019 appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)
The unaudited pro forma net loss per share for the year ended December 31, 2020 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later. The information presented in this table does not give effect to the sale and issuance of our Series B Preferred Stock that occurred in April and May 2021.

	As of December 31,
	2020	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$37,090	$13,782
Working capital(1)	35,475	13,558
Total assets	38,423	14,099
Total liabilities	2,801	4,015
Convertible preferred stock	58,104	16,612
Accumulated deficit	(25,738)	(8,698)
Total stockholders’ equity (deficit)	(22,481)	(6,528)

(1)
We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth at the end of this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward- looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
Overview
We are a biopharmaceutical company with an emerging pipeline focused on improving patient outcomes across a spectrum of debilitating oncologic and neurologic diseases by applying our deep knowledge of translational bioinformatics to every stage of the drug development process. With more than a decade of leadership in translational bioinformatics, we have established a track record of generating insights into drug mechanisms of action and patient treatment responses. Building on these insights, we developed a disease-agnostic platform that enables us to utilize human data, novel biology and chemistry, and translational planning to create and advance our wholly owned pipeline. Our current development programs in oncology are focused on providing treatments for patients with solid tumors caused by mutations of the RAS/RAF/MEK/ERK pathway and other oncologic signaling pathways. Our lead product candidate, IMM-1-104, is designed to be a highly selective dual-MEK inhibitor that further disrupts the kinase suppressor of RAS 1 and 2 for the treatment of advanced solid tumors in patients harboring RAS mutant tumors. We plan to submit an Investigational New Drug, or IND, for IMM-1-104 to the U.S. Food and Drug Administration, or the FDA, by           .      In addition, we anticipate filing at least two additional INDs for our other oncology programs, one in each of           and           .
For the period from inception through 2017, we devoted substantially all of our efforts to business planning, service revenue generation, developing tools to aid in drug discovery, and recruiting management and technical staff. Since 2018, we have focused significant effort on our own internal research and development programs. We have financed our operations through service revenues, the issuance of convertible debt and the sale of convertible preferred stock and common stock.
Our operations have been financed primarily by aggregate net proceeds of approximately $56.7 million from the issuance of convertible notes payable, convertible preferred stock, common stock and the exercise of stock options. Since inception, we have had significant annual operating losses. Our net loss was approximately $17.0 million and $7.7 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, we had an accumulated deficit of approximately $25.8 million and $37.1 million in cash and cash equivalents.
Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our accounts payable and accrued expenses. We expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. In particular, we expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our internally developed product candidates, as well as hire additional personnel, pay fees to outside consultants, lawyers and accountants, and incur other increased costs associated with being a public company. In addition, if and when we seek and obtain regulatory approval to commercialize any product candidate, we will also incur increased expenses in connection with commercialization and marketing of any such product. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities.

Based upon our current business plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents will be sufficient to fund our development activities and other operations through                 . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. To finance our operations beyond that point we will need to raise additional capital, which cannot be assured.
We have not had any internally developed products approved for sale. We do not expect to generate any product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our internally developed product candidates. If we obtain regulatory approval for any of our internally developed product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As a result, until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through service revenue, equity offerings, debt financings or other capital sources, including collaborations, licenses or similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed or on favorable terms, if at all. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies, including our research and development activities. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In particular, the ongoing COVID-19 pandemic has resulted in federal, state and local governments and private entities mandating various restrictions, including travel restrictions, access restrictions, restrictions on public gatherings, and stay at home orders. The effect of these orders, government imposed quarantines and measures we have taken, such as implementing work-at-home policies, may negatively impact productivity, disrupt our business and/or could adversely affect our development plans and results. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including personnel at third-party manufacturing facilities and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timeline presently planned could be materially and adversely impacted. It is unknown how long these conditions will last and what the complete effect will be on us. While to date we have been able to continue to execute our overall business plan, some of our business activities have been slowed and taken longer to complete, particularly with respect to our process for recruiting new employees, and we continue to adjust to the challenges of operating in a largely remote setting with our employees. Overall, we recognize the challenges of launching in a pandemic, will continue to closely monitor events as they develop and plan for alternative and mitigating measures that we can implement if needed.
Components of Results of Operations
Revenue
Our revenue is generated by providing computational biology professional services to pharmaceutical and biotechnology companies. We charge an agreed upon rate per hour based on the aggregate level of personnel assigned to work on the project or a fixed fee for a defined scope of work. Our contracts specify the period of time over which these professional services will be provided. We recognize revenue over time by measuring the progress toward complete satisfaction of the performance obligation using a single method of measuring progress, which depicts the performance in transferring control of the associated services to the customer. We use input methods to measure the progress toward the complete satisfaction of performance obligations and evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and net loss in the period of adjustment.
We expect revenue to remain similar to prior years in the near-term as we continue to provide services to our existing customers and these revenues could decrease as we deprioritize new services work in order to focus on developing our wholly owned pipeline.
Cost of Revenue
Our cost of revenue expenses consists primarily of costs related to providing professional services to our customers. These costs include salaries, benefits, and equity-based compensation expense, depreciation, facilities, and other outside services.

Research and Development
Research and development expenses account for a significant portion of our operating expenses. Our research and development costs consist primarily of costs incurred for the development of our product candidates and our drug discovery efforts, which include:
•
personnel costs, which include salaries, benefits and equity-based compensation expense;

•
expenses incurred under agreements with consultants and contract organizations that conduct research and development activities on our behalf;

•
costs related to production of preclinical materials, including fees paid to contract manufacturers;

•
laboratory and vendor expenses related to the execution of preclinical studies; and

•
facility costs, depreciation, and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance, and other supplies.

Our direct research and development expenses are not currently tracked on a program-by-program basis, but we anticipate tracking costs on a program-by-program basis at the time IMM-1-104 enters clinical trials, which we expect to occur in           . We use our personnel and infrastructure resources across multiple research and development programs directed toward identifying and developing product candidates. Substantially all our research and development costs in the years ended December 31, 2020 and 2019 was incurred on the development of IMM-1-104 and our other preclinical pipeline candidates. In the years ended December 31, 2020 and 2019, we advanced several programs from discovery into preclinical development.
Because of the numerous risks and uncertainties associated with product development and the current stage of development of our product candidates and programs, we cannot reasonably estimate or know the nature, timing and estimated costs necessary to complete the remainder of the development of our product candidates or programs. We are also unable to predict if, when, or to what extent we will obtain approval and generate revenues from the commercialization and sale of any of our product candidates. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:
•
successful completion of preclinical studies and initiation of clinical trials for future product candidates;

•
successful enrollment and completion of clinical trials for our current product candidates;

•
data from our clinical programs that support an acceptable risk-benefit profile of our product candidates in the intended patient populations;

•
acceptance by the FDA or other applicable regulatory agencies of IND applications, clinical trial applications and/or other regulatory filings for our product candidates;

•
expansion and maintenance of a workforce of experienced scientists and others to continue to develop our product candidates;

•
successful application for and receipt of marketing approvals from applicable regulatory authorities;

•
obtainment and maintenance of intellectual property protection and regulatory exclusivity for our product candidates;

•
making of arrangements with contract manufacturing organizations for, or establishment of, commercial manufacturing capabilities;

•
establishment of sales, marketing and distribution capabilities and successful launch of commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•
acceptance of our product candidates, if and when approved, by patients, the medical community and third-party payors;

•
effective competition with other therapies;

•
obtainment and maintenance of coverage, adequate pricing and adequate reimbursement from third-party payors, including government payors;

•
maintenance, enforcement, defense and protection of our rights in our intellectual property portfolio;

•
avoidance of infringement, misappropriation or other violations with respect to others’ intellectual property or proprietary rights; and

•
maintenance of a continued acceptable safety profile of our products following receipt of any marketing approvals.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our preclinical studies and clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development.
We expect our research and development expenses to increase for the foreseeable future as we continue to implement our business strategy, which includes advancing our product candidates through clinical development, expanding our research and development efforts, including hiring additional personnel to support our research and development efforts, and seeking regulatory approvals for our product candidates that successfully complete clinical trials. In addition, product candidates in later stages of clinical development generally incur higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect our research and development expenses to increase as our product candidates advance into later stages of clinical development. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development.
General and Administrative
Our general and administrative expenses consist primarily of personnel costs, including equity-based compensation, and other expenses for outside professional services, including legal, recruiting, audit and accounting services and facility-related fees not otherwise included in research and development expenses. Personnel costs consist of salaries, benefits and equity-based compensation expense, for our personnel in executive and other administrative functions.
We expect our general and administrative expenses to increase over the next several years to support our continued research and development activities, increased costs of expanding our operations and operating as a public company. These increases will likely include increases related to the hiring of additional personnel and legal, regulatory and other fees and services associated with maintaining compliance with Nasdaq listing rules and Securities and Exchange Commission requirements, director and officer insurance costs and investor relations costs associated with being a public company.
Other Income (Expense)
Other income (expense), net consists primarily of interest income earned on our cash equivalents, interest expense related to the conversion of notes payable and a loss on the extinguishment of the convertible notes.

Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019
The following table summarizes our results of operations for the periods indicated:
	Year Ended December 31,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Revenue	$2,311	$1,920	$391	20.4%
Cost of revenue	1,280	1,223	57	4.7%
Gross profit	1,031	697	334	47.9%
Operating expenses:
Research and development	15,004	4,279	10,725	250.6%
General and administrative	3,110	2,709	401	14.8%
Total operating expenses	18,114	6,988	11,126	159.2%
Loss from operations	(17,083)	(6,291)	(10,792)	171.5%
Other income (expense):
Interest income (expense), net	43	(293)	336	(114.7)%
Loss on conversion of convertible notes	—	(1,125)	1,125	(100.0)%
Net loss	$(17,040)	$(7,709)	$(9,331)	121.0%
Revenue
The following table summarizes the revenue recognized for the periods indicated:
	Year Ended December 31,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Revenue	$2,311	$1,920	$391	20.4%
Revenue increased by approximately $0.4 million, or 20.4%, to approximately $2.3 million for the year ended December 31, 2020 compared to approximately $1.9 million for the year ended December 31, 2019. The increase in revenue was due to an increase by approximately $0.1 million, or 7%, growth from existing customers, approximately $1.2 million from new customers during 2020 partially offset by approximately $1.0 million decrease due to customer agreements that were completed in 2019.
Cost of Revenue
The following table summarizes the components of cost of revenue expenses for the periods indicated:
	Year Ended December 31,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Employee related costs	$1,087	$906	$181	20.0%
Equity-based compensation expense	108	167	(59)	(35.3)%
Outside contract research services	6	20	(14)	(70.0)%
Facilities and other allocated expenses	74	124	(50)	(40.3)%
Depreciation	5	6	(1)	(16.7)%
Total cost of revenue	$1,280	$1,223	$57	4.7%

Cost of revenue increased by approximately $0.1 million, or 4.7%, to approximately $1.3 million for the year ended December 31, 2020 compared to approximately $1.2 million for the year ended December 31, 2019. The increase was primarily due to increased employee related costs of approximately $0.2 million, offset by decreases in equity-based compensation, facilities, depreciation, and outside contract research services.
Research and Development
The following table summarizes the components of research and development expenses for the periods indicated:
	Year Ended December 31,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Employee related costs	$5,505	$1,801	$3,704	205.7%
Equity-based compensation expense	503	306	197	64.4%
Outside contract research services	8,646	1,938	6,708	346.1%
Facilities and other allocated expenses	330	222	108	48.6%
Depreciation	20	12	8	66.7%
Total research and development	$15,004	$4,279	$10,725	250.6%
Research and development expenses increased by $10.7 million, or 250.6%, to approximately $15.0 million for the year ended December 31, 2020 as compared to approximately $4.3 million for the year ended December 31, 2019. The increase of approximately $10.7 million was primarily due to approximately $6.7 million of outside contract research services for our preclinical candidates due to an increased number of discovery programs and increased spending on later stage preclinical efforts. The increase also includes approximately $3.7 million of additional employee related costs, primarily due to higher headcount and increased equity-based compensation of $0.2 million.
General and Administrative
The following table summarizes the components of general and administrative expenses for the periods indicated:
	Year Ended December 31,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Employee related costs	$1,426	$1,102	$324	29.4%
Equity-based compensation expense	476	863	(387)	(44.8)%
Professional fees	836	470	366	77.9%
Public relations	289	19	270	1421.1%
Outside consultants	18	201	(183)	(91.0)%
Facilities and other allocated expenses	38	34	4	11.8%
Other	27	20	7	35.0%
Total general and administrative	$3,110	$2,709	$401	14.8%
General and administrative expenses increased by approximately $0.4 million, or 14.8%, to $3.1 million for the year ended December 31, 2020 compared to approximately $2.7 million for the year ended December 31, 2019. The increase of approximately $0.4 million was primarily due to increased employee related costs of approximately $0.3 million, increased professional fees incurred for accounting, auditing, legal, and tax services of approximately $0.4 million, increased public relation costs of approximately $0.3 million, partially offset by a decrease of approximately $0.4 million for equity-based compensation expense due to the fair value of warrants issued to several advisors in 2019 and a decrease of approximately $0.2 million for outside consultants.

Other Income (Expense)
The following table summarizes the components of other income (expense) for the periods indicated:
	Year Ended December 31,		Change
	2020	2019	$	%
	(in thousands, except percentages)
Interest income	$43	$58	$(15)	(25.9)%
Interest expense	—	(351)	351	100.0%
Loss on conversion of convertible notes	—	(1,125)	1,125	100.0%
Other income (expense), net	$43	$(1,418)	$1,461	103.0%
Other income (expense) increased by $1.5 million, or 103.0%, with other income of approximately $43,000 for the year ended December 31, 2020 compared to other expense of approximately $1.4 million for the year ended December 31, 2019. The increase was primarily due to approximately $1.1 million loss on the conversion of convertible notes and approximately $0.4 million non-cash interest expense related to the convertible notes in 2019, partially offset by a decrease in interest income earned from our cash equivalents balances.
Liquidity and Capital Resources
We have financed our operations through service revenues, the issuance of convertible notes payable, convertible preferred stock, common stock and the exercise of stock options. Cash and cash equivalents totaled approximately $37.1 million as of December 31, 2020 and $13.8 million as of December 31, 2019. Cash and cash equivalents are comprised of deposits at major financial banking institutions and highly liquid investments with an original maturity of three months or less at the date of purchase.
Cash Flows
The following table summarizes our sources and uses of cash for the periods indicated:
	Year Ended December 31,
	2020	2019
	(in thousands)
Net cash used in operating activities	$(14,621)	$(4,442)
Net cash used in investing activities	(53)	(21)
Net cash provided by financing activities	37,982	17,171
Net increase in cash and cash equivalents	$23,308	$12,708
Net Cash Used in Operating Activities
During the year ended December 31, 2020, operating activities used approximately $14.6 million of cash, primarily resulting from our net loss of approximately $17.0 million, partially offset by equity-based compensation expense of approximately $1.1 million and cash provided by changes in our operating assets and liabilities of approximately $1.3 million.
During the year ended December 31, 2019, operating activities used approximately $4.4 million of cash, primarily resulting from our net loss of approximately $7.7 million, partially offset by equity-based compensation expense of approximately $0.6 million, non-cash warrant expense of approximately $0.7 million, non-cash interest expense on the convertible notes payable of approximately $0.4 million, and loss of approximately $1.1 million on the conversion of convertible notes payable and cash provided by changes in our operating assets and liabilities of approximately $0.4 million.
Net Cash Used in Investing Activities
During the years ended December 31, 2020 and 2019, investing activities used approximately $53,000 and $21,000, respectively, for the purchase of property and equipment.

Net Cash Provided by Financing Activities
During the year ended December 31, 2020, net cash provided by financing activities was approximately $38.0 million, consisting primarily of approximately $37.0 million in net proceeds received from the issuance of Series B preferred stock and approximately $1.0 million in net proceeds from the issuance of Series A preferred stock.
During the year ended December 31, 2019, net cash provided by financing activities was approximately $17.2 million, consisting primarily of approximately $13.4 million in net proceeds received from the issuance of Series A preferred stock and approximately $3.8 million in proceeds, net of debt issuance costs, received from the issuance of convertible notes payable.
Funding Requirements
Any product candidates we may develop may never achieve commercialization, and we anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of service revenue, equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. Our primary uses of capital are, and we expect will continue to be, costs related to clinical research, manufacturing and development services; compensation and related expenses; costs relating to our headquarters and other offices and or laboratories; license payments or milestone obligations that may arise; laboratory expenses and costs for related supplies; manufacturing costs; legal and other regulatory expenses and general overhead costs.
Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents of approximately $37.1 million as of December 31, 2020 and approximately $24.8 million from the sale and issuance of shares in the second tranche of our Series B Preferred Stock in April and May 2021 will be sufficient to continue funding our development activities through           . To finance our operations beyond that point, we will need to raise additional capital, which cannot be assured. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We will continue to require additional financing to advance our current product candidates through clinical development, to develop, acquire or in-license other potential product candidates and to fund operations for the foreseeable future. We will continue to seek funds through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders, including investors in this offering, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.
Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:
•
the impacts of the COVID-19 pandemic and potential future pandemics;

•
the costs and results of our potential future clinical trials for our other product candidates;

•
the scope, progress, results and costs of discovery research, preclinical development, laboratory testing and clinical trials for our other product candidates;

•
the costs, timing and outcome of regulatory review of our product candidates;

•
our ability to enter into contract manufacturing arrangements for supply of active pharmaceutical ingredient, or API, and manufacture of our product candidates and the terms of such arrangements;

•
the payment or receipt of milestones and receipt of other collaboration-based revenues, if any;

•
the costs and timing of any future commercialization activities, including product manufacturing, sales, marketing and distribution, for any of our product candidates for which we may receive marketing approval;

•
the amount and timing of revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•
the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims;

•
the extent to which we acquire or in-license other products, product candidates, technologies or data referencing rights;

•
our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

•
our ability to access the private and public capital markets or to obtain financing at commercially reasonable rate;

•
the ability to receive additional non-dilutive funding, including grants from organizations and foundations; and

•
the costs of operating as a public company.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated product development programs.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of December 31, 2020:
Grant Date	Payments due by period
	Total	Less than one year	One to three years	Four to five years	More than five years
Leases	$775,663	$144,943	$244,740	$328,648	$57,332
Total contractual obligations	$775,663	$144,943	$244,740	$328,648	$57,332
We enter into contracts in the normal course of business with third-party service providers for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. We have not included our payment obligations under these contracts in the table as these contracts generally provide for termination upon notice, and therefore, we believe that our non-cancelable obligations under these agreements are not material and we cannot reasonably estimate the timing of if and when they will occur. We could also enter into additional research, manufacturing, supplier and other agreements in the future, which may require up-front payments and even long-term commitments of cash.
Critical Accounting Policies and Use of Significant Judgments and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
Research and Development Costs
We will incur substantial expenses associated with manufacturing and clinical trials. Accounting for clinical trials relating to activities performed by contract research organizations, or CROs, and other external vendors requires management to exercise significant estimates in regard to the timing and accounting for these expenses. We estimate costs of research and development activities conducted by service providers, which include the conduct of sponsored research, preclinical studies and contract manufacturing activities. The diverse nature of services being provided under CROs and other arrangements, the different compensation arrangements that exist for each type of service and the lack of timely information related to certain clinical activities complicates the estimation of accruals for services rendered by CROs and other vendors in connection with clinical trials. Because payments of research and development activities do not always line up with the provision of such services, the balance sheet may reflect either an accrued or prepaid position. In estimating the duration of a clinical study, we evaluate the start-up, treatment and wrap-up periods, compensation arrangements and services rendered attributable to each clinical trial and fluctuations are regularly tested against payment plans and trial completion assumptions.
We estimate these costs based on factors such as estimates of the work completed and budget provided and in accordance with agreements established with our collaboration partners and third-party service providers. We make significant judgments and estimates in determining the accrued liabilities and prepaid expense balances in each reporting period. As actual costs become known, we adjust our accrued liabilities or prepaid expenses. We have not experienced any material differences between accrued costs and actual costs incurred since our inception.
Our expenses related to clinical trials will be based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that may be used to conduct and manage clinical trials on our behalf. We will accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we will modify our estimates of accrued expenses accordingly on a prospective basis.
Equity-based Compensation
Prior to this offering, we issued equity-based compensation awards through the granting of options, which generally vest over four years. We account for equity-based compensation in accordance with Accounting Standards Codification, or ASC, 718, Compensation—Stock Compensation, or ASC 718. In accordance with ASC 718, compensation cost is measured at estimated fair value at grant date and is included as compensation expense over the vesting period during which service is provided in exchange for the award.
We use the Black-Scholes option pricing model, or Black-Scholes, to determine fair value of our options. Black-Scholes includes various assumptions, including the fair value of common shares, expected life of incentive shares, the expected volatility and the expected risk-free interest rate. These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside our control. As a result, if other assumptions had been used, equity-based compensation cost could have been materially impacted. Furthermore, if we use different assumptions for future grants, equity-based compensation cost could be materially impacted in future periods.
We granted stock options to purchase 245,122 shares of common stock during the year ended December 31, 2020. The fair value of our awards in the year ended December 31, 2020 has been estimated using Black-Scholes based on the following assumptions: term of 5.92 to 10 years; volatility of 67.3% to 80.85%; risk-free rate of 0.36% to 1.45%; and no expectation of dividends.
We granted stock options to purchase 714,496 shares of common stock in the year ended December 31, 2019. The fair value of our awards in the year ended December 31, 2019 has been estimated using Black-Scholes based on the following assumptions: term of 6.08 years; volatility of 66.99% to 70.44%; risk-free rate of 1.77% to 2.20%; and no expectation of dividends.
We will continue to use judgment in evaluating the assumptions utilized for our equity-based compensation expense calculations on a prospective basis. In addition to the assumptions used in the Black-Scholes model, the amount of equity-based compensation expense we recognize in our consolidated financial statements includes incentive share forfeitures as they occurred.
As there has been no public market for our common shares to date, our board of directors, with input from management, has determined the estimated fair value of our common shares as of the date of each incentive share grant considering our then-most recently available third-party valuation of common shares. Valuations are updated when facts and circumstances indicate that the most recent valuation is no longer valid, such as changes in the stage of our development efforts, various exit strategies and their timing, and other scientific developments that could be related to the valuation of our company, or, at a minimum, annually. Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
The estimates of fair value of our common stock are highly complex and subjective. There are significant judgments and estimates inherent in the determination of the fair value of our common shares. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an initial public offering, or IPO, or other liquidity event, the related valuations associated with these events, and the determinations of the appropriate valuation methods at each valuation date. The assumptions underlying these valuations represent our best estimates, which involve inherent uncertainties and the application of management judgment. If we had made different assumptions, our equity-based compensation expense, net loss and net loss per share applicable to common shareholders could have been materially different.
Following the completion of this offering, we intend to determine the fair value of our common stock based on the closing price of our common stock as reported by Nasdaq on the date of grant.
The following table details equity-based awards that we granted and awarded in the years ended December 31, 2020 and 2019:
Grant Date	Number of Shares Subject to Awards Granted	Per Share Exercise Price	Estimate of Common Share Fair Value Per Share on Grant Date	Black- Scholes Value Per Share on Grant Date
May 15, 2019	10,000	$4.72	$4.72	$3.02
December 16, 2019	150,000	4.21	4.21	2.45
December 16, 2019	554,496	4.21	4.21	2.63
February 25, 2020	65,000	4.21	4.21	2.39
February 25, 2020	139,100	4.21	4.21	2.55
July 3, 2020	5,000	4.35	4.35	2.62
July 3, 2020	15,000	4.35	4.35	2.61
July 3, 2020	5,000	4.35	4.35	2.63
July 3, 2020	4,674	4.35	4.35	3.41
September 25, 2020	2,000	4.35	4.35	2.62
September 25, 2020	4,674	4.35	4.35	3.40
October 5, 2020(1)	4,674	5.77	5.77	4.69

(1)
Represents an equity-based award for services rendered in 2020.

Recently Adopted Accounting Pronouncements
Refer to Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to our consolidated financial statements for the years ended December 31, 2020 and 2019 appearing elsewhere in this prospectus for a discussion of recent accounting pronouncements.
Off-balance Sheet Arrangements
During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
As of December 31, 2020, our cash consists of cash held as deposits at a major financial banking institution and highly liquid investments with an original maturity of three months or less at the date of purchase. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes. As of December 31, 2020, we had no variable-rate debt outstanding and are therefore not exposed to interest rate risk with respect to debt. We believe a hypothetical 100 basis point increase or decrease in interest rates during the period presented would not have had a material impact on our financial results.
Foreign Currency Risk
All of our employees and our operations are currently located in the United States and our expenses are generally denominated in U.S. dollars. We believe a hypothetical 100 basis point increase or decrease in exchange rates during the period presented would not have had a material impact on our financial results.
Effects of Inflation
We do not believe that inflation and changing prices had a significant impact on our results of operations for the period presented herein.
Emerging Growth Company Status
As an emerging growth company, or EGC, under the Jumpstart Our Business Startups Act of 2012, or JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited consolidated financial statements in a registration statement for an IPO, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board, and less extensive disclosure about our executive compensation arrangements.
In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
We may remain classified as an EGC until the end of the fiscal year following the fifth anniversary of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year before that time, or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an EGC as of December 31 of the applicable year. We also would cease to be an EGC if we issue more than $1.0 billion of non-convertible debt over a three-year period.

BUSINESS
We are a biopharmaceutical company with an emerging pipeline focused on improving patient outcomes across a spectrum of debilitating oncologic and neurologic diseases by applying our deep knowledge of translational bioinformatics to every stage of the drug development process. With more than a decade of leadership in translational bioinformatics, we have established a track record of generating insights into drug mechanisms of action and patient treatment responses. Building on these insights, we developed a disease-agnostic platform that enables us to utilize human data, novel biology and chemistry, and translational planning to create and advance our wholly owned pipeline. Our current development programs in oncology are focused on providing treatments for patients with solid tumors caused by mutations of the MAPK pathway and other oncologic signaling pathways. Our lead oncology product candidate, IMM-1-104, is designed to be a highly selective dual-MEK inhibitor that further disrupts KSR for the treatment of advanced solid tumors in patients harboring RAS mutant tumors. We plan to submit an IND for IMM-1-104 to the FDA by      . In addition, we anticipate filing at least two additional INDs for our other oncology programs, one in each of      and      .
Overview
Our platform is enabled by our ability to efficiently analyze high-throughput molecular-level biochemical assays, including transcriptomics, genomics and/or proteomics, collectively referred to as Omics data. These different types of biochemical assays each provide us with unique information about the molecular mechanisms of disease biology and drug response. Since our inception, we have partnered with industry-leading pharmaceutical and biotechnology companies to perform a variety of analyses that utilize our expertise in translational bioinformatics. Examples publicly disclosed by our partners include our analyses of ibrutinib, ipilimumab, daratumumab, glatiramer acetate and pridopidine.
In early 2018, we began applying our proprietary platform and approach to internally develop our wholly owned pipeline of orally administered small molecule drug programs. Our approach played a critical role in determining the most important characteristics for and creation of IMM-1-104. Specifically, our platform enables us to:
•
leverage insights from human data to identify disease transcriptional profiles we aim to counteract;

•
identify novel biology, specifically evaluating new ways to drug an existing target by utilizing our proprietary Disease Cancelling Technology, or DCT, and analyze mechanisms of existing drugs;

•
generate novel chemistry that overcomes MAPK-feedback loops to achieve optimal signaling dynamics; and

•
profile IMM-1-104 in a large number of 3D models using our own translational planning to identify the types of cancer most likely to be sensitive to the product candidate.

Our current oncology programs target mutations of the RAS/RAF/MEK/ERK, or MAPK, and the PI3K/AKT/mTOR, or mTOR, pathways. The MAPK and mTOR signaling pathways run parallel to each other, and in over half of all cancers, one or both of these pathways are inappropriately activated (as depicted below). Existing drugs targeting these pathways are limited by toxicity, resistance and/or are narrowly focused on subpopulations with specific mutations. The MAPK and mTOR pathways function to drive cell proliferation, differentiation, survival and a variety of other cellular functions that are critical for the formation of tumors.
Fundamental Cancer Signaling Cellular Pathways: MAPK and mTOR
Each of the programs in our oncology pipeline are designed to cause cyclical disruption of abnormal activation of the MAPK and mTOR signaling pathways while limiting drug-related toxicity. Traditional drug approaches have been designed to sustain pathway inhibition, which can cause on-target drug-related toxicity and limit clinical durability as a result of drug holidays or treatment discontinuation. Based on insights derived from our translational bioinformatics platform, our differentiated approach is to design drugs with short half-lives that provide enhanced mechanistic control of the target of interest and break tumor addiction, which is the tumor’s ability to indefinitely self-replicate, metastasize and evade the host’s immune system, among others capabilities, through deep cyclic disruption of these pathways (i.e., signaling dynamics). By cyclically disrupting these core oncogenic signaling pathways in cancer cells, we believe we can create novel therapeutics that maximize therapeutic activity in broad patient populations while providing an improved tolerability profile (as depicted below). We believe we are pioneers in this unique approach of leveraging signaling dynamics against tumor addiction.
Signaling Dynamics: Traditional Sustained Inhibition Versus Our Cyclic Approach
Our Wholly Owned Pipeline
Our oncology programs target clinically validated pathways, but we seek to improve patient outcomes across a wide range of addressable solid tumor types through our differentiated programs. In addition to our oncology pipeline, we are also leveraging our platform to build a neuroscience pipeline initially focusing on Alzheimer’s disease, or AD. Our current pipeline of product candidates and discovery programs is depicted below.
Dual-MEK Program
Our dual mitogen-activated protein kinase kinase, or MEK, product candidate, IMM-1-104, is designed to be a highly selective inhibitor of mitogen-activated protein kinase kinase kinase, or ERK, activation (i.e., phosphorylation), prevent MAPK pathway reactivation and have a short plasma half-life that reduces sustained pathway inhibition (as depicted below). Unlike MEK inhibitors approved by the U.S. Food and Drug Administration, or the FDA, IMM-1-104 is designed to prevent RAF-mediated activation of MEK by engagement of the RAF activation loop on MEK, such as CRAF-bypass, and further disrupt the kinase suppressor of RAS 1 and 2, or KSR. Additionally, with a short plasma half-life, IMM-1-104 can achieve deep cyclic inhibition of the MAPK pathway. We believe this innovative method of pathway inhibition normalizes cancer cell signaling dynamics and prevents further damage to normal healthy cells. Collectively, we believe these qualities differentiate IMM-1-104 from known MEK inhibitors by potentially enabling IMM-1-104 to avoid drug resistance while improving tolerability.
Dual-MEK Inhibition Prevents Activation of MEK and Downstream Activation of ERK

In preclinical studies, we observed that IMM-1-104 inhibits MEK and ERK across a wide range of human and murine solid tumor models, including those with activating mutations in KRAS, NRAS, HRAS and BRAF. In addition, we evaluated IMM-1-104 in murine-based KRAS and BRAF mutant solid tumor models representing lung, colon, pancreas and skin cancer, and observed therapeutic activity with improved tolerability when compared to current FDA-approved MEK and BRAF inhibitors. We are also currently evaluating IMM-1-104 in a murine-based NRAS melanoma tumor model. Given the activity and tolerability observed in these preclinical studies, we believe that IMM-1-104 will deliver clinical benefit as monotherapy and, in the future, may potentially be administered in select drug combinations for patients with RAS and/or RAF mutant solid tumors who currently have limited treatment options.
IMM-1-104 is currently undergoing Investigational New Drug, or IND, enabling studies. We plan to submit an IND for IMM-1-104 to the FDA by           . We intend to initiate our first-in-human Phase 1 clinical trial of IMM-1-104 for the treatment of advanced solid tumors in patients harboring RAS mutant tumors, if our IND for IMM-1-104 is accepted.
MEK-Immuno-Oncology and Other Oncology Programs
Our MEK-immuno-oncology, or MEK-io, program is focused on developing innovative allosteric MEK inhibitors to be administered in combination with select immune modulators (e.g., checkpoint inhibitors) for the treatment of “cold” solid tumors, which are immunologically inaccessible. We believe our investigational MEK-io program inhibitors target MEK in a way that disrupts the MAPK pathway at ERK and also reduces baseline MEK activation. We are designing these inhibitors with unique pharmacokinetic, or PK, and pharmacodynamic, or PD, profiles that enhance cycle inhibition time of MEK and ERK to optimize the patient’s immune response and promote maximal antitumor responses when administered in combination with select immune modulators.
We observed an initial in vivo proof-of-concept for our MEK-io program in a widely utilized syngeneic murine model where we observed synergistic antitumor activity in combination with a checkpoint inhibitor. Our MEK-io program is currently in the lead optimization stage of development and we are screening multiple advanced drug analogues for optimal PK and PD profiles that maximally modulate antitumor responses through cyclic inhibition of MEK and ERK. Top candidates will further be evaluated in vivo for drug-like properties that demonstrate synergistic therapeutic activity when combined with select immune modulators in preclinical immunologically cold solid tumor models.
We are leveraging our platform to continue expanding our oncology pipeline by targeting the MAPK and mTOR pathways in novel ways. We have five additional programs in various stages of drug discovery focused on targeting these pathways through novel pharmacological approaches.
In addition to the expected IND filing of IMM-1-104, we anticipate filing at least two additional INDs for our other oncology programs, one in each of       and       .
Neuroscience Programs
AD is the most common form of dementia and one in three adults over the age of 65 succumb to AD-related dementia or another form of dementia. We believe there are specific subgroups of AD that can be stratified through gene expression and brain pathology. To identify AD subgroups, we have leveraged our platform to employ a patient-centric, data-driven approach. AD is a neurodegenerative disorder of uncertain cause and pathogenesis characterized by memory impairment and further cognitive decline that can ultimately affect the patient’s behavior, speech, visuospatial orientation and motor system. AD is a complex multifactorial disease driven by genetic and environmental causes that affects older adults and is one of the leading sources of morbidity and mortality in the aging population. The estimated total healthcare costs for the treatment of AD was approximately $305 billion in 2020, with the cost expected to increase to more than $1 trillion by 2050.
Our neuroscience programs are in the early stages of drug discovery, and we are evaluating undisclosed targets to pursue a unique approach to treating AD. We believe we can slow the progression of AD by developing targeted therapies for distinct biological mechanisms that we have identified in specific AD subgroups. Our platform and expertise in neurology and neuroscience have allowed us to determine biological differences in

AD patients to help develop novel therapies that may potentially address the significant unmet needs of this underserved patient population.
Our Team
We were founded in 2008 by our Chief Executive Officer, Benjamin J. Zeskind, Ph.D., and a member of our board of directors, Robert J. Carpenter, with the goal of leveraging translational bioinformatics to generate insights into the mechanisms that cause certain patients to respond to specific medicines across multiple therapeutic areas. Our multi-disciplinary team brings together experts across translational bioinformatics, preclinical and clinical development in both oncology and neuroscience and includes individuals with extensive experience at some of the leading pharmaceutical companies, including Johnson & Johnson, AstraZeneca and Incyte. We are supported by a high-quality group of investors, including entities affiliated with Cormorant Asset Management, Surveyor Capital (a Citadel company), Rock Springs Capital, T. Rowe Price Associates, Inc., Perceptive Advisors and LYFE Capital.
Our History
Our company is built on more than a decade of leadership in translational bioinformatics. Since our founding in 2008, we have established a track record of generating insights into the mechanisms that cause certain patients to respond to specific medicines across therapeutic areas by analyzing Omics data. Our computational biology services business has helped us to better understand how translational bioinformatics can contribute to each stage of drug development, from early drug discovery to clinical development and through commercialization. However, we recognized the limitations of applying translational bioinformatics in isolation to specific stages of the drug development process and realized that bioinformatics could be even more helpful if applied continuously throughout the drug development process. Over time, we have developed a proprietary technology platform to facilitate that process and, in early 2018, we began applying the extensive insights from and capabilities of our platform and approach to create a wholly owned pipeline of drug programs, initially focusing on oncology.
Our Strategy
Our mission is to develop novel therapies by utilizing our disease-agnostic platform to address areas of high unmet medical need, initially in cancer and neurologic diseases. Our platform allows us to leverage human biological data in new and creative ways, which provides counterintuitive insights that are not constrained by the inherent limitations of conventional approaches or prevailing scientific views. We are developing novel therapies that aim to optimize both safety and efficacy for diseases with suboptimal treatment options. To achieve our mission, we are executing a near-term strategy with the following key elements:
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Rapidly Advance IMM-1-104 into Clinical Development.   We believe that IMM-1-104 has the potential to treat broad populations of solid tumor patients, specifically those with inappropriate activation of the MAPK pathway. IMM-1-104 has been specifically designed to overcome MAPK-feedback loops and, combined with its intentionally short half-life, could have the potential to provide broader therapeutic activity and an improved tolerability profile relative to known MEK inhibitors. We believe IMM-1-104 has the potential to target patients with a broad spectrum of mutations in KRAS and NRAS, as well as other mutations that activate the MAPK pathway. IMM-1-104 is currently in IND-enabling studies, and we expect to submit an IND by           .

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Progress Our Pipeline of Additional MAPK and mTOR Pathway Programs to IND-Enabling Studies. Other key programs in our oncology pipeline also leverage our knowledge of the MAPK and mTOR pathways, translational bioinformatics and signaling dynamics. For example, we are advancing programs which modulate MEK to potentially enhance patient immune response to cancer as well as programs which modulate the formation of RAS dimers to kill RAS-driven tumors while sparing healthy cells. We are also applying our platform to other relevant pathways and have initiated a program targeting PI3Kα in the mTOR pathway. We intend to develop other programs for the mTOR pathway, as well as other oncogenic pathways. In addition to the expected IND filing of IMM-1-104, we anticipate filing at least two additional INDs for our other oncology programs, one in each of       and       .

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Utilize Our Platform to Advance Our Neuroscience Programs.   In addition to our extensive oncology pipeline, we have built a neuroscience pipeline initially focused on AD, which leverages key components of our platform. We have identified subgroups of AD with distinct molecular drivers and have identified unique undisclosed targets for these specific subgroups. Currently, we are developing small molecules to inhibit these undisclosed targets, which we intend to continue advancing towards IND-enabling studies.

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Continue to Grow and Advance Our Platform.   We have built a biopharmaceutical company that fully integrates bioinformatics across all aspects of drug discovery and development. We currently utilize our bioinformatics platform for our drug discovery efforts in oncology and neuroscience, and as we advance our product candidates into and through the clinic, we plan to utilize data and insights from our bioinformatics platform to not only guide future clinical development but to also provide key learnings back to our earlier stage programs. Lastly, we continue to iterate on our existing technology and processes, and develop new technologies for our platform, all aimed at creating the most efficient process for the development of product candidates that we believe have the potential to optimize both safety and efficacy in broad patient populations with high unmet medical needs.

Our Bioinformatics Approach
Leveraging our history in translational bioinformatics, we have built a biopharmaceutical company that incorporates our expertise into every step of our process to discover and develop novel product candidates. Our goal is to meaningfully improve patient outcomes as compared to drugs developed through traditional drug discovery approaches. Our integrated approach has already yielded programs that have exhibited preclinical activity against a broad range of clinically challenging solid tumors, which are advancing towards the clinic. We have expanded our team of experts, including drug discovery and clinical development experts, to develop a pipeline of product candidates by leveraging our translational bioinformatics expertise (as depicted below).
Our Bioinformatics Expertise Leveraged Through All Stages of Drug Discovery and Development

PROPRIETARY TRANSLATIONAL PLANNING
• Humanized Models (3D, iPSC)
• Prioritize Indications and Identify Sensitive Subpopulations
Test Hypotheses
Preclinical
Translational
Clinical
Pipeline
Build Hypotheses
NOVEL CHEMISTRY
NOVEL BIOLOGY
INSIGHTS FROM HUMAN DATA
• Fluency
• Signaling Dynamics (PK-driven)
• Disease Cancelling Technology
• Mechanisms of Response
• Differences in Disease Biology
• Differences in Drug Response
Illustrative Model

Cancer Overview
Cancer is the second most common cause of death worldwide with approximately 10 million deaths annually and an incidence of approximately 19.3 million new cases in 2020. Cancer is defined as a collection of diseases in which abnormal cells divide uncontrollably and can invade nearby tissues. The uncontrollable division of abnormal cells typically results in a malignant tumor (i.e., cancerous) or benign tumor (i.e., non-cancerous).

There are two main categories of cancer: hematologic (i.e., blood) cancers and solid tumor cancers. Hematologic cancers are cancers of the blood cells, and include leukemia, lymphoma and multiple myeloma. Solid tumor cancers are cancers of any of the body’s other organs or tissue, including the pancreas, skin, lung and colon. Core tumor capabilities seen in cancer patients include the ability to indefinitely self-replicate, develop new blood vessels (i.e., angiogenesis), evade cell death (i.e., apoptosis), sustain self-sufficient growth, invade other tissues (i.e., metastasis), alter signaling pathways, evade immune system responses and modify metabolism. Tumor survival is dependent on certain of these capabilities (i.e., tumor addiction).
MAPK and mTOR Pathways
In all cells, signaling pathways govern how cells regulate themselves as well as direct activities in relation to other cells in the body. Two of the most commonly altered signaling pathways in cancer are the MAPK and mTOR pathways. MAPK and mTOR are both oncogenic signaling pathways that run parallel to each other. RAS is a family of related oncogenes found upstream in each pathway that codes for four highly related protein isoforms, HRAS, NRAS, KRAS4A and KRAS4B. In over half of all cancers, one or both of these pathways are inappropriately activated, often through mutations in the key members of the pathway, including RAS, RAF and PI3Kα. When RAS is switched “on” through the activation of the membrane-bound receptor tyrosine kinase, or RTK, the MAPK and mTOR pathways function to drive cell proliferation, differentiation, survival and a variety of other cellular functions that are critical for the formation of tumors. In addition, the membrane-bound RTKs can separately activate the mTOR pathway without the assistance of RAS.
Through widespread adaptation of molecular profiling, we now recognize that up to one in two cancer patients harbor tumors which are inappropriately activated through the MAPK pathway, and an additional one in three display alterations that impact the mTOR pathway. Many of these patients display tumors with activation mutations in RAS or RAF, which lie upstream of MEK and ERK. Because inappropriate activation of the MAPK and/or mTOR pathways supports many of the core tumor capabilities described above, efforts to create new therapeutics to target these pathways has been a high priority in cancer drug research. However, therapeutics that target the MAPK and mTOR pathways have not lived up to the expectations of effectively disrupting these pathways with high patient tolerability. Nearly all targeted therapeutics against the MAPK and mTOR pathways have been designed for sustained pathway suppression, which has resulted in on-target drug-related toxicity that limits clinical durability and potential drug-drug combinations. Developing novel therapeutics to effectively and safely target these pathways may provide clinical benefit in large patient populations with significant unmet needs. In addition, although these two pathways represent two of the most active areas in cancer drug discovery and development, targeted therapeutics that more effectively and safely normalize, but not ablate, ERK and mTOR signaling may uncouple drug activity and tolerability, while optimizing both. Our oncology pipeline is designed to non-chronically disrupt molecular pathways that enable tumor addiction while limiting drug-related toxicity of normal healthy cells that also rely, to a lesser degree, on these pathways.

Our Programs Target Aggressive Solid Tumors That Display High RAS/RAF Mutations
Our Differentiated Approach to Tackling Some the Most Challenging Cancers
We are leveraging our platform to target the MAPK and/or mTOR pathway. Our differentiated approach is to design drugs with short half-lives that provide enhanced mechanistic control of the target of interest and break tumor addiction through deep cyclic disruption of these pathways (i.e., signaling dynamics). We believe we are pioneers in this approach of leveraging signaling dynamics against tumor addiction, and our insights derived from our translational bioinformatics platform have substantiated our belief that this will result in better drugs targeting this pathway. Traditional drug approaches have been designed to sustain pathway inhibition, which leads to on-target drug-related toxicity and becomes limiting for clinical durability as a result of drug holidays or treatment discontinuation . The mutational activation and/or overexpression of the signaling components that activate the MAPK pathway are well-known, and MEK has been previously validated as a therapeutic target. We believe our programs, as compared to FDA-approved treatments targeting the MAPK pathway, have the potential to be differentiated by their unique engagement and PK and PD profiles. For example, our lead product candidate, IMM-1-104, is designed to inhibit ERK, prevent MAPK-pathway reactivation and have a short plasma half-life that reduces sustained pathway inhibition compared to other drugs targeting the same mechanistic pathway. By cyclically disrupting these core oncogenic signaling pathways in cancer cells, we believe we can create novel therapeutics in oncology that maximize therapeutic activity in broad patient populations while providing an improved tolerability profile as compared to other FDA-approved treatments for cancers caused by MAPK pathway activation.
Our Oncology Pipeline
Our current development programs in oncology are focused on providing treatments for patients with solid tumors caused by mutations of the MAPK and mTOR pathways. Our Dual-MEK product candidate, IMM-1-104, is currently being evaluated in IND-enabling studies and is complemented by multiple earlier-stage programs that also target these pathways. The following table summarizes our oncology pipeline:

Overview of Our Lead Program: Dual-MEK
Background of MEK Inhibitors
Activating mutations of RAS and/or RAS in the MAPK pathway is observed in approximately 30% of all cancer patients, and inappropriate activation of this pathway is observed in up to 50% of all tumors and represents one of the most highly utilized signaling pathways in oncologic drug discovery. In aggressive solid tumors of the pancreas, skin, lungs and colon, mutations in RAS and/or RAF are even more common. For example, approximately 40% of lung cancers and approximately 90% of pancreatic cancers are due to RAS and/or RAF mutations. To date, FDA-approved MEK inhibitors have been ineffective at treating RAS mutant tumors when compared to BRAF mutant tumors because of a well-known mechanism of resistance, CRAF-mediated MEK activation, or the CRAF-bypass. In addition, a well-known limitation of current FDA-approved MEK inhibitors are their high rates of serious drug-related adverse events, most often in over 50% of treated patients, which results in drug intolerability. The longer half-life of these drugs (e.g., up to 2 to 4 days), or moderate half-life (e.g., 3 to 6 hours) with increased dosing frequency, contributes to high rates of adverse events because these drugs systemically circulate for an extended period of time destroying healthy normal cells, which also rely on the pathway for survival. Our goal in developing IMM-1-104 is to address these shortcomings to potentially provide patients with better outcomes, improved tolerability, durability and expand drug-drug combination opportunities (as depicted below).
IMM-1-104: Designed to be a Highly Differentiated Dual-MEK Inhibitor
Our Solution: IMM-1-104
We have leveraged our platform to develop our lead product candidate, IMM-1-104, which is designed to be a highly selective dual-MEK inhibitor that promotes additional scaffold-related disruption of KSR. We are developing IMM-1-104 to treat patients with cancer, including pancreatic, melanoma, colorectal and non-small cell lung cancer, or NSCLC, caused by mutations of RAS and/or RAF. In order to overcome MAPK-feedback and CRAF-mediated MEK activation, a well-known limitation of current FDA-approved MEK inhibitors, we developed IMM-1-104 to allosterically inhibit MEK by targeting the site lying adjacent to the binding pocket of adenosine triphosphate, or ATP, which results in downstream inhibition of ERK. In addition, unlike FDA-approved MEK inhibitors, IMM-1-104 is designed to prevent RAF-mediated activation of MEK by unique engagement of MEK that further disrupts KSR. We believe the bypass of these drug resistance mechanisms will provide for better patient outcomes by enhancing therapeutic activity throughout the course of treatment. By reducing steady state drug trough levels, we also designed IMM-1-104 to limit or reduce high rates of serious drug-related adverse events (e.g., ranging from 45% to 69%) that are observed in current FDA-approved MEK inhibitors, most often given in combination with a RAF inhibitor, which contribute to discontinuation rates of up to 10% to 15%.
With a goal of improving the tolerability profile of our MEK inhibitor, we designed IMM-1-104 to have a short plasma half-life of less than 2 hours, resulting in a near-zero steady state drug trough concentration that enables deep cyclic inhibition of the MAPK pathway. We believe this method of drug cadence-driven pathway inhibition has the potential to normalize cancer cell signaling dynamics and prevent further damage to normal healthy cells. Collectively, we believe these qualities may differentiate IMM-1-104 from known MEK inhibitors by potentially allowing IMM-1-104 to avoid drug resistance while improving tolerability due to its dual allosteric inhibition of MEK, KSR disruption and short plasma half-life.
Preclinical Studies Overview: IMM-1-104
In multiple preclinical studies, we observed that IMM-1-104 inhibited activated MEK (i.e., pMEK) and activated ERK (i.e., pERK) across a wide range of murine and humanized 3D solid tumor models, including those with activating mutations in KRAS, NRAS, HRAS and BRAF. In addition, we evaluated IMM-1-104 in murine-based KRAS and BRAF mutant solid tumor models representing lung (i.e., A549), colon (i.e., Colon-26), pancreas (i.e., MIA PaCa-2) and skin cancer (i.e., A375), and observed therapeutic activity with improved tolerability when compared to current FDA-approved MEK inhibitors. We are also currently evaluating IMM-1-104 in a murine-based NRASQ61R melanoma tumor model (i.e., SK-MEL-2). Given the activity and tolerability observed in our previously conducted preclinical studies, we believe that IMM-1-104 has the potential to deliver clinical benefit as monotherapy and, in the future, may potentially be administered in select drug combinations for patients with RAS and/or RAF mutant solid tumors who currently have limited treatment options.
Preclinical Studies: Maximum Tolerated Dose and Therapeutic Effect
In our early maximum tolerated dose, or MTD, studies, we observed that oral administration of IMM-1-104 twice a day of up to 150 mg/kg/dose was well-tolerated in mice. In other preclinical studies, we observed that the maximum therapeutic effect of IMM-1-104 was reached when administered orally twice a day between 100 and 150 mg/kg/dose. These dosing studies provided the basis of IMM-1-104’s dosing schedule in subsequent preclinical studies.
Preclinical Studies: Pharmacogenomics
In a pharmacogenomics study utilizing a colorectal KRASG12D tumor model in BALB/c mice, we evaluated downstream ERK inhibition of the MAPK pathway after IMM-1-104 treatment. We orally administered vehicle, selumetinib and IMM-1-104 twice a day at 100 mg/kg/dose, then harvested the tumors after 18 days of chronic treatment at 2 and 12 hours following the last drug dose to evaluate RNAseq changes. The tumors were collected across distinct BALB/c mice and RNAseq changes were evaluated using statistical analysis software. Consistent with IMM-1-104’s designed short plasma half-life, we observed deep, cyclic inhibition of most of the top genes in the ERK transcriptome, as noted by the differences of the dark and light blue bars, which we believe may improve tolerability by allowing healthy normal cells to regenerate before the next dose is administered. For example, Erg1 and Spry4 were both downregulated over 16-fold at 2 hours after receiving the first dose on day 18 of the study, and at 12 hours after the first dose, which was prior to the second dose, both genes were approaching their baseline state when compared to vehicle treated tumors (as depicted below). In contrast to IMM-1-104, we did not observe deep cyclic inhibition of selumetinib, but rather observed sustained MAPK pathway suppression versus vehicle groups between the two timepoints on day 18 (as depicted below). The top 20 genes were a subset of a 52-gene signature for ERK signaling.
Head-to-Head Comparison of IMM-1-104 Against Selumetinib Using a Colon-26 Xenograft Tumor Model: Deep Cyclic Inhibition of the ERK Transcriptome
* Adjusted p-value < 0.05, for each treatment versus vehicle (n = 3-4 independent tumors per group)
Preclinical Studies: Resistance to CRAF-bypass
We evaluated IMM-1-104 head-to-head against four FDA-approved MEK inhibitors for CRAF-bypass resistance in a KRAS mutant NSCLC tumor model. We exposed the tumor cells with 100 nM of each drug for 2 hours and evaluated MEK and ERK activation levels. We observed that IMM-1-104 was able to reduce overall activity of the MAPK pathway at ERK and pathway reactivation at MEK through a decrease in MEK and ERK activation, resulting in CRAF-bypass resistance. In contrast, we observed that all four FDA-approved MEK inhibitors displayed an increase in activated MEK, resulting in CRAF-bypass (as depicted below).
Head-to-Head Comparison of IMM-1-104 against Four FDA-Approved MEK Inhibitors Using a A549 Xenograft Tumor Model: Prevented Downstream Activation of ERK (↓ pERK) and Inhibited Activation of MEK (↓ pMEK)

Preclinical Studies: Activity and Tolerability
We evaluated antitumor activity and tolerability of IMM-1-104 head-to-head against binimetinib and selumetinib in an aggressive murine colorectal tumor model (i.e., Colon-26), which expresses mutant KRASG12D. We observed that IMM-1-104 demonstrated greater tumor growth inhibition, where notably 5 of 8 mice experienced tumor regression during the first 10 days of dosing, as well as greater tolerability, evidenced by changes in body weight loss, or BWL. In addition, we observed that IMM-1-104 had overall better durability of antitumor response as compared to the two FDA-approved MEK inhibitors, as demonstrated by significantly lower tumor volume, or TV, progression. This study demonstrated that IMM-1-104 as compared to binimetinib and selumetinib provided greater tumor inhibition, lower BWL and lower TV progression (as depicted below).
Head-to-Head Comparison of IMM-1-104 Against Binimetinib and Selumetinib Using a Colon-26 Xenograft Tumor Model: Body Weight Loss and Tumor Volume
After observing the results of the Colon-26 tumor study, we completed two follow-up in vivo studies, where we evaluated IMM-1-104 head-to-head against binimetinib or encorafenib, a BRAF inhibitor, as monotherapy plus the combination of binimetinib with encorafenib in BALB/c mice tumor models with RAS and RAF mutations. It should be noted that when encorafenib is used to treat KRAS mutant tumors that are wild type for BRAF, it can paradoxically activate the MAPK pathway and antagonize the effects of binimetinib. In addition, the drug doses and schedules used for binimetinib and encorafenib in these studies were consistent with what was provided in their NDAs to the FDA.
We evaluated IMM-1-104 head-to-head against binimetinib monotherapy and in combination with encorafenib in the KRASG12S human NSCLC tumor model (i.e., A549). When comparing IMM-1-104 to binimetinib monotherapy, we observed that IMM-1-104 had greater tumor growth inhibition (as depicted below). The observations of IMM-1-104 head-to-head against binimetinib alone and in combination with encorafenib, which was not considered relevant for a KRAS mutant, RAF wild-type tumor model, has been included in the figure below for comparison purposes.

Head-to-Head Comparison of IMM-1-104 Against Binimetinib +/- Encorafenib Using a A549 Xenograft Tumor Model: Tumor Volume

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- Binimetinib and encorafenib were commercially purchased.

We also evaluated IMM-1-104 head-to-head against binimetinib and encorafenib monotherapy and the combination of binimetinib with encorafenib in a BRAFV600E human melanoma tumor model. It should be noted that the administered combination of binimetinib and encorafenib for BRAF mutant melanoma, such as BRAFV600E/K, is an FDA-approved combination. As expected, when comparing IMM-1-104 alone to binimetinib in combination with encorafenib, we observed that the combination therapy had greater tumor growth inhibition (as depicted below). However, when we compared IMM-1-104 to binimetinib monotherapy, we observed that IMM-1-104 had greater tumor growth inhibition (as depicted below). We believe the greater single agent MEK inhibitor activity provides an opportunity to expand IMM-1-104 into drug-drug combinations with other MAPK pathway inhibitors, such as encorafenib, to treat RAF mutant cancers, such as BRAFV600E/K, among other MAPK pathway mutations.

Head-to-Head Comparison of IMM-1-104 Against Binimetinib +/- Encorafenib Using a A375 Xenograft Tumor Model: Tumor Volume

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- Binimetinib and encorafenib were commercially purchased.

Preclinical Studies: 3D Tumor Growth Models
3D tumor growth models mimic the tumor microenvironment, or TME, more closely than 2D models, and we believe the 3D model more accurately reflects human tumor biology and complexity when evaluating pharmacological data of MAPK pathway inhibition in vivo. We established several dozen humanized 3D tumor models that display mutations in the RAS isoforms, amongst other mutated MAPK pathway targets, including BRAF, CRAF and ERK, to evaluate their sensitivities to IMM-1-104. In general, we observed that tumor models with KRAS or NRAS mutations and certain molecular profiles were most sensitive to IMM-1-104, followed closely by tumor models with BRAF mutations. For example, the IC50 of IMM-1-104 ranged from 68.7 nM in NRASQ61K to 214.7 nM in NRASG12D, whereas the IC50 of IMM-1-104 ranged from 814.7 nM to greater than 10,000 nM in BRAFV600E and certain RAS mutants, respectively. More specifically, our 3D tumor modeling data suggested that KRAS mutant pancreatic cancer and NRAS mutant melanoma may be particularly sensitive to IMM-1-104.
To further examine the translational opportunity in KRAS mutant pancreatic cancer and NRAS mutant melanoma, we evaluated several of these cancer mutations utilizing real-world data through a pan-cancer registry, the Genomics Evidence Neoplasia Information Exchange, or GENIE. The total number of patients in the analysis are depicted below in blue and the percentage of patients with a known mutation in KRAS or NRAS are shown as a percentage of the total patients (depicted below in black). Biomarker sensitive profiles (depicted below in green) and biomarker resistant profiles (depicted below in red) are projected subsets of patients with mutated KRAS or NRAS that may be sensitive or resistant to IMM-1-104. We observed that the overwhelming majority of pancreatic cancers associated with KRAS mutations (i.e., 92%) and melanoma associated with NRAS mutations (i.e., 73%) are found to harbor a biomarker profile that may be sensitive to IMM-1-104 (as depicted below).

Translational Profiling for KRAS Mutant Pancreatic Cancer and NRAS Mutant Melanoma Utilizing a Pan-Cancer Registry, GENIE
In a further in vivo study based on humanized 3D tumor model data, we evaluated the activity and tolerability of IMM-1-104 head-to-head against AMG-510 and gemcitabine alone, and IMM-1-104 in combination with AMG-510, for 21 days in the KRASG12C mutant tumor model (i.e., MIA PaCa-2). In a previous study conducted by a third-party, AMG-510 demonstrated sensitivity to this pancreatic tumor model. Comparing IMM-1-104 alone, against AMG-510 and in combination with AMG-510, we observed tumor regressions with insignificant BWL (i.e., within 3% of baseline), which we believe indicates activity, durability and tolerability of IMM-1-104 against a KRASG12C mutant pancreatic cancer model (as depicted below).

Head-to-Head Comparison of IMM-1-104 +/- AMG-510 and Gemcitabine Using a MIA PaCa-2 Xenograft Tumor Model: Tumor Volume

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- Gemcitabine was commercially purchased.

Clinical Development Overview: IMM-1-104
IMM-1-104 is currently undergoing IND-enabling studies. We plan to submit an IND for IMM-1-104 to the FDA by           . We continue to expand our preclinical pharmacology models, including research to further understand sensitivity and resistance biomarkers related to IMM-1-104. We also plan to conduct 28-day good laboratory practices, or GLP, orally dosed safety and toxicology studies in rats and dogs, and also plan to perform PK studies in non-human primates prior to initiating our Phase 1 clinical trial of IMM-1-104. We intend to initiate our first-in-human Phase 1 clinical trial of IMM-1-104 for the treatment of advanced solid tumors in patients harboring RAS mutant tumors if our IND for IMM-1-104 is accepted. The Phase 1 clinical trial of IMM-1-104 is being designed to primarily evaluate its safety and tolerability, and to also identify dose-limiting toxicities.
Our clinical development plan for IMM-1-104 will initially focus on indications selected by our translational data. Additional indications will be based on future preclinical studies and clinical trial outcomes. Our goal is to further expand the development of IMM-1-104 in indications, including a broad range of RAS and/or RAF mutant tumors. In addition, we plan to evaluate IMM-1-104 in combination with FDA-approved MAPK pathway inhibitors to treat certain cancers in the future.
MEK-io Program
We are developing innovative allosteric MEK inhibitors to be administered in combination with select immune modulators (e.g., checkpoint inhibitors) for the treatment of “cold” solid tumors. We believe our investigational MEK-io program inhibitors target MEK in a way that disrupts the MAPK pathway at ERK and also reduces baseline MEK activation. We are designing these inhibitors with unique PK and PD profiles that enhance cycle inhibition time of MEK and ERK to optimize the patient’s immune response and promote maximal antitumor responses when administered in combination with select immune modulators. KRAS mutant tumors impact approximately 15% of patients globally and include cold or “non-inflamed” tumors. Cold tumors are immunologically inaccessible, meaning the patient’s immune system cannot provide an appropriate antitumor response because the lack of T-cell infiltration in the tumor, which is required for the immune system (i.e., T-cells) to find, target and attack the tumor. Checkpoint inhibitors work by helping to reactivate and enhance the patient’s immune system by allowing T-cells to better provide an appropriate antitumor response. If a cold tumor were to become “hot” or “inflamed,” this would create an inflammatory process enabling T-cells to infiltrate the tumor and allow them to recognize and attack the tumor (i.e., an antitumor response). We believe our investigational MEK-io program inhibitors have the potential to turn a cold tumor hot, and when administered in combination with a checkpoint inhibitor, could provide an innovative approach to treat patients with cold solid tumors by providing MEK/ERK inhibition and optimizing antitumor response, which would not typically be seen in these patients.
We observed an initial in vivo proof-of-concept for our MEK-io program in a widely utilized syngeneic murine model where we observed synergistic antitumor activity in combination with a checkpoint inhibitor. Our MEK-io program is currently in the lead optimization stage of development and we are screening multiple advanced drug analogues for optimal PK and PD profiles that maximally modulate antitumor responses through cyclic inhibition of MEK and ERK. Top candidates will be further evaluated in vivo for drug-like properties that demonstrate synergistic therapeutic activity when combined with select immune modulators in preclinical cold solid tumor models.
Trifecta-MEK Program
We are developing potentially first-in-class therapies that are designed to uniquely engage MEK and inhibit the upstream activation events of MEK and the downstream activation events of ERK in MEK itself, for the treatment of solid tumors. We believe the inhibition of upstream and downstream activation events of MEK and ERK bypass MAPK pathway reactivation events (i.e., drug resistance). Our investigational Trifecta-MEK program inhibitors are designed to be differentiated from IMM-1-104 due to their potential novel allosteric inhibition of MEK and KSR disruption, along with their unique PK approach. The potential dosing intervals of our investigational Trifecta-MEK program inhibitors may broaden the application of these inhibitors to metabolically diverse RAS and RAF mutant tumors. We are designing our investigational Trifecta-MEK program inhibitors to be administered as monotherapy to provide potentially better alternatives to combination therapies inhibiting MEK and RAF in BRAF mutant tumors.

We have evaluated one of our investigational Trifecta-MEK program inhibitors head-to-head against binimetinib and encorafenib in a cell-based potency study to observe comparisons in the reduction of activated MEK and ERK in KRASG12S and BRAFV600E mutant tumor models. In the KRAS mutant tumor model, our investigational Trifecta-MEK program inhibitor provided greater inhibition of activated MEK and ERK as compared to binimetinib and encorafenib (as depicted below). In the BRAF mutant tumor model, our investigational Trifecta-MEK program inhibitor displayed greater inhibition of activated MEK and ERK as compared to binimetinib, and greater activated ERK inhibition as compared to encorafenib (as depicted below). Our Trifecta-MEK program is currently in the drug discovery stage of development.
Head-to-Head Comparison of One of Our Investigational Trifecta-MEK Program Inhibitors Against Encorafenib and Binimetinib Using A549 and A375 Xenograft Tumor Models
KRAS4B Program
We are developing mutation agnostic KRAS4B inhibitors that are designed to bind to a unique, undisclosed site on KRAS4B for the treatment of solid tumors. We believe our investigational KRAS4B inhibitors have the potential to disrupt RAS nanocluster biology and prevent MAPK signaling in patients with KRAS mutant tumors, which represent approximately 15% of all cancer patients. Although drugs in this class have begun targeting RAS mutations, such as KRASG12C, we believe a majority of KRAS mutations, which we are designing our KRAS4B inhibitors to target, will remain unaddressed.
In an in vitro tumor model, we observed a half maximal tumor inhibitor concentration, or IC50, of 1 μM for one of our investigational KRAS4B inhibitors. A low IC50 value means that a drug is effective at low concentrations and may provide lower systemic toxicity when administered to the patient because of the low concentration required to generate therapeutic activity. Based on this tumor model, we believe our investigational KRAS inhibitors may achieve KRAS4B inhibition when administered at low concentrations, providing a potentially improved tolerability profile as compared to other FDA-approved MAPK pathway inhibitors. Our KRAS4B program is currently in the drug discovery stage of development.

RAS Induction Program
We are developing RAS inducers that are designed to hyperactivate the MAPK pathway to potentially induce tumor cell death. Our RAS inducers are designed to be agnostic to known activating mutations of any oncogene of the MAPK pathway, providing the potential clinical opportunity to effectively treat any patient with an activated MAPK pathway, which represents over 50% of all cancer patients globally. A recent study validated this novel pharmacological approach by demonstrating that the hyperactivation of the MAPK pathway in tumor cells that express mutant RAS or RAF are intolerant to further increases in activity at the level of ERK and induce tumor cell death. This approach was further validated by clinical observations of secondary tumor reductions in some patients when targeted agents that inhibit the MAPK pathway were discontinued.
In an in vitro KRAS mutant tumor model, we observed cell-based induction of the MAPK pathway at activated ERK of 844% when administering 30 μM of one of our RAS inducers. Additional in vivo modeling is required to validate this pharmacologic strategy, but we believe that, if successful, short pulsatile target induction will be critical. Our RAS induction, or RASi, program is currently in the drug discovery stage of development.
Covalent-MEK Program
We are developing irreversible allosteric inhibitors of MEK by attacking one of three critical amino acids lying adjacent to the binding pocket. We believe the covalent, or irreversible inhibition, fully disrupts MEK enzymatic activity completely avoiding any potential drug resistance from MAPK pathway reactivation events. Covalent-MEK’s novel pharmacological approach provides scaled attenuation of the MAPK pathway disruption that is anchored to the half-life of MEK itself, which has been reported to be approximately 12 to 14 hours.
Our Covalent-MEK program is in the drug discovery stage of development and builds on our dynamic portfolio of novel and mechanistically distinct MEK inhibitors.
PI3K-alpha Program
We are developing allosteric PI3Kα inhibitors designed to target PI3Kα agnostically in common mutations and further disrupt upstream activation events of the mTOR pathway. Similar to IMM-1-104, we intend to design our PI3Kα inhibitors with a short plasma half-life to potentially normalize tumor signaling dynamics while retaining healthy normal cells. While still in the early drug discovery stage of development, we envision our PI3K-alpha program will be able to address significant unmet clinical needs in certain subsets of cancer, as well as reaching a broader patient population in combination with one or more of our MEK or RAS drug programs, where the mTOR pathway may synergistically work in tandem with MAPK pathway inhibition.
Our Neuroscience Programs
In addition to our extensive oncology pipeline, we are also leveraging our platform to build a neuroscience pipeline initially focusing on AD. Our neuroscience programs are in the early stages of drug discovery, and we are evaluating undisclosed targets to pursue a unique approach to treating AD. We believe by treating AD-related neuroinflammation, rather than treating amyloid beta protein, or β-amyloid, and hyperphosphorylated tau deposition in the brain, we may be able to slow the progression of AD. We believe our platform and expertise in neurology and neuroscience has allowed us to determine biological differences in AD patients to help develop novel product candidates that have the potential to address the significant unmet needs of this underserved patient population.
Alzheimer’s Disease Overview
AD is a neurodegenerative disorder of uncertain cause and pathogenesis and is the most common form of dementia. AD is characterized by memory impairment and further cognitive decline that can ultimately affect the patient’s behavior, speech, visuospatial orientation and motor system. AD is a complex multifactorial disease driven by genetic and environmental causes that affects older adults and is one of the leading sources of morbidity and mortality in the aging population. Established risk factors for AD include age, family history of dementia, rare dominantly inherited mutations in genes that impact β-amyloid in the brain (as described below) and apolipoprotein E epsilon 4 allele (as described below). The disease is most often categorized into three different groups: early-onset AD, late-onset AD and familial AD. Late-onset AD, also referred to as sporadic AD, is the most common form of the disease representing approximately 90% of the patients, and is classified in patients who present with symptoms at older ages (i.e., ≥ 65 years), while early-onset AD is classified in patients who present with symptoms at younger ages (i.e., < 65 years). Familial AD is an inherited form of AD (i.e., genetic) and patients with early-onset AD most often have some inherited form of the disease. In contrast, sporadic AD most often involves common and rare genetic risk factors, as well as environmental factors.
Available data supports a worldwide prevalence of AD of approximately 35 million people, or approximately 6 million people in the United States. The prevalence of AD is known to increase exponentially with age, essentially doubling every 5 years after the age of 65. Diagnosis of AD is typically only considered after symptoms manifest and while the diagnosis of AD can be based on clinical criteria or detection of certain biomarkers, such as β-amyloid and tau, a postmortem histopathologic examination is required to confirm the diagnosis. Recent emerging evidence supports that neurological changes may occur years before patients start to experience early clinical manifestations of AD, which is most often memory impairment.
Limitations of Current Targeted Therapies for Alzheimer’s Disease
Since 2003, no new treatments for AD have been approved by the FDA, representing a significant unmet medical need. Despite clinical trials of numerous agents over a wide range of mechanisms, including small molecule inhibitors and monoclonal antibodies developed to treat tau and β-amyloid deposition, respectively, no disease-modifying treatments have been successfully developed. There are currently only five FDA-approved treatments for AD, and these treatments are widely considered to only briefly and modestly improve AD symptoms, ultimately failing to prevent or slow disease progression. Without a disease-modifying treatment, many AD patients require daily supportive care from their families or other caregivers.
Pathogenesis of Alzheimer’s Disease
While the pathogenesis of AD remains unclear, the genetic basis for early-onset and familial AD is understood most clearly. Most AD patients appear to have an overproduction and/or decreased clearance of β-amyloid, which is neurotoxic. This explanation of AD is otherwise known as the “amyloid hypothesis.” β-amyloid is produced by the cleavage of a protein translated from the amyloid precursor protein gene, or APP, and cleaved by α-secretase, β-secretase, and γ-secretase. Presenilin is a sub-component of γ-secretase and is partially responsible for cleaving APP. Mutations in presenilin 1 gene, or PSEN1, or presenilin 2, or PSEN2, and APP result in overproduction of β-amyloid and are known to cause familial AD in greater than 95% of patients. In addition, the pathogenesis of AD is believed to involve a second protein, tau.
Tau plays a role in stabilizing the biological mechanisms required for facilitating neuronal activity and communication. In patients suffering from AD, observations have shown that tau accumulates and causes neurotoxicity as a result of its hyperphosphorylation. In addition, transmission of pathologic forms of tau between neurons has been proposed to account for the spread of AD in the brain.
There are several other important and potentially overlapping pathways that are considered to be involved in AD. For example, the strongest association of sporadic AD involves human apolipoprotein E gene, or APOE. APOE is involved in multiple cellular processes, including cholesterol transport and immune regulation, amongst others. APOE is known to have three alleles, including epsilon 4, or APOE4. Carriers of one APOE4 are two to three times more likely to develop AD as compared to noncarriers, and those with two APOE4 are at approximately 8 to 12 times more likely to develop AD. Despite APOE4’s strong link to sporadic AD, some carriers of APOE4 never develop any cognitive decline. Unlike familial and early-onset AD, the genetic basis for sporadic AD is complex and poorly understood, and often involves environmental factors.
Pathology of Alzheimer’s Disease
The hallmark neuropathologic changes of AD are diffuse and neuritic plaques, marked by extracellular β-amyloid deposition and neurofibrillary tangles, comprised of the intracellular accumulation of hyperphosphorylated tau (as depicted below). The pathology of AD is characterized by the widespread death of neurons in the brain and follows a destructive trajectory starting at the hippocampus, which is responsible for learning and memory. As AD progresses, the pathology gradually spreads to other important regions of the brain further causing cognitive decline. Among AD patients, the levels of brain atrophy vary and the underlying cause of this is unknown.
Healthy Brain Compared to an AD Patient’s Brain with β-Amyloid and Tau Deposition
Heterogeneity Among Alzheimer’s Disease Patients
A growing body of evidence suggests that AD is a heterogeneous group of diseases, which may partially explain the lack of consistent clinical data, including clinical trials. The cardinal symptoms of AD are cognitive impairment, including memory impairment, loss of executive function, impaired judgement and problem solving, behavioral and psychological problems, and visuospatial impairment. While nearly all AD patients struggle with cognitive decline, there is no prescribed pattern or progression of symptoms. For example, some AD patients have significant β-amyloid and hyperphosphorylated tau deposition, but experience little or no cognitive impairment.
The pattern of memory impairment in patients suffering from AD is distinctive. Memory of events occurring at particular time and place is often profoundly affected in these patients. These memory deficits develop insidiously and progress slowly over time, evolving to include deficits of semantic memory (i.e., general knowledge accumulated throughout life) and immediate recall. Impairments of procedural memory (i.e., how to perform certain actions and skills) appear only in the late stages of AD. In addition, behavioral and psychologic symptoms become more common in the middle to late course of the disease. These can begin with relatively subtle symptoms including apathy, social disengagement and irritability. However, emergence of behavioral disturbances such as agitation, aggression, wandering and psychosis are seen as well. Approximately 11% of AD patients suffer from some form of psychosis and at least 75% of AD patients deal with agitation, aggression and wandering. Although the signs and symptoms of AD are understood, the underlying cause of the disease, including progression of certain aspects of the disease, still remain unknown and provide an opportunity for the development of disease-modifying treatments that would address significant unmet needs in the underserved AD patient population.
Our Approach to Alzheimer’s Disease
We believe there are specific subgroups of AD that can be stratified through gene expression and brain pathology. To identify AD subgroups, we have leveraged our platform to employ a patient-centric, data-driven approach through:
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Patient Data.   Categorizing and quality controlling postmortem patient data available from multiple public repositories.

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Patient Stratification.   Using a combination of different types of data, such as brain pathology and gene expression, to stratify patients into certain groups.

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Our Expertise.   Leveraging our computational biology expertise to develop machine learning algorithms to detect patterns across biological data and find subgroups based on distinct patterns.

Our approach to stratify AD patients based off specific subgroups and discover therapies that may benefit these patients is depicted in the image below.
AD Patient Subgroup Stratification and Application of Our Drug Discovery Platform
We believe our platform and expertise in neurology and neuroscience has allowed us to determine biological differences in AD patients to help develop novel product candidates that have the potential to address the significant unmet needs of this underserved patient population. Through postmortem patient data, we have determined multiple subgroups of AD with varying degrees of neuropathology and cognitive deficiencies, differences in brain gene expression irrespective of β-amyloid or tau deposition, and inclusion or lack of high-levels of gene expression resulting in neuroinflammation of the brain. We categorize the subgroup of patients with high-levels of gene expression resulting in neuroinflammation of the brain as “Type I AD.”
Through our next-generation approach for AD drug discovery (as depicted above), we have been able to develop a streamlined strategy for identifying novel product candidates by utilizing the following elements of our platform:
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Novel Biology.   Leveraging DCT to identify robust novel targets using gene expression signatures from each AD subgroup. Characterizing mechanisms of action in central nervous system, or CNS, cell types for target assessment.

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Novel Chemistry.   Employing our Fluency technology to accelerate the identification of small molecules that selectively bind to a target of interest.

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Proprietary Translational Planning.   Utilizing the AD subgroup data that we have generated to select ideal preclinical models to improve clinical translation, including AD subgroup-specific induced pluripotent stem cell, or iPSC, lines, and defined existing and novel biomarkers specific to these patients.

By leveraging our data-driven discoveries, we believe we have a unique advantage to develop a targeted strategy for patient selection and to increase response rates by treating the underlying biology of the AD subgroups.
Our Neuroscience Pipeline
Our current neuroscience programs are dedicated to providing treatments for patients classified in a specific AD subgroup for which there are significant unmet needs and underserved patient populations. Our neuroscience programs are currently in the early stages of drug discovery and we are focused on advancing these programs into lead optimization. The following table summarizes our neuroscience pipeline:

Our Neuroscience Programs—Rationale for Treating Neuroinflammation
We believe treating neuroinflammation in Type I AD patients will slow the progression of the disease. Previous academic studies have shown that neuroinflammation is a possible cause of AD pathology. In addition, other studies have determined that neuroinflammation is an early AD event that precedes β-amyloid and/or tau deposition in AD patients, and is necessary for AD patients to progress from mild cognitive symptoms to more severe cognitive impairment leading to diagnosis of AD. In a meta-analysis review of peripheral inflammatory markers in AD, an academic group reviewed 175 studies that enrolled over 26,000 patients and observed that AD patients have elevated inflammatory markers, including IL-1β and IL-6. In another study, IL-1β was associated with a faster rate of decline on executive functioning in older adults and IL-6 was associated with a faster decline of verbal memory. These observations are in agreement with our studies that identified subgroups of AD patients with elevated levels of neuroinflammatory gene expression. Collectively, through our own research and publicly available literature, we believe that treating neuroinflammation earlier in Type I AD patients may be able to slow the progression of the disease in these patients.
Our Solution: IMM-ALL-01
We are developing small molecule inhibitors against an undisclosed target, or AO.01, for our IMM-ALL-01 program, which is currently in early stages of discovery. We believe that inhibition of AO.01 will decrease AD-related neuroinflammation by reducing the activation of microglia. Microglia are innate immune cells that have been observed to significantly increase AD-related neuroinflammation. Our preclinical studies in cultured microglia have demonstrated that 50 µM treatment with our AO.01 inhibitors decrease the release of IL-6 (as depicted in figure B below), an inflammatory marker that drives AD-related neuroinflammation, while promoting anti-inflammatory IL-10 expression (as depicted in figure A below).
In Vitro Observation of AO.01 Inhibitors Decreasing the Release of IL-6 and Promoting IL-10 Expression
DCT revealed AO.01 as a target involved in AD-related neuroinflammatory mechanisms dysregulated in the brains of Type I AD patients. Through our bioinformatics analysis of independent study data, we observed that gene expression of AO.01 is significantly increased in activated microglia. In our in vitro studies, knockdown of AO.01 gene expression suppressed the neuroinflammatory behavior of primary microglia. Our RNAseq analysis of our internal microglia experiment confirmed reduced expression of neuroinflammatory pathway genes after AO.01 knockdown. Based on these studies, we observed that knockdown of AO.01 directly correlates with a decrease in neuroinflammatory markers. We further observed that knockdown of AO.01 gene expression decreased neuronal hyperphosphorylated tau deposition in a tau cell model. We believe this suggests that AO.01 inhibition may block multiple independent AD-related neuroinflammatory pathways by inhibiting and/or suppressing the release of neuroinflammatory markers, including IL-6, and decreasing tau deposition.
We plan to improve the in vitro potency of our AO.01 inhibitors by focusing on a resolved catalytic pocket of AO.01 to further reduce the proinflammatory activity of microglia. While our preliminary studies demonstrate high cell permeability for our current AO.01 inhibitors, we plan to focus on optimizing blood brain barrier penetrance during lead optimization to provide desirable activity in the brain. Our goal is to increase translatability by exploring the effect of our AO.01 inhibitors on inflammation in human microglia derived from acquired iPSC lines of Type I AD patients.
Our Solution: IMM-ALL-03
We are developing small molecule inhibitors against an undisclosed target, or AO.03, for our IMM-ALL-03 program, which is currently in the early stages of discovery. We leveraged Fluency to identify and rank initial hits against the AO.03 protein and screened a subset of hits with drug-like properties through a cell-free assay. The screening assays confirmed several Fluency hits from different chemical classes to AO.03, and subsequent modification of our AO.03 hits significantly improved inhibition of AO.03’s activity (as depicted in figure A below). Our preclinical studies in activated microglia have demonstrated that 10 and 50 µM treatment with our AO.03 inhibitors decrease the release of IL-6 (as depicted in figure B below). In addition, in our preliminary studies, we have observed high cell permeability for our current AO.03 inhibitors. We plan to optimize blood brain barrier penetrance during lead optimization to provide desirable activity in the brain.
Fluency Platform Identifies Small Molecules Designed to Inhibit AO.03 and In Vitro Observation of AO.03 Inhibitors Decreasing the Release of IL-6
Biological Relevance of AO.03
Through our platform, we have discovered that AO.03 is a target that is involved in aberrant inflammatory pathways in Type I AD pathogenesis, and that reduced AO.03 gene expression corrects the expression of genes related to Type I AD biology. In our in vitro studies, we observed that stimulation of microglia into a proinflammatory state triggered significant increases in AO.03 gene expression, whereas reduction of AO.03 gene expression had a causative effect in converting microglial behavior from a proinflammatory state to an anti-inflammatory state. Similar to AO.01, we also observed that lower AO.03 gene expression blocked neuronal tau deposition in a tau cell model, including phosphorylation of tau at a protein site called Threonine 181, or p181 (as depicted below). Based upon literature, there is strong evidence that p181 phosphorylation occurs early in AD progression and is positively correlated to the age of onset, suggesting early prevention of p181 phosphorylation may significantly delay AD symptoms. While in vitro analysis of stimulated microglia after AO.03 and AO.01 knockdown revealed non-identical, overlapping changes in cytokine release, RNAseq analyses have revealed that the targeted pathways of AO.03 and AO.01 are different. Concretely, reduction of AO.01 gene expression reduced expression of signaling genes for oxidation phosphorylation and the pentose phosphate pathway, whereas reduction of AO.03 gene caused a reduction of genes widely known to be involved in neuroinflammatory pathways in AD, including the IL-6 and toll-like receptor signaling pathways (as depicted below). We believe this represents unique opportunities for regulating several neuroinflammatory pathways in Type I AD patients.
The Biological Effect of Reducing AO.03 Gene Expression on Inflammation and Tau Deposition, and Pathway Analysis of AO.01 versus AO.03
Our Platform
Consistent with our approach of weaving bioinformatics and computational biology into every stage of the drug development process, we have developed a proprietary disease-agnostic platform that allows us to leverage human biological data in new and creative ways providing counterintuitive insights that are not constrained by the inherent limitations of conventional approaches or prevailing scientific views. We are developing novel therapies that aim to optimize both safety and efficacy for diseases with high unmet medical needs and suboptimal treatment options. Key elements of our platform include:
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Insights from Human Data.   Compare distinct groups of individuals who differ in a certain aspect of disease or response to a particular therapy, or identify new patient subsets.

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Novel Biology.   Identify novel targets and new ways to drug existing targets using DCT and/or our insights into mechanisms of response.

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Novel Chemistry.   Rapidly identify small molecules that selectively bind to a target of interest using our proprietary Fluency technology, and/or engineer PK to achieve optimal signaling dynamics.

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Proprietary Translational Planning.   Use humanized preclinical models and bioinformatics to prioritize indications and identify sensitive subpopulations.

Underlying each of these elements is our rigorous quality control and ability to analyze complex biological datasets. We are one of the few biopharmaceutical companies that has been involved in defining best practices for robustly analyzing bioinformatics data, as evidenced by co-authorship on journal articles together with regulators as well as writing invited reviews to educate the scientific community on this topic. This attention to rigorous quality control pervades all of our analyses, and we believe this enables us to extract meaningful information from a variety of databases of human data, including GENIE and The Cancer Genome Atlas Program, or TCGA.
Our platform is not limited to a single aspect or pathology; rather, it is disease-agnostic, which we believe enables us to identify, develop and evaluate product candidates across multiple disease areas simultaneously, with our initial focus in oncology and neuroscience. While we currently have an emphasis on transcriptomic data, our platform is not limited to a single data type and thus we believe it will be able to evolve as new datasets emerge. Our platform enabled the initiation, discovery and development of our lead product candidate, IMM-1-104, and has led us to identify additional product candidates with novel compositions of matter by leveraging our platform and drug discovery process. Moreover, our platform has been applied extensively in successful partnerships with large pharmaceutical and biotechnology companies, and through our internal drug discovery and development.
Insights from Human Data
Our analyses often begin by comparing existing transcriptomic data from two groups of patients (e.g. from those whose tumors have metastasized versus those whose tumors have not) to help elucidate the biological mechanisms underlying a particular aspect of disease which we seek to counteract. As another example, we may analyze existing data from patients with differences in response to an existing therapy, in order to better understand what is happening in responders versus non-responders. We may also analyze existing data from patients with a disease to identify novel subsets of patients. Our platform has enabled us to conduct multiple projects that involve stratifying patients into novel subsets. We associate transcriptomic profiles with each subset, which can then be directly inputted into DCT to identify novel targets specific to a given patient subset.
Novel Biology
Disease Cancelling Technology
We have developed DCT to identify targets that reverse a disease signal across multiple relevant genes with the potential to yield product candidates with differentiated mechanisms that are less likely to be discovered by traditional drug discovery methods. Additional biologic context is derived from quantifying the extent to which different time points, concentrations and perturbations (e.g., inhibition and overexpression) may cancel a disease signal more effectively than existing drug targets. DCT ranks target perturbations by the extent to which they generate signals that counteract disease-associated gene expression changes observed in patient data. Thus, we believe DCT enables hypothesis-free, data-driven identification of novel targets and new ways to drug existing targets.
DCT leverages gene expression data derived from human patient samples to identify targets that may rescue abnormal gene expression and restore pathway homeostasis. In addition, DCT identifies biology relevant to attenuating a disease by quantifying the similarity of genome-wide signatures of specific aspects of the disease to signatures of target induced gene expression changes using a mathematical similarity metric. Uniquely, DCT quantifies the per-gene contribution to overall disease amplification or cancellation. An example of a typical analysis begins by running DCT to identify an unwanted, disease-specific gene expression pattern. The ideal input to DCT is focused on a specific aspect of a disease, such as tumors that have metastasized versus those that have not, rather than comparing diseased versus healthy states. DCT identifies target candidates by screening a disease differential expression signature and comparing it to thousands of target gene expression signatures.
DCT is able to rapidly compare disease state signatures against vast numbers of target signatures. DCT ranks signatures resulting from the modulation of specific targets by the extent to which they oppose disease signatures (as depicted below). Unlike some algorithms or artificial intelligence, or AI, approaches, the results originating from DCT are designed to be interpretable from a computational and biological perspective. This platform uses gene expression from patient datasets and does not rely on literature. Together with the target, DCT provides a specific list of testable genes associated with the target of interest, relevant drug concentrations and temporal dynamic information driving the result. Thus, we believe DCT can identify new targets and readily detect dynamic relevant biology relating to modulating a target in a better way.

A summary workflow for DCT’s novel target identification can be described as follows:
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Carefully curated and quality controlled human transcriptomic data representing a specific aspect of disease, or Input 1, is input and vectorized for processing (as depicted below).

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A carefully curated and quality controlled library of gene expression signals associated with perturbing specific targets at specific time points and concentrations, or Input 2, is input and vectorized for processing (as depicted below). This library can potentially include clustered regularly interspaced short palindromic repeats, or CRISPR, RNA interference, tool compounds, screening library compounds and existing drugs.

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The strength of disease signal cancellation is measured between Input 1 and every target signature in Input 2.

Disease Cancelling Technology Summary Workflow for Target Identification
A second filtration step selects target candidates for which multiple biological pathways are restored in the proper direction compared to the disease signal. DCT includes a method to compute a per pathway contribution to disease canceling in terms of percent contribution to overall disease reversal for cases when a specific pathway is particularly relevant. DCT is designed to have many capabilities in addition to identifying novel targets or novel ways to drug existing targets. To enable rapid translation to experimental validation, DCT can suggest ideal concentrations, temporal dynamics and marker genes to monitor. DCT is also capable of predicting target combinations for a given disease or an ideal target for combination with an existing therapy. For expanded utility, DCT has a graphical user interface that enables our biologists to interact with, sort, modify, query and run results along with producing visualizations of results.
We believe DCT has several advantages over other target identification technologies. The platform uses patient data as a starting point, rather than artificial 2D in vitro models. For example, our neuroscience program uses gene expression data from AD patient subsets as an input to DCT. We have presented data at American Association for Cancer Research and other conferences demonstrating how cell lines fail to capture the heterogeneity of patient tumors, and our discovery team’s experience in the 3D tumor modeling field has also highlighted the limitations of 2D in vitro data. Moreover, working closely with several FDA-approved drugs, we have found that transcriptomic data was most frequently and dynamically linked to drug activity. Thus, our core insights are derived from transcriptomic data (RNA), while some of our competitor’s platforms may focus on sequencing data (DNA), imaging data from phenotypic screens and/or literature. DCT is focused on identifying novel targets or novel ways to modulate existing targets, with the goal of generating novel therapeutics with improved clinical activity. We have not in-licensed external drugs and we do not focus on “drug repurposing” activities. Our pipeline is composed of programs with potentially novel pharmacological effects.
Biological Mechanisms of Response
We also identify novel biology by applying translational bioinformatics to analyze the biological mechanisms of response of existing therapies. This may include comparing the transcriptional profiles induced by a drug at different timepoints in order to highlight biological feedback loops that we then seek to counteract.
Novel Chemistry
Fluency
We developed Fluency, an easy-to-use AI-based tool, to allow for the rapid screening of large compound libraries for potential binders to a protein target of interest. Fluency can be run with any compound library, including libraries containing millions of compounds. It identifies the most attractive drug candidates within a library by making ranked predictions of binding affinity for all compounds. It also makes predictions about the target binding location for all compounds, which allows us to filter the library for drug candidates that are the most likely to affect a specific region of interest on the desired target. Fluency accelerates our drug development process by allowing us to go from millions of potential compounds down to what Fluency selects as the best hundred drug candidates within a single work day. This allows us to quickly advance only those select candidates to medicinal chemistry and experimental validation (as depicted below), increasing our capital efficiency. Knowledge of the 3D structure of the protein target of interest is not required, which expands the applicability of Fluency to include targets with poorly defined or non-existent 3D structures.
Fluency Accelerates Our Drug Discovery

To illustrate both the ease of use, as well as the power of Fluency to identify promising drug candidates, we constructed a test screen of Tukysa® (tucatinib), a recently FDA-approved drug for the treatment of advanced breast cancer in combination with trastuzumab and capecitabine. Tukysa® is a tyrosine kinase inhibitor of human epidermal growth factor receptor 2, or HER2 (also referred to as ERBB2). We created a test compound library by placing Tukysa® in a diverse chemical library of 17.8 million drug-like molecules and evaluated whether or not Fluency could identify it as a promising drug candidate against ERBB2 (depicted in the first panel below). The binding models within Fluency were trained against millions of carefully quality controlled, publicly available binding affinity measurements for compounds against thousands of proteins. However, because Fluency did not see Tukysa® or other molecules highly similar to Tukysa® during training, it did not know whether or not it was a promising candidate before the test screen was run. In our test screens, we input the protein of interest into Fluency, then select a library to screen, and optionally enter the region of interest within the protein (depicted in the second panel below). In the test screen for Tukysa®, we screened the test library against all amino acids within ERBB2.
Fluency Test Screen Input Example
Fluency rapidly screened approximately 17.8 million compounds in less than 7 hours and identified Tukysa® as the best binder to ERBB2 along with a number of other potential candidates (as depicted below). Fluency’s location prediction for this compound points towards the kinase domain of ERBB2 which contains the binding site. Referring back to our drug discovery flow chart depicted above, Tukysa® would have been amongst the hundreds of compounds to go on to medicinal chemistry and experimental validation if we were searching for general ERBB2 binders or if we were searching for potential binders specific to the kinase domain.
Fluency Test Screen Output Example
Fluency has been used to screen for potential drug candidates within our early-stage oncology and neuroscience programs. We have a dedicated team of AI experts who continue to evolve Fluency and are embedded in our end-to-end preclinical drug development processes. We continue to seek new ways to apply our AI expertise to develop novel product candidates and potentially improve the lives of patients.
Signaling Dynamics (PK-Driven)
Transcriptomic data has proven critical to these analyses because it provides an understanding of the extent to which specific genes are expressed at any given time, capturing temporal changes in pathway activation.

Signaling networks differ between cell types, and we leverage this to modulate targets in such a way that certain cell types will be more impacted than others. Our platform enables us to assess the signaling dynamics of product candidates, which we believe allows us to optimize the chemistry of our product candidate programs to achieve broad therapeutic activity against diseased cells while sparing healthy normal cells. Modulation of these signaling networks impacts cell fate decisions in many cell types, including cancerous cells. Our computational biology expertise enables us to analyze transcriptomic data that closely reflects spatiotemporal dynamics of biological signaling networks.
Proprietary Translational Planning
Humanized Models.   In oncology, we are deeply experienced in advanced, humanized 3D-based tumor growth models, which based on peer reviewed research by members of our team and others, more accurately predict drug response in animal models, and we believe in patients, compared to standard models. Unlike in vitro approaches, the 3D tumor growth models reflect the complexity of tumor biology given their alignment with the TME. Thus, we believe our deep expertise in 3D tumor models enables us to more accurately stratify patients likely to benefit from our potential product candidates. In neuroscience, we similarly seek to use human iPSC based models that more faithfully represent the biology of a heterogeneous patient population than more traditional cell lines.
Prioritize Indications and Identify Sensitive Subpopulations.   We are able to leverage bioinformatics to analyze genomic data from large patient databases to identify specific indications where the majority of patients have characteristics that align with our more reflective humanized models, and identify biological mechanisms and biomarkers that enable us to identify subpopulations that are more likely to be sensitive based on their similarity to our translational approaches.
Our Platform and its Role in the IMM-1-104 Program
Our platform played a key role in creating the most important characteristics of our lead product candidate, IMM-1-104. In the early stages of the program, insights from human data were used to identify transcriptional profiles we aimed to counteract. DCT and our analysis of mechanisms of existing drugs led us to identify what we believe to be novel biology, specifically new ways to drug an existing target, to highlight the goal of counteracting a biologic feedback loop. Novel chemistry was generated to counteract the feedback loop, and the PK was tuned to generate optimal signaling dynamics (deep but cyclic interruptions of the pathway) as confirmed for translational profiling. Our proprietary translational planning has involved profiling IMM-1-104 in a large number of 3D models to identify the types of cancer (and biomarkers of subsets when needed) that we believe will have the highest probability of success in the clinic. Together, these insights enabled us to demonstrate in an in vitro model that a drug with feedback loop resistance combined with a short half-life was able to move toward in vivo improvements in key efficacy metrics and tolerability through modulation of tumor cell signaling dynamics.
Early in the program, we utilized human data to generate translational profiles specific to cancer patients experiencing cachexia, which causes extreme weight loss and muscle wasting. DCT was then utilized to identify targets and intervention time points, otherwise known as biological perturbations, that could counteract cachexia. Among the highest ranked perturbations were multiple MEK, inhibitors, but only the gene expression profiles induced by these MEK inhibitors at early time points (i.e., at 3 and 6 hours) were ranked highly for cancelling the disease-associated signals according to our technology. In contrast, the gene expression signals induced by MEK inhibitors at a later time point (i.e., at 24 hours) amplified or mimicked the transcriptomic signatures associated with diseases. These findings pointed to the importance of a feedback loop in the MAPK pathway called the CRAF-bypass, which may lead to resistance of MEK inhibition, and highlighted the critical importance of designing IMM-1-104 to potentially counteract the CRAF-bypass.
We next applied our platform’s ability to characterize mechanisms of response by generating transcriptomic (RNA sequencing) data evaluating the impact of a recently approved MEK inhibitor, selumetinib, relative to vehicle in KRASG12D tumor bearing BALB/c mice, which are inbred, albino and immunodeficient mice ordinarily used in research models for cancer therapy. The BALB/c mice were orally administered 100 mg/kg of selumetinib twice a day for 18 days. Notably, when we examined a set of genes known to be downstream of ERK and activated by the MAPK pathway, we saw reduced downregulation of the pathway following selumetinib treatment. There was very little difference between the degree of MAPK pathway downregulation at the 2 hour time point and the 12 hour time point, demonstrating that the inhibition achieved by a typical MEK inhibitor with a non-zero drug trough was both static and limiting in a chronic setting. This focused us on the need to develop IMM-1-104 with novel chemistry, specifically a short half-life to achieve deep cyclic inhibition. Through the medicinal chemistry process, we were able to conduct similar analyses to assess the impact of varying PK profiles on signaling dynamics, and when we conducted the same analysis with IMM-1-104 in the model referenced above, we observed much stronger downregulation at the 2 hour time point followed by a return to baseline at the 12 hour time point. These observed results confirm that we achieved the desired signaling dynamics of cycles of deep inhibition and release of the MAPK pathway.
We are utilizing our platform’s proprietary translational planning capabilities by evaluating IMM-1-104 in a large panel of 3D tumor models, and then applying our ability to robustly analyze challenging datasets to assess genomic data from the GENIE cohort to prioritize indications for IMM-1-104 and identify biomarkers of response, when needed. We believe this analysis will enable us to identify substantial translational opportunities for additional indications.
Our Platform and Our Early-Stage Oncology Pipeline
We utilize Fluency, the novel chemistry element of our platform, to rapidly identify small molecule hits for a targeted region of a protein for many of the earlier stage programs in our oncology pipeline. Fluency is being utilized to accelerate the advancement of our RAS and PI3K-alpha programs. In addition, these earlier stage programs also utilize our platform’s ability to generate novel biology by characterizing mechanisms of response to address these targets in new ways. In the case of our RAS modulators, this involves targeting the process of RAS dimerization. Finally, we are also leveraging novel chemistry in the form of PK changes with the goal of achieving optimal signaling dynamics and deep cyclic inhibition to maximize therapeutic activity in broad populations while improving tolerability. We plan to evaluate each of our programs in humanized 3D models and leverage bioinformatics to prioritize indications and identify sensitive patient subgroups.
Our Platform and Our Neuroscience Programs
Our neuroscience programs began with our platform’s ability to identify insights from human data, specifically by methodically analyzing challenging datasets by assessing the robustness of various publicly available AD datasets. Given the lack of disease-modifying therapies and AD patient heterogeneity, robust analysis of data is a motivating factor to drive our success in this space. We applied our platform’s capability to stratify patients into previously undiscovered subsets, identifying new subpopulations of AD patients with strikingly different molecular biology and distinct gene expression profiles. We then applied our platform’s ability to identify novel biology by leveraging DCT to identify and rank novel targets for specific subsets of AD patients. Two of these undisclosed AD targets, AO.01 and AO.03, have been identified in vitro and have gone on to become the focus of our two lead neuroscience programs, IMM-ALL-01 and IMM-ALL-03, respectively. Once those targets had been identified and experimentally confirmed, we utilized Fluency to rapidly identify small molecules that are designed to selectively bind to the targets, and such selective binding has since been observed in vitro. We also leveraged our platform’s capabilities for characterizing mechanisms of response to assess the biological impact of those hits, and we are preparing for proprietary translational planning by using iPSC models to confirm the differences in response we expect to see in specific AD patient subgroups.
Competition
The pharmaceutical and biotechnology industries are characterized by rapid advancement of novel technologies, significant competition and a strong defense of intellectual property rights. While we believe that our proprietary platform and scientific expertise provides us with competitive advantages, we face competition from multiple sources, including larger and better-funded pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with currently approved therapies and new therapies that may become available in the future. Key factors that would affect our ability to effectively compete with other therapeutics include safety, efficacy, ease of administration, pricing, brand recognition and availability of reimbursement and coverage by third party payors.

Our Oncology and Neuroscience Programs
The current FDA-approved treatment options that target MAPK pathway cancers are either MEK inhibitors limited by their high rates of serious drug-related adverse events that result in drug intolerability and drug resistance through MAPK-feedback loops, or KRAS inhibitors limited to patients with specific KRAS mutations. We expect that our oncology programs targeting the MAPK pathway may compete with current FDA-approved therapies or clinical programs targeting KRAS mutant tumors that are being advanced by certain pharmaceutical and biotechnology companies.
There are currently only five FDA-approved treatments for AD, and these treatments are widely considered to only briefly and modestly improve AD symptoms, ultimately failing to prevent or slow disease progression. We expect that our neuroscience programs that are initially focused on treating neuroinflammation in AD may compete with products or programs being advanced by certain pharmaceutical and biotechnology companies.
Government Regulation
Among others, the FDA, U.S. Department of Health and Human Services Office of Inspector General, the Centers for Medicare and Medicaid Services and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the preclinical and clinical development, manufacture, marketing and distribution of drugs such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, packaging, storage, record keeping, approval, sales, commercialization, marketing, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates. Any drug candidates that we develop must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in those foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in the European Union, or EU, are addressed in a centralized way, but country-specific regulation remains essential in many respects.
U.S. Drug Development Process
In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. The process required by the FDA before a drug may be marketed in the United States generally involves the following:
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completion of preclinical laboratory tests, animal studies and formulation studies in accordance with FDA’s good laboratory practice requirements and other applicable regulations;

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submission to the FDA of an IND which must become effective before human clinical trials may begin;

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approval by an independent institutional review board, or IRB, or ethics committee at each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for its intended use;

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submission to the FDA of a New Drug Application, or NDA, after completion of all pivotal trials;

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payment of user fees associated with an NDA;

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a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

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satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCPs;

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potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA, and

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FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. Some preclinical testing may continue even after the IND is submitted. The IND also includes results of animal and in vitro studies assessing the toxicology, PK, pharmacology, and PD characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting, under certain timelines, of ongoing clinical studies and clinical study results to public registries, specifically the clinicaltrials.gov website managed by the National Institutes of Health.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
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Phase 1:   The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2:   The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages, dose tolerance and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3:   The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the approved indication. In certain instances, such as with accelerated approval drugs, the FDA may mandate the performance of Phase 4 trials as a condition of approval of an NDA.
The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.
A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval. Specifically, FDA has promulgated regulations governing the acceptance of foreign clinical trials not conducted under an IND, establishing that such studies will be accepted as support for an IND or application for marketing approval if the study was conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data from the study through an on-site inspection if FDA deems such inspection necessary. The GCP requirements encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies. If a marketing application is based solely on foreign clinical data, the FDA requires that the foreign data be applicable to the U.S. population and U.S. medical practice; the studies must have been performed by clinical investigators of recognized competence; and the FDA must be able to validate the data through an on-site inspection or other appropriate means, if the FDA deems such an inspection to be necessary.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points are generally prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor to obtain the FDA’s feedback on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.
U.S. Review and Approval Process
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product application also includes a non-orphan indication.
The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.
The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.
If regulatory approval of a product is granted, such approval will be granted for particular indications and may contain limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.
The Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or the FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity (i.e., greater safety, greater efficacy, or a major contribution to patient care) or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease, and we are unable to demonstrate that our product is clinically superior to the competitor product. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Expedited Development and Review Programs
The FDA has a number of programs intended to expedite the development or review of products that meet certain criteria. Sponsors may request that FDA allow the use of one or more of these expedited pathways. For example, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development, and the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.
In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. The FDA may withdraw accelerated approval if, among other things, the confirmatory study fails to verify clinical benefit; the applicant fails to perform required confirmatory studies with due diligence; postmarketing use demonstrates that postmarketing restrictions are inadequate to assure safe use; the applicant fails to adhere to agreed-upon postmarketing restrictions; promotional materials are false or misleading; or, other evidence demonstrates that the product is not shown to be safe or effective under its conditions of use. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.
Post-Approval Requirements
Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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fines, warning letters, or untitled letters;

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clinical holds on clinical studies;

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refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

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product seizure or detention, or refusal to permit the import or export of products;

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consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

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mandated modification of promotional materials and labeling and the issuance of corrective information;

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the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

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injunctions or the imposition of civil or criminal penalties.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures
The FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, untitled or warning letters, requirements to conduct corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labeling.
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.
Marketing Exclusivity
Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication. However, such an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.
The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

Other Healthcare Laws
Pharmaceutical companies like us are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such regulation may constrain the financial arrangements and relationships through which we research, develop, and ultimately, sell, market and distribute any products for which we obtain marketing approval. Such laws include, without limitation, federal and state anti-kickback, fraud and abuse, and false claims laws, such as the federal Anti-Kickback Statute and the federal Civil False Claims Act, as well as federal and state data privacy and security laws and regulations, and transparency laws and regulations addressing drug pricing and payments and other transfers of value made by pharmaceutical manufacturers to physicians and other healthcare providers, such as the federal Physician Payment Sunshine Act. Violations of any of such laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations to resolve allegations of noncompliance, exclusion from participation in federal and state healthcare programs, such as Medicare and Medicaid, and imprisonment.
Coverage and Reimbursement
Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing coverage and reimbursement for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.
Moreover, as a condition of participating in, and having products covered under, certain federal healthcare programs, such as Medicare and Medicaid, we may become subject to federal laws and regulations that require pharmaceutical manufacturers to calculate and report certain price reporting metrics to the government, such as Medicaid Average Manufacturer Price, or AMP, and Best Price, Medicare Average Sales Price, the 340B Ceiling Price, and Non-Federal AMP reported to the Department of Veteran Affairs, and with respect to Medicaid, pay statutory rebates on utilization of manufacturers’ products by Medicaid beneficiaries. Compliance with such laws and regulations will require significant resources and may have a material adverse effect on our revenues.
Healthcare Reform
In the United States, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, each as amended, collectively known as the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws. For example, the ACA:
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increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the AMP;

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required collection of rebates for drugs paid by Medicaid managed care organizations;

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expanded beneficiary eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 138% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

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expanded the types of entities eligible for the 340B Drug Pricing Program;

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required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” and biologic agents apportioned among these entities according to their market share in certain federal government programs;

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established the Center for Medicare and Medicaid Innovation within the Centers for Medicare and Medicaid Services to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

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created the Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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required reporting of certain financial arrangements between manufacturers of drugs, biologics, devices, and medical supplies and physicians and teaching hospitals under the federal Physician Payment Sunshine Act; and

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required annual reporting of certain information regarding drug samples that manufacturers and distributors provide to licensed practitioners.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. The U.S. Supreme Court is currently reviewing the constitutionality of the ACA in its entirety, and is expected to issue its decision in 2021. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation and the healthcare reform measures of the Biden administration will impact the ACA.
Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year, which was temporarily suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic.
In addition, the American Taxpayer Relief Act of 2021, effective January 1, 2024, would eliminate the statutory cap on rebate amounts owed by drug manufacturers under the Medicaid Drug Rebate Program, or MDRP, which is currently capped at 100% of the AMP for a covered outpatient drug. In the future, there may be additional challenges and/or amendments to the ACA.
Moreover, the cost of prescription pharmaceuticals has been the subject of considerable discussion in the United States. Congress has considered and passed legislation, and the former Trump administration pursued several regulatory reforms to further increase transparency around prices and price increases, lower out-of-pocket costs for consumers, and decrease spending on prescription drugs by government programs. Congress has also continued to conduct inquiries into the prescription drug industry’s pricing practices. While several proposed reform measures will require Congress to pass legislation to become effective, Congress and the new Biden administration have each indicated that it will continue to seek new legislative and/or administrative measures to address prescription drug costs.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It also possible that governmental action will be taken in response to the COVID-19 pandemic.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could impact the amounts that federal and state governments and other third-party payors will pay for healthcare products and services.
Facilities
Since 2018, our corporate headquarters has been located at 245 Main Street, Second Floor Cambridge, Massachusetts 02142, where we currently occupy approximately 586 square feet of office space under a service agreement that can be terminated by either party upon 30 days written notice. We also occupy approximately 3,657 square feet of office space in San Diego, California, under a lease that terminates on April 30, 2026, and approximately 190 square feet of office space in New York, New York under a service agreement that currently runs through June 30, 2021 and automatically renews unless we provide 30 days advance notice to terminate. As of December 31, 2020, approximately 12 of our employees are located at our corporate headquarters.
Human Capital
As of December 31, 2020, we have 26 full-time employees, 23 of whom are dedicated to research and development. Twenty three of our employees hold doctorate degrees (i.e., Ph.D. or M.D.). None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.
We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive salaries and bonuses, opportunities for equity ownership, development programs that enable continued learning and growth and a robust employment package that promotes well-being across all aspects of their lives, including health care, retirement planning and paid time off.
We believe that much of our success is rooted in the diversity of our teams and our commitment to inclusion. We value diversity at all levels and focus on extending our diversity and inclusion initiatives across our entire workforce.
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
The following table provides information regarding our executive officers and members of our board of directors (ages as of the date of this prospectus):
Name	Age	Position(s)
Executive Officers
Benjamin J. Zeskind, Ph.D.	39	Co-Founder, Chief Executive Officer, Director
Biren Amin	48	Chief Financial Officer
Scott Barrett, M.D.	58	Chief Medical Officer
Brett Hall, Ph.D.	52	Chief Scientific Officer
Non-Employee Directors
Robert J. Carpenter	76	Co-Founder, Director
Peter Feinberg	60	Director
Laurie B. Keating	67	Director
Andrew Phillips, Ph.D.*	50	Director

*
Dr. Phillips will resign as a director immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus forms a part.

Executive Officers
Benjamin J. Zeskind, Ph.D.   Dr. Zeskind has served as our Co-Founder, Chief Executive Officer and a member of our board of directors since February 2008. Dr. Zeskind received his S.B. in electrical engineering and computer science and his Ph.D. in bioengineering from Massachusetts Institute of Technology, or MIT, and his M.B.A. from Harvard Business School, where he was recognized as a Baker Scholar, the highest award for distinction. We believe that Dr. Zeskind is qualified to serve on our board of directors due to his extensive experience in the pharmaceutical industry and in-depth knowledge of our business.
Biren Amin.   Mr.  Amin has served as our Chief Financial Officer since April 2021. Prior to joining us, Mr. Amin served as a Managing Director of Jefferies Financial Group Inc., an American financial services company based in New York City, in their Biotechnology Equity Research group, from June 2011 until March 2021. Previously, he spent time at other equity research firms such as WJB Capital Group, Inc., FTN Equity Capital Markets Corporation, Stanford Group Company and Prudential Equity Group, LLC focusing on pharmaceutical and biotechnology company investments. Over approximately two decades, Mr. Amin built a strong track record on Wall Street covering small and mid-cap pharmaceutical and biotechnology companies focusing on oncology, CNS disorders, ophthalmology and rare diseases. He started his career at Aventis Pharmaceuticals Inc., a former public pharmaceutical company, which merged with Sanofi S.A., where he served as the Senior Manager in their Scientific Competitive Intelligence group. Mr. Amin received his B.S. in pharmacy from the University of the Sciences in Philadelphia, his M.S. in pharmacy from Long Island University and his M.B.A. from the Stern School of Business at New York University.
Scott Barrett, M.D.   Dr. Barrett has served as our Chief Medical Officer since November 2019. Prior to joining us, Dr. Barrett served as the Executive Director of Global Medical Affairs of Incyte Corp, a publicly traded biopharmaceutical company focused on discovery, development and commercialization of proprietary therapeutics in oncology and other areas of interest, from June 2016 until November 2019. Prior to that, he served as the Senior Director of Clinical Development of Infinity Pharmaceuticals, Inc., a publicly traded biopharmaceutical drug development company, from July 2014 until June 2016. Dr. Barrett is a trained physician-scientist, accomplished medical oncologist and a drug discovery and development expert with more than 30 years of clinical and research experience. He received his B.A. in natural science from The Johns Hopkins University as a Beneficial-Hodson Scholarship recipient, his M.D. from the University of Miami School of Medicine and completed his internal medicine residency at the Mayo Clinic in Rochester, Minnesota. Dr. Barrett then went on to complete a fellowship in medical oncology at Memorial Sloan-Kettering Cancer Center and became board-certified in internal medicine and medical oncology.

Brett Hall, Ph.D.   Dr. Hall has served as our Chief Scientific Officer since November 2019. He also serves as the President, Founder and Chairman of the board of directors of Bioarkive, Inc., or Bioarkive, a privately held biotechnology services company, and President and Founder of Trans Medical Sciences, LLC, a privately held consulting company for biotechnology and biopharmaceutical companies. Prior to joining us, Dr. Hall served as the Chief Executive Officer of Asellus Therapeutics, LLC, a privately held biotechnology company, from July 2015 until May 2018. Dr. Hall served in roles of increasing responsibility with Johnson & Johnson, a multinational corporation that develops medical devices, pharmaceuticals and consumer packaged goods, from November 2008 until July 2014, culminating in his role as the Head of Biomarkers of the Hematologic Disease Area Stronghold, where he led translational efforts for Sylvant® and Imbruvica® through clinical development. Subsequently, he served as the Head of Translational Medicine of Oncology at Medimmune, LLC, the biologics division of AstraZeneca Pharmaceuticals LP, from July 2014 until July 2015, before transitioning to executive discovery roles in biotechnology. He has extensive drug development and leadership experience ranging from early drug discovery through translational clinical sciences, including multiple drug registrations. Dr. Hall has extensively published in the areas of TME and translational sciences, and holds multiple patents for drug pharmacology and discovery. He was also a tenure-track Assistant Professor at Ohio State University where his laboratory focused on the development of human TME-aligned models to better translate preclinical data into the clinic and discover novel biomarkers. Prior to Dr. Hall’s career in life sciences, he served in the United States Air Force and worked as an investment banker. Dr. Hall received his B.S. in biochemistry from Ohio State University, his Ph.D. in immunology and cancer biology from West Virginia University and completed his post-doctoral fellowship in cancer cell epigenetics at St. Jude Children’s Research Hospital.
Directors
Benjamin J. Zeskind.   Dr. Zeskind’s business background information is set forth under “Executive Officers” above.
Robert J. Carpenter.   Mr. Carpenter has served on our board of directors since May 2009. Mr. Carpenter also currently serves as the Chairman of Hydra Biosciences, Inc., or Hydra Biosciences, a privately held clinical-stage biopharmaceutical company. From 1992 until 2015, he served as the Chief Executive Officer of Boston Medical Investors, Inc., a venture capital firm. Mr. Carpenter has founded and served in executive management and board roles at numerous biotechnology companies, including Olaris Inc., Integrated Genetics and GelTex Pharmaceuticals, both of which merged with Genzyme Corporation, and VacTex Corp., which was acquired by Aquila Biopharmaceuticals, Inc. Mr. Carpenter received his B.S. in engineering from the U.S. Military Academy at West Point, his M.S. in computer science from Stanford University and his M.B.A. from Harvard Business School. We believe that Mr. Carpenter is qualified to serve on our board of directors due to his extensive leadership skills and experience in the healthcare and biotechnology industries.
Peter Feinberg.   Mr. Feinberg has served on our board of directors since January 2021. Mr. Feinberg also currently serves as Partner and was a Founding Member of Boxcar Partners, a venture capital investment firm with a focus on biotechnology investing, and Founder of Sporos Bioventures, Inc. In addition, he currently serves as Co-Founder of BridgeBio Pharma, Inc., a publicly traded biotechnology company focusing on genetic diseases, Boxcar PMJ LP and Emerging Security Solutions. He has more than three decades of experience in the financial services industry at Oppenheimer & Co. Inc. where he served as a Managing Director. Mr. Feinberg received his B.S. in finance from Whittier College. We believe that Mr. Feinberg is qualified to serve on our board of directors due to his extensive leadership skills and experience in the financial and biotechnology industries.
Laurie B. Keating.   Ms. Keating has served on our board of directors since March 2021. Ms. Keating also currently serves as the Executive Vice President, Chief Legal Officer and Secretary of Alnylam Pharmaceuticals, Inc., since March 2019, and also served as its Senior Vice President, General Counsel and Secretary from September 2014 until March 2019. From September 2004 until January 2014, she served as the Senior Vice President, General Counsel and Secretary of Millennium Pharmaceuticals, Inc., a wholly owned oncology-focused subsidiary of Takeda Pharmaceutical Company Limited since 2008, and was the founding Chief Executive Officer and a member of the board of directors of Hydra Biosciences. Ms. Keating earned her A.B. in economics from the University of California, Berkeley and her J.D. from the University of California, Hastings College of the Law. We believe that Ms. Keating is qualified to serve on our board of directors due to her extensive leadership skills and experience in the biotechnology industry.

Andrew Phillips, Ph.D.   Dr. Phillips has served on our board of directors since December 2020. Dr. Phillips also currently serves as a Managing Director at Cormorant Asset Management, LP, and serves as a member of the board of directors of BiVacor, Inc., Elevation Oncology, Inc. and Enliven Therapeutics, Inc. Prior to joining us, he served in various roles, including President, Chief Executive Officer and Chief Scientific Officer of C4 Therapeutics, Inc., from January 2016 until March 2020. Prior to that, Dr. Phillips served as the Senior Director of the Center for the Development of Therapeutics at the Broad Institute of MIT and Harvard. Earlier in his career, he was a Full Professor of chemistry at Yale University and an Assistant, Associate and Full Professor of chemistry and biochemistry at the University of Colorado. Dr. Phillips received his B.Sc., with honors, and his Ph.D. in biochemistry and chemistry from the University of Canterbury in Christchurch, New Zealand. We believe that Dr. Phillips is qualified to serve on our board of directors due to his extensive leadership skills and experience in the pharmaceutical industry.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Composition of our Board of Directors
Our board of directors currently consists of five directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors on our board of directors will be fixed from time to time by resolution of the board of directors and that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Dr. Phillips will resign as a director immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus forms a part.
When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:
•
the Class I directors will be       , and their terms will expire at the annual meeting of stockholders to be held in 2022;

•
the Class II directors will be       , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•
the Class III directors will be       , and their terms will expire at the annual meeting of stockholders to be held in 2024.

Director Independence
Our board of directors has determined that, of our directors,       ,       ,        and       do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the Nasdaq Stock Market LLC, or the Nasdaq rules. There are no family relationships among any of our directors or executive officers.
Board Leadership Structure
Our board of directors is currently chaired by       . Our corporate governance guidelines will provide that, if the chairman of the board is a member of management or does not otherwise qualify as independent, the independent directors of the board may elect a lead director. The lead director’s responsibilities would include, but would not be not limited to: presiding over all meetings of the board of directors at which the chairman is not present, including any executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors and the chief executive officer and chairman of the board. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.
Role of the Board in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.
Board Committees
Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors. Upon our listing on the Nasdaq Global Market, each committee’s charter will be available under the Corporate Governance section of our website at www.immuneering.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.
Audit Committee
The audit committee’s responsibilities include:
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appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•
overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

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reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

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coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

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discussing our risk management policies;

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meeting independently with our internal auditing staff, if any, registered public accounting firm and management;

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reviewing and approving or ratifying any related person transactions; and

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preparing the audit committee report required by SEC rules.

The members of our audit committee are       ,       and       .       serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable Nasdaq rules. Our board of directors has determined that       and       meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq rules. Our board of directors

has determined that       is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules.
Compensation Committee
The compensation committee’s responsibilities include:
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reviewing and approving, or recommending for approval by the board of directors, the compensation of our Chief Executive Officer and our other executive officers;

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overseeing and administering our cash and equity incentive plans;

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reviewing and making recommendations to our board of directors with respect to director compensation;

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reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

•
preparing the annual compensation committee report required by SEC rules, to the extent required.

The members of our compensation committee are       ,        and       .       serves as the chairperson of the committee. Our board of directors has determined that each of       ,       and       is independent under the applicable Nasdaq rules, including the Nasdaq rules specific to membership on the compensation committee, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee’s responsibilities include:
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identifying individuals qualified to become board members;

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recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

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developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to our corporate governance guidelines from time to time; and

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overseeing a periodic evaluation of our board of directors.

The members of our nominating and corporate governance committee are       ,       and       .       serves as the chairperson of the committee. Our board of directors has determined that       ,       and       are independent under the applicable Nasdaq rules.
Compensation Committee Interlocks and Insider Participation
No member of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the last completed fiscal year.

Code of Ethics and Code of Conduct
We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon our listing on the Nasdaq Global Market, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.immuneering.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” (as defined in the JOBS Act), we are not required to include a Compensation Discussion and Analysis and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
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Ben Zeskind, Ph.D., Chief Executive Officer;

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Brett Hall, Ph.D., Chief Scientific Officer; and

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Scott Barrett, M.D., Chief Medical Officer.

2020 Summary Compensation Table
The following table sets forth information concerning the compensation awarded to, earned by and paid to our named executive officers with respect to the year ended December 31, 2020.
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)	Total
Ben Zeskind, Ph.D. Chief Executive Officer	2020	292,550	500,000	13,495(3)	806,045
Brett Hall, Ph.D. Chief Scientific Officer	2020	615,000	160,000	200	775,200
Scott Barrett, M.D. Chief Medical Officer	2020	504,000	200,000(2)	11,400(4)	715,400

(1)
The amounts reported represent discretionary annual bonuses paid in recognition of 2020 performance. Refer to the section titled “2020 Bonuses” below for additional information.

(2)
Dr. Barrett’s aggregate bonus award for 2020 consists of (i) a discretionary bonus of $50,000, and (ii) a signing bonus of $180,000, of which $150,000 was paid out in 2020. Dr. Barrett’s signing bonus was paid in $15,000 monthly increments, beginning in November 2019 and ending in October 2020, subject to his continued service with the Company.

(3)
The amount reported includes employer contributions under the Company’s 401(k) plan and a Company paid cell phone.

(4)
The amount reported includes employer contributions under the Company’s 401(k) plan.

Narrative to Summary Compensation Table
2020 Salaries
The named executive officers receive a base salary to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Effective July 1, 2020, following its annual review, the Board increased Dr. Hall’s base salary from $600,000 to $630,000. Drs. Zeskind and Barrett did not receive increases in their annual base salaries for 2020.
2020 Bonuses
For 2020, we offered our named executive officers the opportunity to earn discretionary cash bonuses based on performance. In December 2020, the Board evaluated the Company’s and the named executive officers’ 2020 performance and, in recognition of the Company’s and each named executive officer’s 2020 performance, elected to pay the cash bonuses set forth above in the 2020 Summary Compensation Table.
Pursuant to the terms of his employment agreement, Dr. Barrett was also entitled to a signing bonus in the amount of $180,000 in connection with the commencement of his employment in November 2019, payable in twelve monthly installments of $15,000 from November 2019 until October 2020, subject to his continued employment.

Equity Compensation
We have historically granted stock options to our employees, including our named executive officers, under the 2015 Plan as the long-term incentive component of our compensation program. Our stock options generally allow employees to purchase shares of our Class A common stock at a price per share equal to the fair market value of our Class A common stock on the date of grant. During 2020, the Board of Directors modified an outstanding option award of Dr. Hall to convert such option award to an incentive stock option award. There was no incremental fair value associated with this modification under ASC 718. Please see the table titled “Outstanding Equity Awards at 2020 Fiscal Year-End” below for information regarding outstanding stock option awards held by our named executive officers as of December 31, 2020.
In connection with this offering, we intend to adopt a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of the Company and certain of its affiliates to enable the Company and certain of its affiliates to obtain and retain services of these individuals, which we consider to be essential to our long-term success. Following the effective date of the 2021 Plan, we do not intend to make any further grants under the 2015 Plan. However, the 2015 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. For additional information about the 2021 Plan, please see the section titled “Incentive Compensation Plans” below.
Other Elements of Compensation
Retirement Plans
We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. For 2020, we matched contributions made by participants in the 401(k) plan up to four percent of the employees' eligible compensation. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Health and Welfare Plans
All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans on the same terms.
Executive Compensation Arrangements
Drs. Hall and Barrett are each party to an employment or letter agreement with us that sets forth the terms and conditions of their employment. Our named executive officers have entered agreements with restrictive covenants relating to non-competition and non-solicitation of customers and employees during employment and for one year following a termination of employment. We expect to enter into new employment agreements with the named executive officers that will supersede their existing agreements effective upon the effectiveness of the registration statement relating to this offering. The terms of these new agreements are not yet known.
Outstanding Equity Awards at 2020 Fiscal Year-End
The following table summarizes the number of shares of Class A common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.

Name	Vesting Start Date	Option Awards
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ben Zeskind, Ph.D.	9/20/2019	150,000(1)	—	4.21	12/15/2029
Brett Hall, Ph.D.	11/1/2019	39,000(2)	105,000(2)	4.21	12/15/2029
	5/5/2018	41,979(2)	23,021(2)	4.21	2/24/2029
Scott Barrett, M.D.	11/11/2019	37,673(2)	101,427(2)	4.21	12/15/2029

(1)
The options may be early exercised in full for restricted stock as of the date of the grant. The amounts reported as exercisable or unexercisable represent the number of shares as to which the options are vested or unvested, respectively. 100% of the underlying shares vest on the first anniversary of the vesting start date indicated.

(2)
The options may be early exercised in full for restricted stock as of the date of grant. The amounts reported as exercisable or unexercisable represent the number of shares as to which the options are vested or unvested, respectively. The options vest as to 25% of the underlying shares on the first anniversary of the vesting start date indicated and in equal monthly installments over the following three years, subject to continued employment through each applicable vesting date. In the event of a change in control of the Company, 50% of the remaining unvested shares subject to the option will become vested and exercisable upon such change in control.

2020 Director Compensation
We did not pay our directors any compensation for serving on the Board during 2020. We intend to approve and implement a compensation program for our non-employee directors that will become effective on the effectiveness of the registration statement for this offering. The terms of the program have not yet been determined.
Incentive Compensation Plans
The following summarizes the expected material terms of 2021 Incentive Award Plan, or the 2021 Plan, and the 2021 Employee Stock Purchase Plan, which will be the long-term incentive compensation plans in which our directors and employees, including the named executive officers, are eligible to participate following the consummation of this offering, and the 2015 Plan, under which we have previously made periodic grants of equity and equity-based awards to our directors and named executive officers.
2021 Incentive Award Plan
Effective the day prior to the first public trading date of our Class A common stock, we intend to adopt and ask our stockholders to approve the 2021 Plan, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, retain and motivate the persons who make important contributions to the Company. The expected material terms of the 2021 Plan are summarized below.
Eligibility and Administration
Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2021 Plan. The 2021 Plan will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2021 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2021 Plan, to interpret the 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2021 Plan as it deems advisable. The plan administrator will also have the authority to grant awards, determine which eligible service providers receive awards and set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2021 Plan. We expect that the compensation committee will be the initial administrator of the 2021 Plan.

Shares Available for Awards
An aggregate of       shares of our Class A common stock will initially be available for issuance under the 2021 Plan. The number of shares initially available for issuance will be increased annually on January 1 of each calendar year beginning in 2022 and ending in and including 2031, equal to the lesser of (A)    % of the shares of Class A common stock outstanding on the final day of the immediately preceding calendar year and (B) a smaller number of shares determined by our board of directors. No more than       shares of Class A common stock may be issued under the 2021 Plan upon the exercise of incentive stock options. Shares issued under the 2021 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.
If an award under the 2021 Plan or the 2015 Plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2021 Plan. In addition, any shares delivered to the Company by a participant to satisfy the applicable exercise or purchase price of an award granted under the 2021 Plan or the 2015 Plan or to satisfy any applicable tax withholding obligation of an award granted under the 2021 Plan or the 2015 Plan will, as applicable, become or again be available for award grants under the 2021 Plan. Awards granted under the 2021 Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2021 Plan, but may count against the maximum number of shares that may be issued upon the exercise of incentive stock options, or ISOs.
Awards
The 2021 Plan provides for the grant of stock options, including ISOs, and nonqualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, dividend equivalents, restricted stock units, or RSUs, and other stock or cash-based awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.
•
Stock Options and SARs. Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•
Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A common stock prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.

•
Other Stock or Cash-Based Awards. Other stock or cash-based awards are awards of cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock or other property. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria
The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2021 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company's performance or the performance of a subsidiary, division, business segment or business unit of the Company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.
Certain Transactions
In connection with certain corporate transactions and events affecting our Class A common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2021 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 Plan and replacing or terminating awards under the 2021 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to awards outstanding under the 2021 Plan as it deems appropriate to reflect the transaction.
Provisions of the 2021 Plan Relating to Director Compensation.
The 2021 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2021 Plan’s limitations. Prior to commencing this offering, we intend to approve and implement a compensation program for our non-employee directors. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it deems relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value of any equity awards granted under the 2021 Plan as compensation for services as a non-employee director during any fiscal year may not exceed $      in the fiscal year of the non-employee director’s initial service and $      in any other fiscal year. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, subject to the limitations in the 2021 Plan.
Plan Amendment and Termination
Our board of directors may amend or terminate the 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 Plan, may materially and adversely affect an award outstanding under the 2021 Plan without the consent of the affected participant and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws or the rules of the applicable stock exchange on which the common stock is then traded. Further, the plan administrator may, without the approval of our stockholders, amend any outstanding stock option or SAR to reduce its price per share, including in the context of corporate transactions or equity restructurings, as described above. The 2021 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors. No awards may be granted under the 2021 Plan after its termination.
Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments
The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our Class A common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.
2021 Employee Stock Purchase Plan
Effective the day prior to the first public trading date of our Class A common stock, we intend to adopt and ask our stockholders to approve the 2021 Employee Stock Purchase Plan, or the 2021 ESPP, the expected material terms of which are summarized below.
Shares Available for Awards; Administration
A total of       shares of our Class A common stock will initially be reserved for issuance under the 2021 ESPP. In addition, the number of shares available for issuance under the 2021 ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (A)    % of the shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than       shares of our Class A common stock may be issued under the 2021 ESPP. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the 2021 ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the 2021 ESPP.

Eligibility
All of our employees will be eligible to participate in the 2021 ESPP. However, an employee may not be granted rights to purchase stock under our 2021 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our stock.
Grant of Rights
The 2021 ESPP is intended to qualify under Section 423 of the Code and stock will be offered under the 2021 ESPP during offering periods. The length of the offering periods under the 2021 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the 2021 ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.
The 2021 ESPP permits participants to purchase Class A common stock through payroll deductions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the 2021 ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our Class A common stock as of the first day of the offering period).
On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our Class A common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our Class A common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2021 ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Class A common stock. Participation ends automatically upon a participant’s termination of employment.
A participant may not transfer rights granted under the 2021 ESPP other than by will or the laws of descent and distribution, and such rights are exercisable only by the participant.
Certain Transactions
In the event of certain non-reciprocal transactions or events affecting our Class A common stock, the plan administrator will make equitable adjustments to the 2021 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.
Plan Amendment
The plan administrator may amend, suspend or terminate the 2021 ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2021 ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the 2021 ESPP or changes the 2021 ESPP in any manner that would cause the 2021 ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

2015 Long Term Incentive Plan
Our board of directors and stockholders have approved the 2015 Plan, under which we may grant stock options and restricted stock to employees, directors and consultants of the Company or its subsidiaries. We have reserved a total of 819,768 shares of our Class A common stock for issuance under the 2015 Plan.
Following the effectiveness of the 2021 Plan, we will not make any further grants under the 2015 Plan. However, the 2015 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. Shares of our Class A common stock subject to awards granted under the 2015 Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2021 Plan are not issued under the 2015 Plan will be available for issuance under the 2021 Plan. As of       , a total of       shares of our Class A common stock were subject to outstanding stock options issued under the 2015 Plan and no other awards were outstanding under the 2015 Plan.
Administration
Our board of directors or a committee thereof is authorized to administer the 2015 Plan. Subject to the express terms and conditions of the 2015 Plan, the plan administrator has the authority to make all determinations and interpretations under the plan, establish, amend, suspend or waive rules and regulations used to administer the 2015 Plan and make any other determination and take any other action that the administrator deems necessary or desirable to administer the 2015 Plan.
Certain Transactions
The plan administrator has broad discretion to adjust the provisions of the 2015 Plan and the terms and conditions of existing and future awards, in the event of a change in control or certain transactions and events affecting our Class A common stock, such as a reorganization, merger, consolidation, combination, exchange, recapitalization, or other relevant change in capitalization of the Company. Specifically, in the event of the transactions mentioned above, the administrator may remove applicable forfeiture restrictions on any award, accelerate the time of exercisability, provide for a cash payment in consideration for the cancellation of awards, cancel awards that are unexercisable or remain subject to a restricted period on the date of a change in control, or make such adjustment to awards then outstanding as the administrator deems appropriate.
Amendment and Termination
Our board of directors may amend the 2015 Plan at any time and from time to time; provided that no amendment may materially and adversely affect the rights of any participant without the consent of the affected participant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following includes a summary of transactions since January 1, 2018 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock, or 5% security holders, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.
Related Party Agreements in Effect Prior to this Offering
Series A Convertible Preferred Stock
From September 2019 to January 2020, we issued and sold to investors in a private placement an aggregate of 2,495,933 shares of Series A Preferred Stock at a purchase price of $8.5514 per share, for aggregate consideration of approximately $20.0 million.
The following table sets forth the aggregate number of Series A Preferred Stock acquired by certain beneficial owners of more than 5% of our capital stock, executive officers and entities affiliated with certain of our directors in the financing transactions described above.
Participants(1)	Series A Preferred Stock	Aggregate Purchase Price (in thousands)
Merrin Investors LLC	409,289	$3,500
Robert J. Carpenter	67,561	$512
Benjamin J. Zeskind, Ph.D.	29,234	$250
Brett Hall, Ph.D.	1,169	$10
Scott Barrett, M.D.	2,338	$20
Entities affiliated with Peter Feinberg(2)	213,215	$1,584

(1)
Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”

(2)
Consists of 66,078 shares of Series A Preferred Stock purchased by PEF LLC, 36,759 shares of Series A Preferred Stock purchased by Feinberg Investment Trust LLC, 73,519 shares of Series A Preferred Stock purchased by PF Associates L.P., 36,759 shares of Series A Preferred Stock purchased by S4K Investments LLC and 100 shares of Series A Preferred Stock purchased by Boxcar PMJ, LLC.

Series B Convertible Preferred Stock
On December 31, 2020, we issued and sold to investors in a private placement an aggregate of 3,619,292 shares of Series B Preferred Stock at a purchase price of $10.2782 per share, for an aggregate consideration of approximately $37.2 million. In addition, in April and May 2021, we issued and sold to investors in a private placement an additional 2,412,853 shares of Series B Preferred Stock at a purchase price of $10.2782 per share, for an aggregate consideration of approximately $24.8 million.
The following table sets forth the aggregate number of Series B Preferred Stock acquired by certain beneficial owners of more than 5% of our capital stock, executive officers and entities affiliated with certain of our directors in the financing transactions described above.

Participants(1)	Series B Preferred Stock	Aggregate Purchase Price (in thousands)
Merrin Investors LLC	291,878	$3,000
Entities affiliated with Cormorant Asset Management, LP(2)	1,216,163	$12,500
Entities affiliated with T. Rowe Price Associates, Inc.(3)	778,345	$8,000
Entities affiliated with Rock Springs Capital LP(4)	778,345	$8,000
Citadel Multi-Strategy Equities Master Fund Ltd.	1,216,165	$12,500
Benjamin J. Zeskind, Ph.D.	5,837	$60
Robert J. Carpenter	87,563	$900
Brett Hall, Ph.D.	2,431	$25
Scott Barrett, M.D.	1,945	$20
Biren Amin	1,945	$20
Entities affiliated with Peter Feinberg(5)	87,560	$900

(1)
Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”

(2)
Consists of 927,495 shares of Series B Preferred Stock purchased by Cormorant Private Healthcare Fund III, LP, 276,920 shares of Series B Preferred Stock purchased by Cormorant Global Healthcare Master Fund, LP, and 11,748 shares of Series B Preferred Stock purchased by CRMA SPV, LP.

(3)
Consists of 696,164 shares of Series B Preferred Stock purchased by T. Rowe Price Health Sciences Fund, Inc., 50,975 shares of Series B Preferred Stock purchased by TD Mutual Funds—TD Health Sciences Fund, and 31,206 shares of Series B Preferred Stock purchased by T. Rowe Price Health Sciences Portfolio.

(4)
Consists of 632,405 shares of Series B Preferred Stock purchased by Rock Springs Capital Master Fund LP, and 145,940 shares of Series B Preferred Stock purchased by Four Pines Master Fund LP.

(5)
Consists of 21,890 shares of Series B Preferred Stock purchased by PF Associates L.P., 21,890 shares of Series B Preferred Stock purchased by PEF LLC, 21,890 shares of Series B Preferred Stock purchased by Feinberg Investment Trust LLC and 21,890 shares of Series B Preferred Stock purchased by S4K Investments LLC.

Management and Other Agreements
Brett Hall, our Chief Scientific Officer, is Founder, President and Chairman of the board of directors of Bioarkive, a CRO that provides contract services to us. Our research and development expenses include the cost of services provided by the CRO to us, and amounted to $2.7 million and $0.4 million for the years ended December 31, 2020 and 2019, respectively. Of this amount, $0.3 million and $0.1 million was owed to the CRO at December 31, 2020 and 2019, respectively, and is included in accounts payable or accrued contract research expenses in our consolidated financial statements included elsewhere in this prospectus.
Amended and Restated Investors’ Rights Agreement
In connection with the issuance of our Series B Preferred Stock on December 21, 2020, we entered into an Amended and Restated Investors’ Rights Agreement, or the IRA, with certain holders of our preferred stock, many which are beneficial holders of more than 5% of our capital stock or are entities with which certain of our directors are affiliated. The IRA imposes certain affirmative obligations on us and also grants certain rights to holders, including certain registration rights with respect to the securities held by them, certain information and observer rights, and certain additional rights. Certain provisions of the IRA will terminate in connection with this offering. See “Description of Capital Stock—Registration Rights” for additional information.
Amended and Restated Voting Agreement
In connection with the issuance of our Series B Preferred Stock on December 21, 2020, we entered into an Amended and Restated Voting Agreement, or the Voting Agreement, which, among other things, provides the terms for the voting of shares with respect to the constituency of our board of directors. Pursuant to the terms of the Voting Agreement, the following directors were elected to serve as members of our board of directors, and, as of the date of this prospectus, continue to so serve: Benjamin J. Zeskind, Andrew Phillips and Robert J. Carpenter. Dr. Zeskind was selected to serve on our board of directors as our Chief Executive Officer, Mr. Phillips were selected to serve on our board of directors as designated by the Cormorant Private Healthcare Fund III, LP, Cormorant Global Healthcare Master Fund, LP and CRMA SPV, LP, collectively referred to as Cormorant, and Mr. Carpenter was elected to serve on our board of directors by the holders of a majority of the then-outstanding shares of our common stock. Dr. Zeskind and Messrs. Phillips and Carpenter are joined on our board of directors by Peter Feinberg and Laurie B. Keating and, together with the aforementioned directors, possess relevant industry experience and are acceptable to a majority of the holders as parties to the Voting Agreement.
The Voting Agreement, including its provisions concerning the rights of certain of the holders to designate directors, will terminate automatically upon the consummation of this offering.
Amended and Restated Right of First Refusal and Co-Sale Agreement
In connection with the issuance of our Series B Preferred Stock on December 21, 2020, we entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement, or the ROFR and Co-Sale Agreement, with certain of our preferred stockholders, many of which are beneficial holders of more than 5% of our capital stock or are entities with which certain of our directors are affiliated. The ROFR and Co-Sale Agreement, among other things: (a) grants our investors certain rights of first refusal and co-sale with respect to proposed transfers of our securities by certain preferred stockholders; and (b) grants us certain rights of first refusal with respect to proposed transfers of our securities by certain preferred stockholders.
The ROFR and Co-Sale Agreement will automatically terminate immediately prior to the completion of this offering.
Employment Agreements
We have entered into employment agreements or consulting agreements with each of our executive officers. See “Executive and Director Compensation—Executive Compensation Arrangements.”
Director and Officer Indemnification and Insurance
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Policies and Procedures for Related Person Transactions
Our board of directors has adopted a written related person transaction policy, to be effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information as of                 , 2021 with respect to the beneficial ownership of our Class A common stock by:
•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of Class A common stock;

•
each of our named executive officers;

•
each of our directors; and

•
all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined in accordance with the rules issued by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any community property laws.
Percentage ownership of our Class A common stock before this offering is based on                 shares of Class A common stock outstanding as of                 , 2021. Percentage ownership of our common stock after this offering is based on                 shares of Class A common stock as of December 31, 2020, after giving effect to our issuance of shares of our common stock in this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Class A common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of December 31, 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 245 Main Street, Second Floor Cambridge, Massachusetts 02142.
Name of Beneficial Owner	Class A Common Stock Beneficially Owned Prior to Offering		Class A Common Stock Beneficially Owned After Offering
	Number	Percentage	Number	Percentage
5% or Greater Stockholders
Citadel Multi-Strategy Equities Master Fund Ltd.(1)
Entities affiliated with Cormorant(2)
Merrin Investors LLC(3)
Entities affiliated with Rock Springs Capital LP(4)
Entities affiliated with T. Rowe Price Associates, Inc.(5)
Named Executive Officers and Directors
Benjamin J. Zeskind, Ph.D.(6)
Scott Barrett, M.D.
Brett Hall, Ph.D.
Robert J. Carpenter
Peter Feinberg(7)

Name of Beneficial Owner	Class A Common Stock Beneficially Owned Prior to Offering		Class A Common Stock Beneficially Owned After Offering
	Number	Percentage	Number	Percentage
Laurie B. Keating
Andrew Phillips, Ph.D.
All current executive officers and directors as a group (8 persons)

*
Represents beneficial ownership of less than 1%.

(1)
(2)
(3)
(4)
(5)
(6)
(7)

DESCRIPTION OF CAPITAL STOCK
General
At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:
•
shares of Class A common stock, $0.001 par value per share;

•
shares of Class B common stock, $0.001 par value per share; and

•
shares of preferred stock, $0.001 par value per share.

We are selling        shares of Class A common stock in this offering (        shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable.
The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock.
Common Stock
Class A Common Stock
The holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our Class A common stock do not have any cumulative voting rights. Holders of our Class A common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our Class A common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.
In the event of our liquidation, dissolution or winding up, holders of our Class A common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
Class B Common Stock
The Class B common stock is identical to our Class A common stock in all respects, except that the holders of our Class B common stock will not be entitled to vote on shareholder matters as required by law. In addition, holders of our Class B common stock will have the right to convert each such Class B common stock into one Class A common stock at the holder’s election, unless, as a result of such conversion, the holder and its affiliates would own more than 9.9% of the combined voting power of our outstanding share capital, and subject to certain additional restrictions as more particularly described in our amended and restated certificate of incorporation. Shares of Class B common stock, once converted to shares of Class A common stock, may not be converted back into shares of Class B common stock.

Preferred Stock
Upon the closing of this offering, (i) all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock will be converted into shares of our Class A common stock, subject to certain beneficial ownership limitations, and (ii) all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock will automatically be cancelled.
Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to        shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Class A common stock. The issuance of our preferred stock could adversely affect the voting power of holders of Class A common stock and the likelihood that such holders will receive payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Registration Rights
Under the IRA, following the consummation of this offering, certain holders of our common stock will be entitled to certain rights with respect to the registration of such shares for public resale under the Securities Act, until the rights otherwise terminate pursuant to the terms of the IRA. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.
Form S-1 Registration Rights
Pursuant to the IRA, certain holders of common stock are entitled to certain demand registration rights, including to demand registration of their registrable securities on a registration statement on Form S-1 at any time after the earlier of (i) five years after the date of the IRA, or (ii) 180 days following the completion of this offering. The holders holding more than a majority of the registrable securities have the right to require us to file a registration statement on Form S-1 under the Securities Act in order to register the resale of their shares of common stock; provided, that no such registration is required to be made (i) during the period that is 60 days before the Company’s good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration, (ii) at such time as we have effected one registration statement, or (iii) if the holders who initiated the registration request propose to dispose of shares of registrable securities that may be immediately registered on Form S-3 pursuant to a request under the IRA. We may, in certain circumstances, defer such registrations, and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations.
Piggyback Registration Rights
If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.
Form S-3 Registration Rights
After we are qualified for registration on Form S-3, the holders, as holders of registrable securities, may make a written request that we register the offer and sale of their shares on a Form S-3 registration statement; provided, that no such registration is required to be made (i) during the period that is 30 days before the Company’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, or (ii) at such time as we have effected two such registrations in the last 12 months. We may, in certain circumstances, defer such registrations, and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations.
Expenses and Indemnification
Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders and blue sky fees and expenses. Additionally, we have agreed to indemnify selling stockholders for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.
Termination of Registration Rights
The registration rights terminate upon the earliest of: (i) such date after the completion of this offering on which all shares of registrable securities may be sold during any three (3) month period pursuant to Rule 144 of the Securities Act, (ii) the first anniversary of the completion of this offering, or (iii) the occurrence of a deemed liquidation event.
Choice of Forum
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; (iii) any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware, or a Foreign Action, in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Dividends
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We have never paid dividends on our capital stock and we do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.”
Anti-Takeover Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.”
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. In all other cases and at any other time, directors may only be removed from our board of directors for cause by the affirmative vote of a majority of the shares entitled to vote. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.
Stockholder Action; Special Meeting of Stockholders
Our amended and restated certificate of incorporation will provide that our stockholders will not be able to take action by written consent for any matter and may only take action at annual or special meetings. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws, unless previously approved by our board of directors. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer, our president or another officer selected by a majority of our board of directors, thus limiting the ability of a stockholder to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of the holders of a majority in voting power of the shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Upon consummation of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders a majority of the votes which all our stockholders would be eligible to cast in an election of directors.
Section 203 of the DGCL
We are subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL, along with the right to have expenses incurred in defending proceedings paid in advance of their final disposition. Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification and advancement provisions contained under our amended and restated bylaws and provided under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders to recover monetary damages against a director for breach of fiduciary duties as a director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Immuneering Corporation. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such mergers or consolidations will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, subject to certain limitations.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, in certain circumstances. Among other things, either the stockholder bringing any such action must be a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock must have thereafter devolved by operation of law, and such stockholder must continuously hold shares through the resolution of such action.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is                 .
Trading Symbol and Market
We intend to apply to list our Class A common stock on the Nasdaq Global Market under the symbol “IMRX.” We do not intend to list the Class B common stock on any securities exchange.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we have applied to have our Class A common stock listed on the Nasdaq Global Market, we cannot assure you that there will be an active public market for our Class A common stock.
Upon the closing of this offering, we will have outstanding an aggregate of         shares of common stock, assuming the issuance of         shares of Class A common stock offered by us in this offering. Of these shares, all shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
Lock-Up Agreements
We, our officers and directors and holders of substantially all of our Class A common stock and securities convertible into or exchangeable for our Class A common stock will agree that, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC, as representatives of the underwriters, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus:
•
offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly or publicly disclose the intention to make any offer, sale, pledge or disposition of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock; or

•
enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise. Nothing in the lock-up agreements prevents the conversion of Class B common stock into Class A common stock.
The representatives of the underwriters have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the representatives of the underwriters would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our Class A common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.
Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•
1% of the number of shares of our Class A common stock then outstanding; and

•
the average weekly trading volume in our Class A common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Registration Rights
Pursuant to our IRA, beginning six months after the completion of this offering, the holders of up to         shares of our Class A common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock subject to outstanding stock options, RSUs, warrants and Class A common stock issuable, under our equity incentive plans. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.
This discussion is limited to non-U.S. holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the alternative minimum tax, the unearned income Medicare contribution tax, or any state, local or non-U.S. taxes. In addition, it does not address consequences relevant to holders subject to particular rules, including, without limitation:
•
U.S. expatriates and certain former citizens or long-term residents of the United States;

•
persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•
banks, insurance companies, and other financial institutions;

•
brokers, dealers or traders in securities or currencies;

•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes;

•
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•
tax-exempt organizations or governmental organizations;

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persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•
persons for whom our Class A common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•
persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•
qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement; and

•
tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT LEGAL OR TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person,” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions
As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions on our Class A common stock, such distributions of cash or property on our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition of Class A Common Stock.”
Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our Class A common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).
To claim a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaty.
Sale or Other Taxable Disposition of Class A Common Stock
Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•
the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•
the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our Class A common stock constitutes U.S. a real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits, as adjusted for certain items.
A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain realized upon the sale or other taxable disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.
Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
A non-U.S. holder will not be subject to backup withholding with respect to distributions on our Class A common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a U.S. person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification, or otherwise establishes an exemption. However, information returns generally will be filed with the IRS in connection with any distributions made on our Class A common stock to the non-U.S. holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of our Class A common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of our Class A common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid on our Class A common stock, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends paid on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the potential application of FATCA to their investment in our Class A common stock.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:
Name	Number of Shares of Class A Common Stock
Morgan Stanley & Co. LLC
Jefferies LLC
Cowen and Company, LLC
Guggenheim Securities, LLC
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of Class A common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of Class A common stock.
	Per Share	Total
		No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discounts and commissions:
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $      .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We intend to apply to list our Class A common stock on the Nasdaq Global Market under the symbol “IMRX.” We do not intend to list the Class B common stock on any securities exchange.
We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•
file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•
enter into any swap, hedge, option, derivative or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock.

whether any such transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph do not apply to us in certain circumstances, subject to certain limitations and conditions set forth in the underwriting agreement, including:           .
Our directors and officers and the holders of substantially all of our outstanding stock have agreed that, without the prior written consent of the representatives on behalf of the underwriters, they will not, and will not publicly disclose an intention to, during the restricted period: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, or (3) make any demand for or exercise any right with respect to the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock. These restrictions do not apply in certain circumstances, subject to certain limitations and conditions set forth in the lock-up agreements, including:           .
The representatives, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
Canada
The Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
European Economic Area
This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock is not a prospectus for the purposes of the

Prospectus Regulation (as defined below). This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock and any offer if made subsequently is directed only at persons in any Member State of the European Economic Area (the “EEA” and each such member state, a “Member State”) who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation. This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock has been prepared on the basis that any offer of Class A common stock in that Member State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Class A common stock. Accordingly any person making or intending to make an offer in that Relevant State of Class A common stock which is the subject of the offering contemplated in this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither us nor the underwriters have authorized, nor do they authorize, the making of any offer of Class A common stock in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.
In relation to each Member State, no securities which are the subject of the offering contemplated by this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock to the public may be made in that Member State other than:
(a)
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined in the Prospectus Regulation or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be distributed or circulated to any person in the United Kingdom other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock is directed only at relevant persons. Other persons should not act on this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock. This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock is confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of the Class A common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Class A common stock in, from or otherwise involving the United Kingdom.
In relation to the United Kingdom, no securities which are the subject of the offering contemplated by this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock to the public may be made in the United Kingdom other than:
(a)
to any legal entity which is a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”);

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA) in the United Kingdom subject to obtaining the prior consent of the representatives; or

(c)
in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA.
For the purposes of this provision, the expression “offer of shares to the public” in relation to any shares means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares.
Hong Kong
Our Class A common stock has not been and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our Class A common stock have been or will be issued or have been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.
Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase Class A common stock under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli

Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our Class A common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the Class A common stock.
Accordingly, the Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors or QII
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Class A common stock. The Class A common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Class A common stock. The Class A common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been and will not be registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) by the Monetary Authority of Singapore, and the offer of shares of our Class A common stock in Singapore is made primarily pursuant to the exemptions under Section 274 and 275 of the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where shares of our Class A common stock are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:
(a) a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or
(b) a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor, securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired shares of our Class A common stock except:
1. to an Institutional Investor, an Accredited Investor, a Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);
2. where no consideration is or will be given for the transfer;
3. where the transfer is by operation of law;
4. as specified in Section 276(7) of the SFA; or
5. as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Sidley Austin LLP, San Francisco, California has acted as counsel for the underwriters in connection with certain legal matters related to this offering.
EXPERTS
The consolidated financial statements of Immuneering Corporation as of December 31, 2020 and 2019 and for each of the years then ended appearing in this prospectus have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon, and included in this prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.
We also maintain a website at www.immuneering.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Immuneering Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Immuneering Corporation and its subsidiary (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ RSM US LLP
We have served as the Company’s auditor since 2020.
Boston, Massachusetts
May 13, 2021

IMMUNEERING CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2020 and 2019
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$37,090,151	$13,782,175
Accounts receivable	500,110	209,940
Prepaids and other current assets	140,958	71,218
Total current assets	37,731,219	14,063,333
Property and equipment, net	64,363	35,276
Right-of-use asset	613,103	—
Other assets	14,333	—
Total assets	$38,423,018	$14,098,609
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,480,537	$294,948
Accrued expenses	698,992	210,348
Lease liability, current	76,322	—
Total current liabilities	2,255,851	505,296
Long-term liabilities:
Lease liability, noncurrent	544,767	—
Liability for Series A preferred stock	—	3,509,802
Total liabilities	2,800,618	4,015,098
Commitments and contingencies (Note 11)
Convertible preferred stock:
Series B preferred stock, $0.001 par value, 6,032,183 shares authorized, 3,619,292 and 0 shares issued and outstanding at December 31, 2020 and 2019, respectively, net of issuance costs	36,983,910	—
Series A preferred stock, $0.001 par value, 2,495,933 shares authorized, 2,495,933 and 1,966,043 shares issued and outstanding at December 31, 2020 and 2019, respectively, net of issuance costs	21,119,940	16,611,832
Total convertible preferred stock	58,103,850	16,611,832
Stockholders’ deficit:
Class A common stock, $0.001 par value, 15,733,000 shares authorized, 3,535,811 shares issued and outstanding at December 31, 2020 and 2019	3,536	3,536
Class B common stock, $0.001 par value, 6,032,183 shares authorized, 0 shares issued and outstanding at December 31, 2020 and 2019	—	—
Additional paid-in capital	3,252,654	2,165,885
Accumulated deficit	(25,737,640)	(8,697,742)
Total stockholders’ deficit	(22,481,450)	(6,528,321)
Total liabilities, convertible preferred stock and stockholders’ deficit	$38,423,018	$14,098,609
The accompanying notes are an integral part of these consolidated financial statements.

IMMUNEERING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019
	2020	2019
Revenue	$2,311,535	$1,919,709
Cost of revenue	1,280,325	1,222,970
Gross profit	1,031,210	696,739
Operating expenses
Research and development	15,003,786	4,278,862
General and administrative	3,109,978	2,708,891
Total operating expenses	18,113,764	6,987,753
Loss from operations	(17,082,554)	(6,291,014)
Other income (expense)
Interest Income	42,656	57,660
Interest expense	—	(351,302)
Loss on conversion of convertible notes	—	(1,124,792)
Net loss	$(17,039,898)	$(7,709,448)
Net loss per share attributable to common stockholders, basic and diluted	$(4.82)	$(2.18)
Weighted-average common shares outstanding, basic and diluted	3,535,811	3,535,811
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	$(2.78)
Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)	6,127,858
The accompanying notes are an integral part of these consolidated financial statements.

IMMUNEERING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019
	Convertible Preferred Stock					Stockholders’ Deficit
	Series B		Series A		Total Convertible Preferred Stock	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Par Value	Shares	Par Value
Balance at December 31, 2018	—	$—	—	$—	$—	3,535,811	$3,536	—	$—	$830,220	$(988,294)	$(154,538)
Conversion of convertible notes and interest into Series A convertible preferred stock	—	—	785,706	6,718,886	6,718,886	—	—	—	—	—	—	—
Issuance of Series A convertible preferred stock, net of issuance costs	—	—	1,180,337	9,892,946	9,892,946	—	—	—	—	—	—	—
Issuance of common stock warrants pursuant to advisory agreements	—	—	—	—	—	—	—	—	—	739,034	—	739,034
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	596,631	—	596,631
Net loss	—	—	—	—	—	—	—	—	—	—	(7,709,448)	(7,709,448)
Balance at December 31, 2019	—	—	1,966,043	16,611,832	16,611,832	3,535,811	3,536	—	—	2,165,885	(8,697,742)	(6,528,321)
Issuance of Series A convertible preferred stock, net of issuance costs	—	—	529,890	4,508,108	4,508,108	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs	3,619,292	36,983,910	—	—	36,983,910	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	1,086,769	—	1,086,769
Net loss	—	—	—	—	—	—	—	—	—	—	(17,039,898)	(17,039,898)
Balance at December 31, 2020	3,619,292	$36,983,910	2,495,933	$21,119,940	$58,103,850	3,535,811	$3,536	—	$—	$3,252,654	$(25,737,640)	$(22,481,450)
The accompanying notes are an integral part of these consolidated financial statements.

IMMUNEERING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019
	2020	2019
Cash flows from operating activities:
Net loss	$(17,039,898)	$(7,709,448)
Adjustment to reconcile to net loss to net cash used in operating activities:
Depreciation	24,328	18,079
Right-of-use asset amortization	54,977	—
Non-cash interest expense	—	351,302
Stock based compensation expense	1,086,769	596,631
Non-cash warrant expense	—	739,034
Loss on conversion of notes	—	1,124,792
Change in assets and liabilities:
(Increase) decrease in:
Accounts receivable	(290,170)	614,105
Prepaid expenses and other current assets	(69,740)	(20,466)
Other assets	(14,333)	—
Increase (decrease) in:
Accounts payable	1,185,589	270,496
Accrued expenses	488,644	37,990
Lease liability	(46,991)	—
Deferred revenue	—	(465,000)
Net cash used in operating activities	(14,620,825)	(4,442,485)
Cash flows from investing activities:
Purchase of property and equipment	(53,415)	(20,526)
Net cash used in investing activities	(53,415)	(20,526)
Cash flows from financing activities:
Proceeds from the issuance of Series A preferred stock, net of issuance costs	998,306	13,402,748
Proceeds from the issuance of Series B preferred stock, net of issuance costs	36,983,910	—
Proceeds from issuance of convertible notes payable	—	3,825,000
Payment of debt issuance costs	—	(56,242)
Net cash provided by financing activities	37,982,216	17,171,506
Net increase in cash and cash equivalents	23,307,976	12,708,495
Cash and cash equivalents at beginning of period	13,782,175	1,073,680
Cash and cash equivalents at end of period	$37,090,151	$13,782,175
Supplemental disclosures of noncash information:
Conversion of convertible notes and interest into Series A preferred stock	$—	$6,718,886
Reclassification of liability for Series A preferred stock	$3,509,802	$—
The accompanying notes are an integral part of these consolidated financial statements.

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements
Note 1 — Organization and Nature of Business
Immuneering Corporation, a Delaware corporation, (“Immuneering” or the “Company”) was incorporated in 2008. The Company leverages bioinformatics to develop new medicines unlikely to be found by traditional drug discovery methods. The Company’s current pipeline of drug candidates is focused on treating aspects of disease that have eluded conventional approaches. Utilizing its proprietary Disease Cancelling Technology, the Company’s objective is to discover and develop medicines that reverse a disease signal across many relevant genes. Concurrent with its internal programs, the Company provides computational biology services to pharmaceutical and biotechnology companies. On October 30, 2019, Immuneering formed a wholly owned subsidiary, Immuneering Securities Corporation (“ISC”), a Massachusetts securities corporation, for the sole purpose of buying, selling and holding securities on the Company’s behalf. Immuneering and ISC are collectively referred to as “the Company” throughout these consolidated financial statements.
Since inception, the Company has devoted substantially all of its efforts to business planning, service revenue generation, research and development, recruiting management and technical staff, and raising capital. The Company has financed its operations through service revenues, the issuance of convertible debt and the sale of convertible preferred stock and common stock.
The Company is subject to risks associated with any biotechnology company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development program will be successful, that products developed will obtain necessary regulatory approval, and that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees, advisors, and consultants.
The Company has funded its operations primarily with proceeds from the sale of its capital stock and convertible notes. The Company has incurred recurring losses over the past several years and as of December 31, 2020, the Company had an accumulated deficit of $25,737,640. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances that additional funding will be available on terms acceptable to the Company, or at all. Management estimates that its cash and cash equivalents of $37,090,151 as of December 31, 2020, along with the gross proceeds of $24,799,786 from the issuance of shares in the second tranche of Series B Preferred in April and May 2021 (Note 6) will enable it to meet our current operating plans for at least the next twelve months after the date that the financial statements were issued.
Note 2  — Summary of Significant Accounting Policies
Basis of Presentation:   The consolidated financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets generally accepted accounting principles (“GAAP”) to ensure the consolidated financial statements are consistently reported. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codifications (“ASC”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates:   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates reflected in these consolidated financial statements included but are not limited to, the research and development expenses, determination of fair value of stock-based awards, the valuation of common stock, and the right-to-use assets and operating lease liability. Actual results could differ from these estimates.
Segments:   Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company’s chief executive officer is

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 2  — Summary of Significant Accounting Policies (Continued)
the CODM, and he uses consolidated financial information in determining how to allocate resources and assess performance. The Company has determined that it operates in one segment.
Cash and Cash Equivalents:   Cash and cash equivalents are comprised of deposits at major financial banking institutions and highly liquid investments with an original maturity of three months or less at the date of purchase. Cash is maintained at Federal Deposit Insurance Company (“FDIC”) insured financial institutions. At times, the Company has maintained cash in excess of FDIC limits, however it has not experienced any losses with respect to its cash balances. The Company regularly monitors the financial condition of the institutions in which it has depository accounts and believes the risk of loss is minimal.
Accounts Receivable:   Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is estimated for those accounts receivable considered to be uncollectible based upon historical experience and management’s evaluation of outstanding accounts receivable. Bad debts are written off against the allowance when identified. At December 31, 2020 and 2019 there was no allowance for doubtful accounts.
Concentration of Credit Risk:   Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of accounts receivable and revenue. To manage accounts receivable credit risk, the Company continuously evaluates the creditworthiness of its customers and the need for an allowance for potential credit losses. The Company has not experienced any losses in such accounts.
The following customers comprised 10% or more of the Company’s total accounts receivable or revenues as of or for the period ended December 31, 2020 (customers with an asterisk are less than 10%):
	Year Ended December 31, 2020		As of December 31, 2020
	Revenue	% of Total	Accounts Receivable	% of Total
Customer #1	$676,710	29.3%	$214,345	42.9%
Customer #2	$570,000	24.7%	$71,250	14.2%
Customer #3	$306,900	13.3%	*	*
Customer #4	$250,880	10.9%	$63,000	12.6%
Customer #5	*	*	$91,975	18.4%
The following customers comprised 10% or more of the Company’s total accounts receivable or revenues as of or for the period ended December 31, 2019 (customers with an asterisk are less than 10%):
	Year Ended December 31, 2019		As of December 31, 2019
	Revenue	% of Total	Accounts Receivable	% of Total
Customer #1	$630,000	32.8%	*	*
Customer #2	$559,140	29.1%	$102,240	48.7%
Customer #3	$224,400	11.7%	*	*
Customer #4	*	*	$54,300	25.9%
Customer #5	*	*	$21,300	10.1%

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 2  — Summary of Significant Accounting Policies (Continued)
Property and Equipment:   Property and equipment are recorded at cost, net of accumulated depreciation. Expenditures for major replacements and improvements are capitalized, while expenditures for general repairs and maintenance are expensed as incurred. Upon retirements or disposition of property and equipment, the related cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is recorded in the consolidated statement of operations. Depreciation is calculated using the straight-line method once assets are placed in service.
Asset Class	Estimated Useful Lives
Computer equipment	3 years
Furniture and fixtures	5 years
Impairment of Long-lived Assets:   Periodically, the Company evaluates its long-lived assets, which consist primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. To date, no impairments have occurred.
Leases:   In February 2016 the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”), a standard issued to increase transparency and comparability among organizations related to their leasing activities. This standard established a right-of-use model that requires the recognition of right-of-use assets and lease liabilities for most leases as well as provides disclosure with respect to certain qualitative and quantitative information related to a company’s leasing arrangements to meet the objective of allowing users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases.
The Company adopted the leasing standard using the modified retrospective transition approach as of January 1, 2020, with no restatement of prior periods or cumulative adjustment to retained earnings. Upon adoption, the Company elected the package of transition practical expedients, which allowed the Company to carry forward prior conclusions related to whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, and initial direct costs for existing leases. The Company also made an accounting policy election to not recognize leases with an initial term of 12 months or less within its consolidated balance sheets, and to recognize those lease payments on a straight-line basis in its consolidated statements of operations over the lease term. The adoption of the leasing standard did not have an impact on the consolidated statement of operations.
The Company determines if an arrangement is a lease at contract inception. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease based upon the present value of future lease payments over the expected lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As most of the Company’s leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate, which is based on rates that would be incurred to borrow on a collateralized basis over a term equal to the lease payments in a similar economic environment, in determining the present value of lease payments.
The Company has elected not to separate lease and non-lease components as a single lease component. The Company’s lease is reflected in right-of-use asset and lease liabilities (current and non-current) in the consolidated balance sheets. The right-of-use assets and lease liabilities were $61,822 upon adoption on

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 2  — Summary of Significant Accounting Policies (Continued)
January 1, 2020. Fixed rents are included in the calculation of the lease balances while variable costs paid for certain operating and pass-through costs are excluded. Lease expense is recognized on a straight-line basis over the lease term.
Convertible preferred stock:   The Company has classified convertible preferred stock (“Preferred Stock”) as temporary equity in the accompanying consolidated balance sheets due to certain changes in control events that are outside of the Company’s control, including transfer of control of the Company, where holders of the Preferred Stock could cause redemption of the shares in these situations. The Company does not accrete the carrying values of the Preferred Stock to the redemption values since a liquidation event was not considered probable as of December 31, 2020 and 2019. Subsequent adjustments of the carrying values to the redemption values will be made only if it becomes probable that such a liquidation event will occur.
Revenue Recognition:   Effective January 1, 2019, the Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective transition method applied to those contracts that were not completed as of that effective date and all contracts thereafter. The adoption did not have an impact on the financial statements.
In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods and services. The core principle of the standard is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following five-step model:
•
Identify the contract with a customer

•
Identify the performance obligations in the contract

•
Determine the transaction price

•
Allocate the transaction price to the performance obligations in the contract

•
Recognize revenue when or as performance obligations are satisfied

The Company’s contracts generally consist of the promise to provide computational biology professional services to pharmaceutical and biotechnology companies, which the Company has concluded constitutes one performance obligation that is delivered over time. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the services to the customer. The Company’s contracts provide for either agreed upon rates per hour based on the level of the professional working on the project or a fixed fee for a defined scope of work. The Company recognizes revenue over time by measuring the progress toward complete satisfaction of the performance obligation using a single method of measuring progress, which depicts the performance in transferring control of the associated services to the customer. The Company uses input methods to measure the progress toward the complete satisfaction of performance obligations and evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and net loss in the period of adjustment.
The Company’s contract terms do not allow for a right of return or refund and do not contain significant financing components. Receivables associated with the contract will generally be collected within thirty to sixty days, in accordance with the underlying payment terms.
Income Taxes:   The Company provides for income taxes in accordance with ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based upon the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 2  — Summary of Significant Accounting Policies (Continued)
The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions when management determines that it is probable that a loss will be incurred related to these matters and the amount of the loss is reasonably determinable. The Company has not identified any significant uncertain tax positions as of December 31, 2020 or 2019.
Research and Development:   Research and development costs are expensed as incurred. Research and development costs consist of expenses incurred in performing research and development activities, including salaries and benefits, materials and supplies, preclinical expenses, stock-based compensation expense, depreciation of equipment, contract services, and other outside expenses. The Company also incurs costs to develop software programs for internal use in identifying potential human drug targets which may then lead to the development of human drug candidates. To date the software programs have primarily been used for internal research and development activities and the costs incurred have been expensed as research and development.
Stock-based Compensation:   The Company issues stock-based awards to employees and nonemployees in the form of stock options. The Company accounts for stock-based awards in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”), which requires all stock-based payments to employees and nonemployees, including grants of employee stock options and modifications to existing stock options, to be recognized in the consolidated statement of operations based on their fair values.
The fair value of options is estimated on the grant date using the Black-Scholes option-pricing model (“Black-Scholes”). Black-Scholes requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term of its stock option, the volatility of the Company’s common stock, and an assumed risk-free interest rate. The Company uses the simplified calculation of expected life and volatility is based on an average of the historical volatility of a group of publicly traded companies in a similar industry that the Company believes would be considered a peer group had it been a publicly held company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Forfeitures are recognized as they occur. No dividend yield was assumed as the Company does not pay, and does not expect to pay, dividends on its common stock. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgement.
In accordance with ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, compensation expense for stock-based awards granted to nonemployees is recognized over the period during which services are rendered by such nonemployees. The new standard largely aligns the accounting for share-based payment awards issued to employees and nonemployees by expanding the scope of ASC 718 to apply to nonemployee share-based transactions, as long as the transaction is not effectively a form of financing. There was no adjustment to the financial statements upon adoption of this standard as of January 1, 2020.
As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by its board of directors as of the date of each option grant, with input from management, considering the Company’s most recently available third-party valuations of common stock and its board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold shares of preferred stock, the superior rights and preferences of securities senior to the Company’s common stock at the time of, and the likelihood of, achieving a liquidity event, such as an initial public offering or sale.

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 2  — Summary of Significant Accounting Policies (Continued)
The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if the Company had used different assumptions or estimates, the fair value of its common stock and its stock-based compensation expense could be materially different.
Fair Value of Financial Instruments:   The Company follows the guidance prescribed by ASC Topic 820, Fair Value Measurements (“ASC 820”), which establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value which focuses on an exit price which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.
Level 1:
Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date.

Level 2:
Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. The Company does not have any instruments meeting the criteria of Level 2 inputs.

Level 3:
Pricing inputs include unobservable inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability, which are developed based on the best information available. The Company does not have any instruments meeting the criteria of Level 3 inputs.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The carrying amounts reflected in the consolidated balance sheets for cash, accounts payable and accrued expenses approximate their respective fair values because of the short-term maturity of those financial instruments. As of December 31, 2020 and 2019, the Company only holds Level 1 cash equivalents, which consist of money market funds of $36,842,373 and $13,375,975, respectively.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (Jobs Act). The Jobs Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to avail itself of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Statements. The new standard, as amended, requires that expected credit losses relating to financial assets measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. It also limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 2  — Summary of Significant Accounting Policies (Continued)
also requires the reversal of previously recognized credit losses if fair value increases. The targeted transition relief standard allows filers an option to irrevocably elect the fair value option of ASC 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments. ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) will become effective for the Company on January 1, 2023. The Company is currently evaluating the impact of adopting this new accounting guidance.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in the existing guidance for income taxes and making other minor improvements. The amendments are effective for annual reporting periods beginning after December 15, 2020 with early adoption permitted. The Company is currently evaluating the impact of adopting this new accounting guidance.
Note 3 — Property and Equipment
Property and equipment consisted of the following at December 31, 2020 and 2019:
	2020	2019
Computer equipment	$174,317	$139,700
Furniture and fixtures	18,798	—
Total	193,115	139,700
Accumulated depreciation	(128,752)	(104,424)
Property and equipment, net	$64,363	$35,276
Depreciation expense totaled $24,328 and $18,079 for the years ended December 31, 2020 and 2019, respectively.
Note 4 — Accrued Expenses
Accrued expenses consisted of the following at December 31, 2020 and 2019:
	2020	2019
Accrued professional expenses	$269,302	$91,632
Accrued employee expenses	163,668	118,716
Accrued contract research expenses	266,022	—
	$698,992	$210,348
Note 5 — Convertible Notes Payable
During the years ended December 31, 2018 and 2019, the Company entered into convertible promissory note agreements (“Convertible Notes”) for an aggregate amount of $1,450,000 and $3,825,000, respectively. The Convertible Notes accrued interest at 6% per annum and became payable upon demand any time on or after September 30, 2019. All repayments must first have been applied to accrued interest and then to the outstanding principal balance, and required prior written consent from the noteholders for advanced repayment.
The Convertible Notes contained multiple conversion features including qualified financing, non-qualified financing, liquidation event and voluntary conversion. All of the Convertible Notes contained a provision whereby the notes were automatically convertible upon a qualified financing with gross proceeds in excess of $4,000,000 at a conversion rate of 80% of the per share price paid by investors in the financing.

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 5 — Convertible Notes Payable (Continued)
Upon the occurrence of a non-qualified financing, all of the Convertible Notes were convertible at the option of the holders, at a conversion rate of 80% of the per share price paid by investors in the financing. Upon the occurrence of a liquidation event, the Convertible Notes would be settled with a cash repayment equal to two times the principal balance. Lastly, at any time on or after the second anniversary of the demand date, the Convertible Notes were eligible for voluntary conversion into common stock at a conversion rate of 80% of the per share fair market value.
The Company evaluated all the settlement features included within the convertible note agreements, noting that none of the features was considered to be predominant. The Company also evaluated all features under ASC Topic 815, Derivatives and Hedging (“ASC 815”), and determined all features met the definition of a derivative and required bifurcation. The derivative was recorded at fair value based on the occurrence of a triggering event taking place during the term of the notes.
For the year ended December 31, 2019 non-cash interest expense was $351,302 and issuance costs totaled $56,242.
In conjunction with the issuance of Series A Preferred in September 2019 (Note 6) the Convertible Notes with embedded derivatives and accrued interest totaling $5,375,167 were converted at a price of 80% of the Series A Preferred per share price, or $6.84 for total conversion value of $6,718,886. In connection with the conversion of the Convertible Notes and related interest, the Company also recorded extinguishment costs of $53,201 related to the unamortized issuance costs and a final fair value adjustment to the related derivative liability by recording a gain of $21,280. Upon extinguishment of the Convertible Notes, accrued interest and derivative liability, the Company recorded a loss of $1,124,792.
As of December 31, 2020 and 2019, there was no outstanding balance for Convertible Notes nor related derivatives since the Convertible Notes were converted prior to December 31, 2019.
The following table shows changes to the carrying values of the Convertible Notes and associated embedded derivatives for the year ended December 31, 2019:
	Convertible Notes Payable	Embedded Derivatives
Balance at December 31, 2018	$1,098,867	$378,351
Issuance of additional convertible notes payable	2,838,279	986,721
Accretion of debt discount	345,077	—
Change in fair value	—	(21,280)
Extinguishment	(4,282,223)	(1,343,792)
Balance at December 31, 2019	$—	$—
Note 6 — Convertible Preferred Stock
Series A Preferred Stock
In September 2019, the Company authorized the sale and issuance of up to 1,987,979 shares of Series A Preferred Stock, $0.001 par value per share, at an original issuance price of $8.5514 per share. In January 2020, the number of shares authorized for the Series A Preferred Stock was increased to 2,495,933 shares. The Series A Preferred Stock financing was structured to be issued in rolling closes during 2019 and 2020.
On September 20, 2019, the Company issued an additional 1,122,458 shares of Series A Preferred Stock for gross cash proceeds of $9,598,847 and issued 785,706 shares of Series A Preferred Stock in conjunction with the conversion of the outstanding amount of the Convertible Notes (Note 5). In 2019, the Company incurred issuance costs of $200,587 in connection with this offering.

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 6 — Convertible Preferred Stock (Continued)
The Company received funds for issuance of an additional 468,315 shares of Series A Preferred Stock for gross cash proceeds of $4,004,975 through December 31, 2019. Of these shares, 410,436 shares of Series A Preferred Stock for gross cash proceeds of $3,509,802 exceeded the authorized amount allowed by the articles of incorporation, resulting in a liability of $3,509,802 and a total of 1,966,043 shares of Series A Preferred Stock outstanding at December 31, 2019. In January 2020, the shares that were previously classified as a liability as of December 31, 2019 were reclassified to temporary equity upon the approved increase to authorized shares of Series A Preferred Stock.
In January 2020, the Company issued 119,454 additional shares of Series A Preferred Stock for gross cash proceeds of $1,021,413. The Company incurred issuance costs of $23,610 in connection with the financing in January 2020.
Series B Preferred Stock
In December 2020, the Company authorized the sale and issuance of up to 6,032,183 shares of Series B Preferred Stock, $0.001 par value per share, at an original issuance price of $10.2782 per share. The Series B Preferred Stock financing was structured to close in two tranches. The first tranche closed in December 2020 and the Company issued 3,619,292 shares of Series B Preferred Stock for gross cash proceeds of $37,199,929. The Company incurred issuance costs of $216,019 in connection with the financing in December 2020.
The Company determined the right of the investors to purchase 2,412,853 shares of Series B Preferred Stock in the second tranche does not meet the definition of a freestanding financial instrument as it is not separable from the Series B Preferred Stock issued in the first tranche. The issuance of the second tranche is subject to the Company meeting certain development milestones or at the election of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock which must include one specific shareholder (the “Requisite Holders”). Each holder of Series B Preferred Stock may elect to purchase their requisite shares of the second tranche at any time. As of December 31, 2020, the Company has not met these development milestones nor did the Requisite Holders elect to purchase the second tranche prior to meeting these milestones and therefore no shares of the second tranche were issued.
In April and May 2021, all 2,412,853 shares of the second tranche of Series B Preferred Stock were issued based on the voluntary election of substantially all of the holders of Series B Preferred Stock. The Company received gross proceeds of $24,799,786.
As of December 31, 2020, the rights and preferences of the Series A Preferred Stock and Series B Preferred Stock (“Preferred Stock”) are as follows:
Conversion
Each share of Preferred Stock may be converted at any time, at the option of the holder, into shares of Class A common stock, subject to the applicable conversion rate as determined by dividing the original issue price by the conversion price. The conversion price for the Series A Preferred Stock and Series B Preferred Stock (as may be adjusted for certain customary dilutive events) is $8.5514 and $10.2782, respectively. The Preferred Stock automatically convert into shares of Class A common stock at the then effective conversion rate upon the closing of a public offering of the Company’s securities with gross proceeds to the Company of at least $75,000,000 and a share price of at least $10.2782 or at the election of the holders of the Requisite Holders.
Holders of Series B Preferred Stock that would beneficially own at least 9.9% of any then outstanding class of equity securities may elect to receive a portion of their converted Series B Preferred Stock as Class B common stock upon conversion.
Dividends
Preferred Stockholders are entitled to receive per annum dividends of 7% of the original issue price share, payable only when, as and if declared by the Board of Directors. The right to receive these dividends is not

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 6 — Convertible Preferred Stock (Continued)
cumulative, and therefore, if not declared in any year, the right to receive such dividends shall terminate and not carry forward into the next year. As of December 31, 2020 and 2019, no dividends had been declared.
Voting Rights
Preferred Stock and common stock vote together as one class on an as converted basis. Common stock voting rights on certain matters are subject to the powers, preferences, and rights of the Preferred Stock. Preferred Stockholders are entitled to vote on all matters and shall have the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock held by such holder are then convertible. As long as 2,132,029 shares of Preferred Stock are outstanding, certain actions such as mergers, acquisition, liquidation, dissolution, wind up of business, and deemed liquidation events, must be approved by the holders of at least a majority of the then-outstanding shares of Preferred Stock.
Liquidation Preference
Upon liquidation, dissolution, or winding up of business, holders of Preferred Stock are entitled to receive a liquidation preference in priority to holders of common stock at the original respective Preferred Stock issue price for such series. If assets available for distribution are insufficient to satisfy the liquidation payment to holders of Preferred Stock in full, assets available for distribution will be allocated among holders Preferred Stock on a pari passu basis at an amount per share equal to the greater of the respective original Preferred Stock issue price for such series plus any declared but unpaid dividends or such amount had all shares been converted to common stock.
When holders of Preferred Stock are satisfied in full, any excess assets available for distribution will be allocated ratably among common stock holders based on their pro rata shareholdings. Upon a deemed liquidation event, as defined in the articles of incorporation, holders have the option to redeem their shares at the liquidation payment amounts summarized above.
Redemption
Other than described above, the shares of Preferred Stock are not redeemable.
Note 7 — Common Stock
As of December 31, 2020, the Company has 15,733,000 authorized shares of Class A common stock, $0.001 par value per share, of which 3,535,811 are issued and outstanding. The holders of Class A common stock are entitled one vote for each share of common stock. Dividends may be paid when, and if declared by the Board of Directors, subject to the limitations, powers and preferences granted to the Series Preferred stockholders and on a proportionate basis with holders of Class B common stock.
As of December 31, 2020, the following number of shares of Class A common stock have been reserved:
Conversion of Series A Preferred	2,495,933
Conversion of Series B Preferred	3,619,292
Exercise of common stock warrants	220,220
Exercise of common stock options	1,286,618
Total	7,622,063
As of December 31, 2020, the Company has 6,032,183 authorized shares of Class B common stock, $0.001 par value per share, of which no shares have been issued nor are outstanding. The holders of Class B common stock have no voting rights. Dividends may be paid when, and if, declared by the Board of Directors, subject to the limitations, powers and preferences granted to the preferred stockholders and on a proportionate basis with holders of Class A common stock.

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 7 — Common Stock (Continued)
Common Stock Warrants
During 2019, the Company issued warrants to purchase an aggregate of 220,220 shares of common stock at an exercise price of $4.21 per share to several advisors, including 143,560 shares to entities related to members of the Board of Directors of the Company, in lieu of cash payments. These warrants vested immediately upon issuance, become exercisable on January 9, 2021 and have a 10 year term set to expire on January 9, 2030. The fair value of these warrants, totaling $739,034, was recorded in the consolidated statements of operations as general and administrative expense during the year ended December 31, 2019. The Company evaluated the terms of these warrants and determined that equity classification was appropriate. As of December 31, 2020, no warrants have been exercised.
The fair value of these warrants was estimated using a Black-Scholes model with the following assumptions:
2019
Risk-free interest rate	1.89%
Expected dividend yield	0%
Volatility	77.03%
Expected term	10.0 years
Note 8 — Net Loss Per Share Attributable to Common Stockholders
Net loss per share of common stock is computed using the two-class method required for multiple classes of common stock and participating securities based upon their respective rights to receive dividends as if all income for the period has been distributed. The rights, including the liquidation and dividend rights and sharing of losses, of the Class A and Class B common stock are identical, other than voting rights. As the liquidation and dividend rights and sharing of losses are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net loss per share attributed to common stockholders is therefore the same for Class A and Class B common stock on an individual or combined basis.
The Company’s participating securities include the Company’s Preferred Stock, as the holders are entitled to receive noncumulative dividends in the event that a dividend is paid on common stock. The holders of Preferred Stock do not have a contractual obligation to share in losses of the Company, and therefore during periods of loss there is no allocation required under the two-class method.
Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, adjusted for outstanding shares that are subject to repurchase.
Diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. The Company has reported net losses for all periods presented, therefore diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 8 — Net Loss Per Share Attributable to Common Stockholders (Continued)
Basic and diluted net loss per share attributable to common stockholders was calculated at December 31 as follows:
	2020	2019
Numerator:
Net loss	$(17,039,898)	$(7,709,448)
Denominator – basic and diluted:
Weighted-average common shares outstanding, basic and diluted	3,535,811	3,535,811
Net loss per share – basic and diluted	$(4.82)	$(2.18)
The following table sets forth the potentially dilutive securities that have been excluded from the calculation of diluted net loss per share because to include them would be anti-dilutive (in common stock equivalent shares) at December 31:
	2020	2019
Series A Preferred	2,495,933	1,966,043
Series B Preferred	3,619,292	—
Warrants to purchase common stock	220,220	220,220
Options to purchase common stock	1,286,618	1,124,996
Total shares of common stock equivalents	7,622,063	3,311,259
Unaudited pro forma net loss per share attributable to common stockholders is computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all the convertible preferred stock into shares of common stock as if such conversion had occurred at the beginning of the period presented or the date of original issuance, if later.
The following table summarizes the Company’s unaudited pro forma net loss per share attributable to common stockholders for the year ending December 31, 2020:
2020
Numerator:
Net loss	$(17,039,898)
Denominator:
Weighted-average common shares outstanding, basic and diluted	3,535,811
Assumed conversion Series A Preferred and Series B Preferred	2,592,047
Denominator for pro forma basic and diluted loss	6,127,858
Net loss per share – basic and diluted	$(2.78)
Note 9 — Stock-Based Compensation
During 2015, the Company established the 2015 Stock Incentive Plan (“Incentive Plan”), under which incentive stock options, nonqualified stock options and common stock may be awarded to employees, directors or consultants of the Company. The options typically vest over a four-year period. At December 31, 2020, the maximum number of shares available for issuance under the Incentive Plan was 2,017,981 shares. At December 31, 2020, the number of shares available for future grants under the Incentive Plan was 730,363 shares. During the years ended December 31, 2020 and 2019, the Company recognized stock-based

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 9 — Stock-Based Compensation (Continued)
compensation expense of $1,086,769 and $596,631, respectively. At December 31, 2020, compensation expense remaining to be recognized for outstanding stock options was $1,655,822 and to be recognized over a weighted-average period of 2.0 years.
The Company used the following assumptions in its application of the Black-Scholes option pricing model for grants in 2020 and 2019:
	2020	2019
Risk-free interest rate	0.36% - 1.45%	1.77% - 2.20%
Expected dividend yield	0%	0%
Volatility	67.30% - 80.85%	66.99% - 70.44%
Expected term	5.92 - 10 years	6.08 years
The following table summarizes the stock option activity under the Plan:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, December 31, 2018	521,500	$4.72	8.77	$—
Granted	714,496	$4.22
Cancelled	(111,000)	$4.72
Outstanding, December 31, 2019	1,124,996	$4.21	9.13	$—
Granted	245,122	$4.26
Cancelled	(83,500)	$4.21
Outstanding, December 31, 2020	1,286,618	$4.22	8.37	$1,994,744
Vested and exercisable at December 31, 2020	617,741	$4.21	7.74	$963,675
Vested and expected to vest at December 31, 2020	1,286,618	$4.22	8.37	$1,994,744
During December 2019, the Company modified the exercise price of options to purchase 418,000 shares of common stock to $4.21 and the related incremental expense of $34,525 was recognized during the year ended December 31, 2019 and was included as a component of share-based compensation expense.
For the years ended December 31, 2020 and 2019, the Company recognized share-based compensation expense recognized on the accompanying consolidated statements of operations as follows:
	2020	2019
Cost of revenue	$108,027	$166,674
Research and development	503,111	305,729
General and administrative	475,631	124,228
Total	$1,086,769	$596,631

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 10 — Income Taxes
A reconciliation of the effect of applying the federal statutory rate to the net loss and the effective income tax rate are as follows:
	2020	2019
Statutory federal income tax rate	21.0%	21.0%
State tax, net of federal benefit	6.3%	6.3%
Permanent differences	(1.5)%	(1.9)%
Federal research and development credits	4.5%	3.0%
State research and development credits	0.7%	0.4%
Other differences	(3.7)%	(5.4)%
Change in valuation allowance	(27.3)%	(23.4)%
Effective income tax rate	0.0%	0.0%
As of December 31, 2020 and 2019, the components and tax effects of each type of item that gave rise to the net deferred tax assets were as follows:
	2020	2019
Deferred tax assets:
Stock-based compensation expense	$73,984	$27,521
R&D credit carryforward	1,574,596	675,646
NOL carryforward	5,525,123	1,797,847
Gross deferred tax assets	7,173,703	2,501,014
Valuation allowance	(7,127,448)	(2,479,213)
Net deferred tax assets	46,255	21,801
Net deferred tax liabilities:
Prepaid expenses deducted for tax	(28,671)	(12,163)
Tax depreciation in excess of book	(17,584)	(9,638)
Total deferred tax liabilities	(46,255)	(21,801)
Net deferred taxes	$—	$—
Federal net operating losses (“NOL”) generated in tax years ended after December 31, 2017 are limited to 80% of taxable income, only carried forward and carried forward indefinitely under the Internal Revenue Code (“IRC”). The Company has no income tax expense due to operating losses incurred for the years ended December 31, 2020 and 2019. The Company has provided a valuation allowance for the full amount of the net deferred tax assets as, based on all available evidence, it is considered more likely than not that all the recorded deferred tax assets will not be realized in a future period. At December 31, 2020, the Company has federal and state NOLs of $22,012,360 and $14,280,490, respectively all generated after the tax year ended December 31, 2017. At December 31, 2020, the Company has federal and state research and development credit carryforwards, $1,347,372 and $227,225, respectively, that start to expire beginning in 2025.
As the Company has not yet achieved profitable operations, management believes the tax benefits as of December 31, 2020 did not satisfy the realization criteria set forth in ASC Topic 740, Income Taxes and, therefore, has recorded a full valuation allowance for the entire deferred tax asset. The valuation allowance increased in 2020 by $4,648,234 due to the increase in the deferred tax assets by the same amount, primarily due to NOL and research and development credit carryforwards.

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 10 — Income Taxes (Continued)
The Company has generated significant net operating loss carryforwards and research and development tax credits, as a result of incurred losses due to research activities since inception. The Company is generally able to carry NOLs and R&D credits forward to reduce our tax liability in future years. However, our ability to utilize the NOLs and R&D credits is subject to the rules of Sections 382 and 383 of the Internal Revenue Code of 1986. Those sections generally restrict the use of NOLs and R&D credits after an “ownership change.” We may have experienced an “ownership change” within the meaning of Section 382 in the past and there can be no assurance that we will not experience additional ownership changes in the future. As a result, our NOLs and business credits (including the R&D credit) may be subject to limitations and we may be required to pay taxes earlier and in larger amounts than would be the case if our NOLs or R&D credits were freely usable.
The Company files tax returns in the United States including California, New York and Massachusetts. All tax years from 2016 to 2020 remain open to examination by the major taxing jurisdictions to which the Company is subject, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service (“IRS”) or other authorities if they have or will be used in a future period. The Company is not currently under examination by the IRS or any other jurisdictions for any tax years.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The enactment of the CARES Act resulted in increased federal and state research and development carryforwards from 2013 through 2018 of $142,764 and $55,901, respectively, and decreased federal NOL of $759,794 from 2018.
As of December 31, 2020, the Company had no uncertain tax positions. The Company has elected to recognize interest and penalties related to income tax matters as a component of income tax expense, of which no interest or penalties were recorded for the years ended December 31, 2020 and 2019.
Note 11 — Commitments and Contingencies
Operating Leases
The Company leases office space in Cambridge, Massachusetts and New York, New York pursuant to short-term arrangements. The Cambridge lease is on a month-to-month basis, requiring one month’s notice before termination. The New York lease is renewable on a quarterly basis and the last renewal was on March 8, 2021 which extended the lease term until June 30, 2021. These lease agreements include payments for lease and non-lease components and the Company has elected to not separate such components and these payments were recognized as rent expense.
As of December 31, 2020, total future minimum lease payments for its short-term leases in Cambridge, Massachusetts and New York, New York, was $12,000 all due in 2021. The Company leases storage space for its electronic data equipment in Somerville, Massachusetts. This lease is renewable on an annual basis effective every March 1st. Prior to December 31, 2020, the Company renewed the lease through March 31, 2022. As of December 31, 2020, total future minimum lease payments for this lease were $21,416 due in 2021 and $3,569 due in 2022.
In July 2019, the Company entered into an office lease in San Diego, California (“2019 San Diego Lease”) with a lease term of 24 months with no escalations and variable costs based on additional number of employees using the facility. This lease was cancelable upon a 30-day notice period. Upon adoption of ASC 842 on January 1, 2020, a right-to-use asset and lease liability based on the fixed costs was recognized by the Company for $61,822. Effective September 20, 2020, the lease was terminated and the remaining right-of-use asset and lease liability were derecognized. No gain or loss was recognized for the termination of this lease.

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 11 — Commitments and Contingencies (Continued)
In October 2020, the Company entered into an office lease in San Diego, California (“2020 San Diego Lease”) with a lease term of 67 months. At the lease commencement date, a right-to-use asset and lease liability was recognized by the Company for $637,863.
Maturities of the lease liabilities due under the Company’s 2020 San Diego Lease as of December 31, 2020 are as follows:
Amount
2021	$111,527
2022	115,430
2023	125,741
2024	161,498
2025	167,150
2026	57,332
Total future lease payments	738,678
Less: Imputed interest	(117,589)
Total lease liabilities	$621,089
Current portion lease liability	$76,322
Lease liability, noncurrent	544,767
Total lease liability	$621,089

Quantitative information regarding the Company’s leases for the year ended December 31, 2020 is as follows:
2020
Lease costs:
Operating lease cost	$66,652
Short-term lease cost	252,796
Variable lease cost	14,700
Total lease costs	$334,148
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$58,666
Operating cash flows from short-term leases	252,796
$311,462

Weighted average remaining lease term – operating leases	5.33 years
Weighted average discount rate – operating leases	6.0%
As the Company’s leases typically do not provide an implicit rate, the Company uses an estimate of its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.

Immuneering Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
Note 11 — Commitments and Contingencies (Continued)
Litigation
The Company may be exposed to litigation in connection with its products and operations. The Company’s policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. The Company is not aware of any material legal matters.
Clinical Research Contracts
The Company may enter into contracts in the normal course of business with clinical research organizations for clinical trials, with contract manufacturing organizations for clinical supplies, and with other vendors for preclinical studies, supplies and other services for our operating purposes. These contracts generally provide for termination with a 30-day notice.
COVID-19
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus disease (“COVID 19”) a pandemic, which continues to spread throughout the United States and worldwide. As of the date of the consolidated financial statements were issued, the Company’s operations have not been significantly impacted by the COVID-19 outbreak. However, the Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition and operations, including planned clinical trials. The Company believes that there may be an impact on the clinical development of its product candidates, including potential delays, halts or modifications to its planned trials.
Note 12 — Related Party Transactions
An officer of the Company is a board member of a contract research organization (“CRO”) that provides contract services to the Company. Research and development expenses in the accompanying consolidated statement of operations include the cost of services provided by the CRO to the Company which amounted to $2,744,051 and $400,504 for the years ended December 31, 2020 and 2019, respectively. Of this amount, $279,153 and $95,878 was owed to the CRO at December 31, 2020 and 2019, respectively, and is included in accounts payable or accrued contract research expenses in the accompanying consolidated balance sheets.
Note 13 — Subsequent Events
Management has evaluated subsequent events through May 13, 2021, the date the consolidated financial statements were issued, and determined that no additional subsequent events had occurred that would require recognition in these consolidated financial statements except as disclosed in Note 6.

           Shares
Class A Common Stock
PROSPECTUS
MORGAN STANLEY	JEFFERIES	COWEN	GUGGENHEIM SECURITIES
Through and including           , 2021 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
           , 2021

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq listing fee.
Amount
SEC registration fee	$	*
FINRA filing fee		*
Initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be filed by amendment.

Item 14.   Indemnification of Directors and Officers.
Prior to the closing of the offering to which this Registration Statement relates, Immuneering Corporation. intends to convert into a Delaware corporation pursuant to a statutory conversion, and will change its name to Immuneering Corporation. Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation to be effective upon the corporate conversion will provide that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation to be effective upon the corporate conversion will provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities.
During the past three years, we issued securities that were not registered under the Securities Act as set forth below. The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act:
(a) Issuance of Capital Stock
On July 28, 2015, certain shareholders sold 4,180,820 shares of common stock to Teva Pharmaceuticals USA, Inc., or Teva, for a total amount of $44,998,166. In January 2018, the Company terminated its contract with Teva and Teva returned 3,827,239 shares of common stock to the Company. On May 28, 2020, Teva sold 353,581 shares of common stock to certain shareholders for a total amount of $1,538,077.
From September 2019 to January 2020, we issued and sold to investors in a private placement an aggregate of 2,495,933 shares of Series A Preferred Stock at a purchase price of $8.5514 per share, for aggregate consideration of approximately $20.0 million.
On December 31, 2020, we issued and sold to investors in a private placement an aggregate of 3,619,292 shares of Series B Preferred Stock at a purchase price of $10.2782 per share, for an aggregate consideration of approximately $37.2 million. In addition, in April and May 2021, we issued and sold to investors in a private placement an additional 2,412,852 shares of Series B Preferred Stock at a purchase price of $10.2782 per share, for an aggregate consideration of approximately $24.8 million.
No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipients of securities in the transactions described above represented that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.
(b) Stock Option Grants and Option Exercises
From January 1, 2018 through December 31, 2020, we granted to our employees, officers, directors and other persons who provide services to us options to purchase up to 1,224,994 shares of Class A common stock under the 2015 Plan, at a weighted average exercise price of $4.21 per share. 194,500 of these options were terminated, expired without being exercised or were otherwise forfeited.
No underwriters were involved in the foregoing issuances of securities. The issuances of stock options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, consultants and advisors, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.   Exhibits and Financial Statements.
Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant (as amended and currently in effect).
3.2*	Bylaws of the Registrant (currently in effect).
3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be in effect upon the consummation of this offering).
3.4*	Form of Amended and Restated Bylaws of the Registrant (to be in effect upon the consummation of this offering).
4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.
5.1*	Opinion of Latham & Watkins LLP.
10.1	Amended and Restated Investors’ Rights Agreement, dated December 21, 2020, by and among the Registrant and the other parties thereto.
10.2	Master Services Agreement, dated August 5, 2019, by and between Bioarkive LLC and the Registrant.
10.3†*	Immuneering Corporation 2008 Stock Incentive Plan and form of option agreement thereunder.
10.4†*	Immuneering Corporation Long Term Incentive Plan and form of option agreement thereunder.
10.5†*	Employment Letter Agreement, dated March 5, 2021, by and between Biren Amin and the Registrant.
10.6†*	Employment Letter Agreement, dated October 24, 2019, by and between Brett Hall, Ph.D. and the Registrant.
10.7†*	Employment Letter Agreement, dated October 11, 2019, by and between Scott Barrett, M.D. and the Registrant.
10.8†*	2021 Incentive Award Plan and forms of award agreements thereunder.
10.9†*	2021 Employee Stock Purchase Plan.
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of RSM US LLP, independent registered public accounting firm.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan or arrangement.

Item 17.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                 ,                 , on this      day of                 , 2021.
IMMUNEERING CORPORATION
By:	Benjamin J. Zeskind, Ph.D. Co-Founder, Chief Executive Officer and Director

SIGNATURES AND POWER OF ATTORNEY
We, the undersigned officers and directors of Immuneering Corporation, hereby severally constitute and appoint Benjamin J. Zeskind and Biren Amin, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.
Signature	Title	Date
Benjamin J. Zeskind, Ph.D.	Co-Founder, Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Biren Amin	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021
Robert J. Carpenter	Co-Founder, Director	, 2021
Peter Feinberg	Director	, 2021
Laurie B. Keating	Director	, 2021
Andrew Phillips, Ph.D.	Director	, 2021